Confidential draft no. 3 as confidentially submitted to the U.S. Securities and Exchange Commission on March 25, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________________

K-TECH SOLUTIONS COMPANY LIMITED
(Exact Name of Registrant as Specified in its Charter)

______________________________________

British Virgin Islands	3944	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong
+852 2741 3165
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

______________________________________

[Cogency Global Inc.]
[122 East 42nd Street, 18th Floor]
[New York, NY 10168]
[+1 800-221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________________

Copies to:

Lawrence Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong Telephone: +1 310 7285129	Mark Li, Esq Jonathan Jiang, Esq MagStone Law, LLP 293 Eisenhower Pkwy Suite 135, Livingston, NJ 07039 Telephone: (212) 813-2888

______________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

•        Public Offering Prospectus.    A prospectus to be used for the public offering by the Registrant of up to [*] Shares of the Registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

•        Resale Prospectus.    A prospectus to be used for the resale by the Selling Shareholders set forth therein of [*] Shares in aggregate of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different outside and inside front covers and back covers;

•        they contain different Offering sections in the Prospectus Summary section beginning on page Alt-1;

•        they contain different Use of Proceeds sections on page Alt-2;

•        they contain different Lock-up Agreements section on page Alt-3;

•        a Selling Shareholders section is included in the Resale Prospectus;

•        a Selling Shareholders Plan of Distribution is inserted; and

•        the Legal Matters section in the Resale Prospectus on page Alt-6 deletes the reference to counsel for the underwriter.

The Registrant has included in this Registration Statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Shareholders.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [*] 2025

K-TECH SOLUTIONS COMPANY LIMITED

[*] CLASS A SHARES

This is an initial public offering (the “IPO”) of the Class A shares of par value US$[0.0001] per share (the “Class A Shares”, and together with Class B ordinary shares of par value US$[0.0001] per share (the “Class B Shares”), the “Ordinary Share(s)” or “Share(s)”) of K-Tech Solutions Company Limited (“KTech” or the “Company”), a BVI business company incorporated in the British Virgin Islands (the “BVI”). We are offering [*] Class A Shares of the Company, on a firm commitment basis. No public market currently exists for our Shares. The IPO price is expected to be between US$[*] and [*] per Share. The selling shareholder (as defined herein) is offering [*] Class A Shares of KTech to be sold in the offering pursuant to the Resale Prospectus. We will not receive any proceeds from the sale of the Shares of KTech to be sold by the selling shareholder. We agree to grant the Representative warrants (the “Representative Warrants”) up to a total of [*] Class A Shares (equal to 5% of the aggregate number of Class A Shares sold in the offering, including Class A Shares issued pursuant to the exercise of the over-allotment option) at a price equal to 120% of the price of our Class A Shares offered hereby, for nominal consideration.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “KMRK.” As such, at this time Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application. However, there is no assurance that this offering will be closed or that our Ordinary Shares will be listed for trading on the Nasdaq. If Nasdaq does not approve our listing application, this IPO will be terminated.

Upon the completion of this offering, assuming an offering size as set forth above, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq because our controlling shareholders have entered into an Acting-in-Concert Agreement pursuant to which they undertake that following the completion of this offering, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company, our controlling shareholders will collectively own [12,000,000] Class A Shares and [4,500,000] Class B Shares, being [76.4]% of our total issued and outstanding shares, representing [91.8]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option and assuming the Selling Shareholders immediately disposes all of the [*] Class A Shares pursuant to the Resale Prospectus. (the “Controlling Shareholders”) (or [*]% of our outstanding Shares or [*]% of the total voting power if the underwriters exercise their over-allotment option). See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

As of the date of this prospectus, our outstanding authorized shares consist of Ordinary Shares. Holders of Ordinary Shares have the same rights.

We are not a Chinese operating company, but an offshore holding company incorporated in the BVI. As a holding company with no material operations of our own, we conduct our operations through our operating subsidiary in Hong Kong, namely K-Mark Technology Limited (“KMT”). This is an offering of the Shares of K-Tech Solutions Company Limited, the holding company in the BVI, instead of the shares of KMT. References to the “Company,” “we,” “us,” and “our” in the prospectus are to K-Tech Holdings Limited, the BVI entity that will issue the Shares being offered. References to “KMT” is to the Hong Kong entity operating the design solution and trading of toy products business, which generated the revenue and profit stated in the combined financial statements of the Company. Investors in our Shares should be aware that they will not be purchasing equity interests in operating subsidiary in Hong Kong directly, but rather are purchasing equity solely in K-Tech Solutions Company Limited, the BVI holding company, which directly owns equity interests in the operating subsidiary in Hong Kong. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure.

Our operations are solely located in Hong Kong, a special administrative region of the People’s Republic of China (“China” or the “PRC”), with its own governmental and legal system that is independent from mainland China, including having its own distinct laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. However, because our operations are primarily located in Hong Kong, we are still subject to certain legal and operational risks associated with our operating subsidiary, KMT, based in Hong Kong. Additionally, the legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to

KMT, given the substantial operations of our operating subsidiary in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulatory bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. The PRC government may also intervene or impose restrictions on our ability to move out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or any of our subsidiary to obtain regulatory approval from PRC authorities before this offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations and/or the value of the Shares.”

We have been advised by CLKW Lawyers LLP, our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and KMT are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the United States and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiary or denied by any relevant authorities. As of the date of this prospectus, KMT does not require any requisite permissions or approvals from the Hong Kong authorities to operate its businesses. Our Hong Kong subsidiary has received all requisite permissions or approvals from the Hong Kong authorities to operate its business in Hong Kong, including but not limited to business registration certificate.

As advised by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the China Securities Regulatory Commission (the “CSRC”), because (i) we do not have any business operations within the PRC; and (ii) we are not regarded as a Chinese domestic enterprise and do not meet any of the conditions stipulated by the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, governing China-based entities. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. No permissions or approvals have been applied for by the Company or denied by any relevant authority. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect the books of our auditors for two consecutive years. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before our Company’s securities may be prohibited from trading or delisted has been decreased accordingly. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Audit Alliance LLP is headquartered at 10 Anson Road, #20-16 International Plaza, Singapore 079903 and registered with the PCAOB. Our auditor is subject to laws in the United States (“U.S.”) pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, with the last inspection occurring in [*]. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, Audit Alliance LLP, has no auditor’s work papers in China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. The PCAOB indicated it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

We conduct substantially all of our operations in Hong Kong through our Hong Kong subsidiary, KMT. Accordingly, substantially all our cash and assets are denominated in HKD. KMT is our operating subsidiary located in Hong Kong. As of the date of this prospectus, our subsidiary has not experienced any difficulties or limitations on its ability to transfer cash; KMT does not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the Hong Kong government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See “Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary”, “Dividend Policy”, “Summary Combined Financial Data”, and “Combined Statements of Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.”

On March 31, 2023, KMT paid a dividend of HK$1,500,000 (equivalent to approximately US$191,332) to the Controlling Shareholders. We may pay further dividends in the near future. See “Dividend Policy.”

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our operating subsidiary, KMT.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 17 of this prospectus to read about factors you should consider before buying our Ordinary Shares.

	Per Share	Total
IPO price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

____________

(1)      We agreed to pay [*], the representative of the underwriters (the “Representative”), underwriting commissions of 7% of the gross proceeds of the offering. This does not include a non-accountable expense allowance of 0.75% of the gross proceeds of this offering payable to the Representative. Refer to “Underwriting” for additional information regarding underwriting compensation.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Shares if any such shares are taken. In addition, we have agreed to grant the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (the “Overallotment Option”), solely for the purpose of covering overallotments, at the IPO price less the underwriting discount. If the underwriters exercise the Overallotment Option in full, the total underwriting discounts payable will be $[*] and the total proceeds to us, after underwriting discounts but before offering expenses, will be approximately $[*]. If we complete this offering, net proceeds will be delivered to our Company on the closing date.

The underwriters expect to deliver the Shares to the purchasers against payment on or about [*].

No dealer, salesperson or any other person is authorized to give any information to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us.

Revere Securities LLC	Long Bridge Securities LLC

The date of this prospectus is [            ], 2025.

Through and including            2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Shares offered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Shares means that information contained in this prospectus is correct after the date of this prospectus.

You may lose all of your investment in our Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Shares, we strongly urge you not to purchase any of our Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Shares as further detailed in this prospectus.

We do not recommend that you purchase our Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the toy industry, and have received independent professional advice.

i

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry and/or government publications and research and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry and/or government publications and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Presentation of financial information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “$,” “US$,” or “U.S. dollars” refers to the lawful currency of the United States;

•        “Acting in Concert Agreement” refers to the agreement entered into on [*] 2024 between Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah to consolidate their voting power pursuant to which they undertake that following the completion of this offering, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company.

•        “Articles,” or “Articles of Association” are to the articles of association of the Company filed on December 2, 2024 and as amended, supplemented and/or otherwise modified from time to time;

•        “Board” refers to the Board of directors of the Company;

•        “BVI” refers to the British Virgin Islands;

•        “Director(s)” refers to director(s) of the Company;

•        “China” or the “PRC” refers to the People’s Republic of China, for the purposes of this prospectus, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

•        “KMT” refers to K-Mark Technology Limited, a company incorporated in Hong Kong with limited liability, and an direct wholly-owned operating subsidiary of the Company;

•        “the Company,” or “our Company”, or “KTech” refers to K-Tech Solutions Company Limited, a BVI business company incorporated in the BVI with limited liability under the BCA on December 2, 2024;

•        “BCA” refers to the BVI Business Companies Act (Revised) of the BVI, as amended, supplemented or otherwise modified from time to time;

ii

•        “Controlling Shareholders” refers to Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah, who entered into Acting in Concert Agreement and collectively beneficially own an aggregate of 16,500,000 Ordinary Shares including 12,000,000 Class A Shares and 4,500,000 Class B Shares, being [76.4]% of our total issued and outstanding shares, representing [91.8]% of the total voting power upon the completion of this offering and the sale of our Class A Shares by the Selling Shareholders pursuant to the Resale Prospectus, assuming the underwriters do not exercise their over-allotment option. See “Principal Shareholders” for more information;

•        “Class A Shares” refers to the Class A Shares with a par value of US$0.0001 each of KTech;

•        “Class B Shares” refers to the Class B ordinary shares with a par value of US$0.0001 each of KTech;

•        “CSRC” refers to China Securities Regulatory Commission of the PRC;

•        “Exchange Act” refers to the US Securities Exchange Act of 1934, as amended;

•        “FY2023” refers to the financial year ended March 31, 2023;

•        “FY2024” refers to the financial year ended March 31, 2024;

•        “Group,” “our,” “us,” or “we” refers to the Company and its subsidiary at the relevant time, and where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiary, such subsidiary of the Company at the relevant time;

•        “HK$,” “HKD,” or “HK dollars” refers to the lawful currency of Hong Kong;

•        “Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong from time to time;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•        “Memorandum,” or “Memorandum of Association” are to the memorandum of association of the Company filed on December 2, 2024 and as amended, supplemented and/or otherwise modified from time to time;

•        “Share(s),” or “Ordinary Share(s)” refer to the Class A Shares and Class B Shares;

•        “PCAOB” refers to Public Accounting Oversight Board;

•        “SEC” refers to the United States Securities and Exchange Commission; and

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended.

We are a holding company with operations primarily conducted in Hong Kong through its operating subsidiary KMT in Hong Kong. The reporting currency of KMT is HKD. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated with reference to the table below. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

	Year Ended March 31,
	2024	2023
Year end HKD: US$ exchange rate	7.82418	7.84967
Year average HKD: US$ exchange rate	7.82381	7.83978
	Six months ended September 30,
	2024	2023
Period end HKD: US$ exchange rate	7.82979	7.77150
Period average HKD: US$ exchange rate	7.83151	7.80502

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Class A Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under including “Risk Factors,” “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “we,” “us,” “our,” “the Company” and similar designations refer to K-Tech Solutions Company Limited, a BVI company, and its wholly-owned subsidiary.

Overview

We are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

Below is a summary of the Company’s financial information for the years indicated:

	For the six months ended September 30,
	2024	2023
	US$	US$
Revenue	$12,410,490	$10,212,443
Gross profit	$1,611,850	$1,209,863
Net income	$585,975	$601,082
	For the Years Ended March 31
	2024	2023
	US$	US$
Revenue	$17,123,778	$16,638,743
Gross profit	$2,174,522	$1,568,524
Net income	$928,529	$247,471

For the six months ended September 30, 2024 and 2023, our total revenue amounted to approximately U.S.$12.4 million and U.S.$10.2 million, respectively. For the years ended March 31, 2024 and 2023, our total revenue amounted to approximately U.S.$17.1 million and U.S.$16.6 million, respectively. We derive our revenue mainly from the design, development, testing and sales of a diverse portfolio of toy products.

For detailed analysis and discussion of the Group’s financial performance, please refer to the section headed “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Our Competitive Strengths

We believe we have the following competitive strengths:

•        Strong capability in product innovation and design;

•        Solid customer base and established reputation; and

•        Strong back up of production facilities to ensure stable supply of quality products

For more details, see “Business — Our Competitive Strengths.”

Our Strategies and Future Plans

Our business strategies and future plans for our expansion are as follows:

•        Enhance research and development and design capabilities;

•        Diversify our product offerings through continuous development of new products and global licensing strategy; and

•        Commence manufacturing operations in Southeast Asian countries

For more details, see “Business — Our Strategies and Future Plans.”

Corporate History and Structure

For more details, see “Corporate History and Structure.”

The following diagram illustrates our corporate and shareholding structure as of the date of the prospectus and upon completion of the offering (assuming no exercise of the over-allotment option):

As of the date of this prospectus

Upon completion of the offering (assuming the selling shareholders doses not immediately dispose of the [*] Shares pursuant to the resale prospectus)

Upon completion of the offering (assuming the selling shareholder disposes of the entire [*] Shares pursuant to the resale prospectus)

Note:

On [*] 2024, Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah entered into an Acting in Concert Agreement pursuant to which they undertake that following the completion of this offering, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company. As a result of the Acting in Concert Agreement, our Controlling Shareholders will collectively control [91.8]% of the total voting power upon the completion of this offering and the sale of our Class A Shares by the Selling Shareholders pursuant to the Resale Prospectus.

Our principal operating subsidiary, KMT commenced operation in 2016 and principally engaged in the design, development, testing and sale of a diverse portfolio of toy products. Since the commencement of operation, KMT was wholly owned by three brothers namely Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah.

On December 2, 2024, K-Tech Solutions Company Limited was incorporated under the laws of the BVI, and was authorized to issue a maximum of 500,000,000 ordinary shares of a single class with par value of US$0.0001 per share. A total of 30,000 ordinary shares were issued and allotted to Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah. On December 20, 2024, as part of the reorganization in contemplation of this offering, we completed a share swap transaction, pursuant to which KTech acquired all the issued shares of KMT from Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah by way of allotting and issuing an aggregate of 19,470,000 ordinary shares to them. As a result, the Company total issued 19,500,000 ordinary shares to them.

On December 30, 2024, our Controlling Shareholders sold a total of [3,000,000] ordinary shares to five corporations, all of whom have no affiliation with us.

On [*], the Company passed a written resolution to re-designate and re-classify its existing authorized ordinary shares. Prior to the re-classification exercise, the Company is authorized to issue a maximum of 500,000,000 ordinary shares of a single class with a par value of USD0.0001 each. Subsequent to the re-classification exercise, the Company’s authorized shares was 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) [*] Class A Shares with a par value of US$0.0001 each; and (b) [*] Class B Shares with a par value US$0.0001 each.

On [*], the Company had [15,000,000] Class A Shares and [4,500,000] Class B Ordinary Shares, issued and outstanding, respectively. Holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to ten (10) votes. All such Class B Ordinary Shares are held by our Controlling Shareholders.

For a description of the reorganization primarily to facilitate our IPO in the U.S, see “Corporate History and Structure — Reorganization.”

Immediately following this offering and the sale of our Shares by the Selling Shareholders pursuant to the Resale Prospectus, our Controlling Shareholders will hold [76.4]% of our outstanding Shares or [91.8]% of the total voting power of the Company, assuming [*] Shares are issued in the offering and no exercise of the overallotment option (or [*]% of our outstanding Shares or [*]% of the total voting power if the underwriters exercise their over-allotment option). As a result of the Acting in Concert Agreement, our Controlling Shareholders hold a majority of the voting power of KTech and we will be a controlled company under the Nasdaq Capital Market corporate governance rules. For more details, see “Corporate History and Structure.”

Transfers of Cash to and from Our Subsidiary

On March 31, 2023, KMT paid a dividend of HK$1,500,000 (equivalent to approximately US$191,352) to the Controlling Shareholder. We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors (the “Board”) after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board deems relevant, and subject to the restrictions contained in any future financing instruments.

We are permitted under the laws of BVI to provide funding to our operating subsidiary in Hong Kong through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

BVI.    Subject to the BCA and our Memorandum and Articles of Association, our Board may authorize and declare a dividend to shareholders at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us as dividends.

Hong Kong.    Under Hong Kong law, a Hong Kong company may only make a distribution out of profits available for distribution. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiary, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiary to the Company and U.S. investors.

For more information, see “Dividend Policy,” “Risk Factors” and “Summary Consolidated Financial Data” and “Consolidated Statements of Shareholders’ Equity” in the audited financial statements as of and for the years ended March 31, 2024 and 2023 contained in this prospectus.

Permission Required from Hong Kong Authorities

Hong Kong is a special administrative region of the PRC, having its own governmental and legal system that is separate from mainland China and, as a result, Hong Kong has its own distinct rules and regulations. Our operating subsidiary, KMT is incorporated and operating in Hong Kong. We have been advised by CLKW Lawyers LLP, our Hong Kong counsel, that based on its understanding of the current Hong Kong laws, as of the date of this prospectus, we, including KMT, have received and obtained all requisite licenses, certificates, authorizations, permissions or approvals from relevant Hong Kong authorities to operate our business, including but not limited to obtaining a relevant certificate of incorporation and business license, and that we, including KMT are not required to obtain any permission or approval from Hong Kong authorities to offer the Shares of the Company to foreign investors. However, we have been advised by CLKW Lawyers LLP that uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiary are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including KMT, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant licenses, certificates, authorizations, permissions or approvals were not required, or (iii) are required to obtain such licenses, certificates, authorizations, permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless. For a more detailed discussion of the risks related to doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong” at pages 17 through 28 of this prospectus.

Summary of Risk Factors

Investing in our Shares involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A Shares. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Doing Business in Hong Kong

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely and, as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. For a more detailed discussion of this risk factor, see page 17 of this prospectus.

•        Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. For a more detailed discussion of this risk factor, see page 19 of this prospectus.

•        We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary. For a more detailed discussion of this risk factor, see page 21 of this prospectus.

•        A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiary’s business and financial condition. For a more detailed discussion of this risk factor, see page 21 of this prospectus.

•        Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. For instance, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, are currently required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. Although we believe that we are not regarded as a PRC domestic company because substantially all of our operations are in Hong Kong, it is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to us. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. For a more detailed discussion of this risk factor, see page 21 of this prospectus.

•        It may be difficult for overseas and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. For a more detailed discussion of this risk factor, see page 22 of this prospectus.

•        Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Shares if such allegations cannot be addressed and resolved favorably. For a more detailed discussion of this risk factor, see page 23 of this prospectus.

•        Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. For a more detailed discussion of this risk factor, see page 23 of this prospectus.

•        There are political risks associated with conducting business in Hong Kong. For a more detailed discussion of this risk factor, see page 24 of this prospectus.

•        We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. For a more detailed discussion of this risk factor, see page 24 of this prospectus.

•        Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares. For a more detailed discussion of this risk factor, see page 26 of this prospectus.

•        The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares. For a more detailed discussion of this risk factor, see page 27 of this prospectus.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. For a more detailed discussion of this risk factor, see page 27 of this prospectus.

•        Certain judgments obtained against us by our shareholders may not be enforceable. For a more detailed discussion of this risk factor, see page 27 of this prospectus.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong where our operation is located. For a more detailed discussion of this risk factor, see page 28 of this prospectus.

Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks, which can be found beginning on page 28 of this prospectus, include, but are not limited to, the following:

•        Our international footprint exposes us to a variety of operational risks.

•        We may fail to anticipate and respond to changes in consumer preference and market trend in a timely manner.

•        We specialize in the design, development and sale of high quality infant and pre-school educational toys and learning kits. If the demand for educational toys does not achieve anticipated growth or even decrease, our business and results of operation would be materially and adversely affected.

•        We generally do not enter into long-term contracts with our customers and purchase order we receive may fluctuate from period to period.

•        Developments adverse to our major customers could have an adverse effect on us

•        Fluctuation in foreign currencies could have an impact on our sales

•        Our business is dependent on the strength of our design capability and product quality, and market perception of our reputation. If we fail to maintain and enhance our reputation, our business, results of operation and prospects may be materially and adversely affected.

•        Any changes to international trade regulations, quotas, tariffs and duties may affect prices of and demand for our products

•        We are exposed to risks relating to our suppliers that manufacture our products, and we may not be able to successfully establish and operate manufacturing operations.

•        We rely on a limited number of third-party suppliers to manufacture our toy products, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

•        We are subject to the risk of increase in inventories and inventory turnover days and a sudden decrease in market demand for our products may lead to obsolete inventories

•        Our cash flows may deteriorate due to potential mismatch in time between receipt of payments from our customers and payments to our suppliers, which could adversely affect our business, financial condition and results of operation.

•        Fluctuations in prices of raw materials could negatively impact the production cost of finished products. The suppliers may transfer any increase in cost of production to us by increasing the unit price of finished products purchased by us. If we are unable to transfer such costs to our customers by raising the selling price, our operations and profitability may be adversely affected

•        Our sales may be affected by seasonality.

•        We may face possible claims over our products which may be defective

•        Our business, financial condition and results of operations may be adversely impacted by product defects or other quality issues.

•        Failure to attract and retain key management and technical staff may hinder our business prospects

•        We depend on third-party providers and suppliers for raw materials, components and finished products. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

•        We have a customer concentration, with a limited number of customers accounting for a significant portion of our total revenue. If we are unable to retain a broad group of existing customers, lose one or more significant customers, or fail to attract new customers, our results of operations could suffer.

•        Complaints from our clients may affect our reputation and our ability to retain our existing clients and secure new clients.

•        Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Shares.

•        Our insurance coverage may not be sufficient to cover all losses or potential claims from our clients which losses could affect our business, financial condition and results of operations.

•        We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

•        We are exposed to credit risks of our customers.

•        Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

•        We may be subject to litigation, claims or other disputes.

•        We are dependent on external financing to support our business growth.

•        We may default on our obligations under our credit facilities.

•        We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

•        We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

Risks Related to our Corporate Structure

•        We are incorporated under the laws of the BVI and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the U.S. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

•        Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Shares may view as beneficial.

•        We cannot predict the effect our dual-class structure may have on the market price of our Class A Shares

•        The future sales of Class A Shares by existing shareholders, including the sales pursuant to the Resale Prospectus, may adversely affect the market price of our Ordinary Share

Risks Related to our Class A Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Shares and this offering. For a more detailed discussion of the risks related to our Shares, see the risk factors beginning on page 39 of the prospectus, including but not limited to the following:

•        There has been no public market for our Class A Shares prior to this offering and the sales of our Class A Shares by the selling shareholder pursuant to the Resale Prospectus filed contemporaneously herewith; if an active trading market does not develop you may not be able to resell our Class A Shares at any reasonable price.

•        Our Class A Shares price may never trade at or above the price in this offering.

•        The IPO price for our Class A Shares may not reflect their actual value.

•        Our Class A Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

•        Volatility in our Class A Share price may subject us to securities litigation.

•        Our Class A Shares are expected to initially trade under $5.00 per Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Shares.

•        If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Class A Shares from trading, in which case the liquidity and market price of our Class A Shares could decline.

•        Certain recent IPOs of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Shares.

•        If you purchase our Class A Shares in this offering, you will incur immediate and substantial dilution in the book value of your Class A Shares.

•        Our Controlling Shareholders has significant voting power and may take actions that may not be in the best interests of our other shareholders.

•        Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Share price or trading volume to decline.

•        Investors may have difficulty enforcing judgments against us, our directors and management.

•        The laws of the BVI relating to the protection of the interest of minority shareholders are different from those in the U.S.

•        Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

•        Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•        We will incur increased costs as a result of being a public company.

•        Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

•        We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

•        We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Shares.

Implications of the HFCA Act

Our auditor is required by the laws of the U.S. to undergo regular inspections by the PCAOB. If our securities become listed on a national exchange or quoted on the over-the-counter market, trading in our securities may be prohibited under the HFCA Act, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor. On June 22, 2021, the U.S. Senate passed the AFHCA Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. The auditor of the Company, Audit Alliance LLP is headquartered at 10 Anson Road, #20-16 International Plaza, Singapore 079903 and is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Corporate Information

Our principal executive office is located at Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong and our telephone number at this address is +852 2741 3165. Our registered office in the BVI is located at Craigmuir Chambers, Road Town, Tortola, VG1110, BVI. We maintain a website at https://www.k-mark.tech/. We do not incorporate the information on our website into this prospectus and the information contained therein or connected thereto shall not be deemed to be part of this prospectus or the registration statement. Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act (the “JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an IPO registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of our ICFR.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•        the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be less than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq Capital Market Company Guide that allow us to follow BVI law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We will file with the SEC, within four months after the end of each fiscal year (or as otherwise required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the U.S.; or

•        our business is administered principally in the U.S.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implication of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the Board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the Board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, the outstanding shares of the Company will consist of [*] Ordinary Shares, assuming the underwriter does not exercise its overallotment option to purchase additional Class A Shares. On [*] 2024, Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah entered into an Acting in Concert Agreement pursuant to which they undertake that following the completion of this offering, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company. As a result of the Acting in Concert Agreement, our Controlling Shareholders will collectively own [76.4]% of our total issued and outstanding Ordinary Shares or control [91.8]% of the total voting power upon the completion of this offering and the sale of our Class A Shares by the Selling Shareholders pursuant to the Resale Prospectus. As a result of the Acting in Concert Agreement, our Controlling Shareholders hold a majority of the voting power of KTech and therefore will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. This concentration of ownership may not be in the best interests of all of our shareholders. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after we complete the offering.

THE OFFERING

Shares being offered by us	[*] Class A Shares (or [*] Class A Shares if the underwriters exercise their overallotment option to purchase additional Class A Shares in full).
Number of Shares outstanding prior to this offering	[*] Class A Shares and [*] Class B Shares
Number of Shares issued and outstanding after this offering	[*] Class A Shares (or [*] Class A Shares if the underwriters exercise their overallotment option to purchase additional Class A Shares in full) and [*] Class B Shares.
Initial offering price	$ per Class A Share.
Option to purchase additional Class A Shares	We granted the underwriters an option to purchase up to [*] additional Class A Shares from us within 45 days of the date of this prospectus.
Representative’s warrants

We agree to grant the Representative warrants (the “Representative Warrants”) up to a total of [*] Class A Shares (equal to 5% of the aggregate number of Class A Shares sold in the offering, including Class A Shares issued pursuant to the exercise of the over-allotment option) at a price equal to 120% of the price of our Class A Shares offered hereby, for nominal consideration.

Voting Rights

Class A Shares are entitled to one (1) vote per share.

Class B Shares are entitled to ten (10) votes per share.

Holders of Class A Shares and Class B Shares will vote together as a single class, unless otherwise required by law or our Memorandum and Articles of Association. The holders of our Class B Shares will hold approximately [91.8]% of the total votes for our issued and outstanding Shares including [19.3]% of the total votes from their Class A Shares and [72.5]% of the total votes from their Class B Shares, following the completion of this Offering and sales of our Class A Shares by the Selling Shareholders pursuant to the Resale Prospectus, assuming no exercise of the underwriters’ over-allotment option, and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Share” for additional information.

Lock-up

We, each of our directors, officers and 5% or greater shareholders agree with the underwriters not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our Ordinary Shares for 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Use of proceeds

We estimate we will receive net proceeds from this offering of approximately $[*], or approximately $[*] if the underwriters exercise their option to purchase additional Shares in full, based on an assumed IPO price of $[*] per Share, which is the price set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions payable by us.

We intend to use the net proceeds from this offering as follows:
• approximately [60% for potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries];
• approximately [15% for expansion and recruitment of product designers and engineers];
• approximately [10% to obtain licensed rights from internationally renowned intellectual properties licensors for co-branded products]; and
• remaining [15% for general administration and working capital].
We will not receive any of the proceeds from the sale of Class A Shares by the Selling Shareholders pursuant to the Resale Prospectus. See “Use of Proceeds” for more information.
Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our Shares.
Listing

We applied to list our Shares on the Nasdaq Capital Market under the symbol “KMRK.” At this time, Nasdaq Capital Market has not yet approved our application to list our Class A Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance this offering will be closed and our Class A Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this IPO will be terminated.

Transfer agent	VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        no exercise by the underwriters of their option to purchase up to [*] additional Class A Shares from us; and

•        the adoption of our amended and restated Articles, which will become effective immediately prior to the closing of this offering.

SUMMARY COMBINED FINANCIAL DATA

The following summary combined statements of cash flows and statements of operations and comprehensive income for the six months ended September 30, 2024 and 2023 and for the years ended March 31, 2024 and 2023, and combined balance sheets data as of March 31, 2024 and 2023 were derived from our combined financial statements (“CFS”) included elsewhere in this prospectus. Our CFS are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our CFS included elsewhere in this prospectus.

Below is the Company’s summary combined statements of cash flows data for the six months indicated:

	For the six months ended September 30,
	2024 (Unaudited)	2023 (Unaudited)
	US$	US$
Net cash provided by operating activities	37,755	3,457,359
Net cash provided by investing activities	53,285	15,720
Net cash provided by financing activities	144,580	327,290
Effect of foreign exchange rate on cash	14,072	1,228
Net increase (decrease) in cash and cash equivalents	249,692	3,801,597

Below is the Company’s summary combined statements of cash flows data for the years indicated:

	For the Year Ended March 31
	2024 (Audited)	2023 (Audited)
	US$	US$
Net cash provided by (used in) operating activities	5,440,648	(229,783)
Net cash provided by (used in) investing activities	66,403	(89,799)
Net cash used in financing activities	(2,466,070)	(520,085)
Effect of foreign exchange rate on cash	7,477	(8,247)
Net increase (decrease) in cash and cash equivalents	3,048,458	(847,914)

Below is the Company’s summary combined balance sheet data as at the date indicated:

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Total assets	7,331,405	9,571,507
Total liabilities	(5,050,429)	(6,686,542)
Total shareholders’ equity	2,280,976	2,884,965

Below is the Company’s summary combined balance sheet data as at the date indicated:

	As of March 31
	2024	2023
	US$	US$
Total assets	7,331,405	5,130,592
Total liabilities	(5,050,429)	(3,782,511)
Total shareholders’ equity	2,280,976	1,348,081

Below is the Company’s summary combined statements of operations and comprehensive income for the period ended:

	For the six months ended September 30,
	2024	2023
	US$	US$
Revenue	12,410,490	10,212,443
Cost of revenue	(10,798,640)	(9,002,580)
Gross profit	1,611,850	1,209,863
Total operating expenses	(979,410)	(618,118)
Total other income, net	33,019	99,317
Income tax expense	(79,484)	(89,980)
Net income	585,975	601,082
Other comprehensive income	18,014	3,556
Total comprehensive income	603,989	604,638

Below is the Company’s summary combined statements of operations and comprehensive income for the years ended:

	For the Year Ended March 31
	2024	2023
	US$	US$
Revenue	17,123,778	16,638,743
Cost of revenue	(14,949,256)	(15,070,219)
Gross profit	2,174,522	1,568,524
Total operating expenses	(1,301,930)	(1,326,117)
Total other income, net	200,584	20,391
Income tax expense	(144,647)	(15,327)
Net income	928,529	247,471
Other comprehensive income (expense)	4,378	(3,866)
Total comprehensive income	932,907	243,605

RISK FACTORS

Investing in our Class A Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. To the best of our Directors’ knowledge and belief, the risk factors that are material to investors in making an informed judgment have been set out below. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus.

Risks Related to Doing Business in Hong Kong

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

The audit report included in this prospectus was issued by Audit Alliance LLP, a Singapore.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Audit Alliance LLP in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in mainland China and Hong Kong without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB and our auditor has no auditor’s work papers in China as of the date of this prospectus. We also have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in the PRC and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the U.S. on access to audit and other information currently protected by national law, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the NASDAQ Capital Market or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCA Act, which was signed into law on December 29, 2022, amended the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Audit Alliance LLP is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

On August 26, 2022, CSRC, the Ministry of Finance of the PRC and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to the PCAOB inspection in mainland China and Hong Kong prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the mainland China and Hong Kong. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of the mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause existing and potential investors in our Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand there has been dialogue among the CSRC, the SEC, and the PCAOB regarding the inspection of PCAOB registered accounting firms in mainland China and Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 29, 2022. On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, Audit Alliance LLP, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, it is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary.

The Shares offered in this prospectus are those of the Company, a business company incorporated under the laws of the BVI with limited liability. The majority of our business operations are conducted through our subsidiary and hence, our revenue and profit are substantially contributed by our Hong Kong subsidiary. On March 31, 2023, KMT paid a dividend of HK$1,500,000 (equivalent to approximately US$191,352) to Kwok Yiu Keung and Kwok Yiu Fai, the Controlling Shareholder. We may consider paying further dividends in the near future. See “Dividend Policy.”

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong subsidiary and its distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, their distributable earnings. The amounts of distributions that any of the Company’s subsidiary declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiary’s business and financial condition.

Our Hong Kong operating subsidiary’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong operating subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong operating subsidiary’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations and/or the value of the Shares.

Our operations are primarily located in Hong Kong so we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. However, our ability to operate in Hong Kong may be adversely affected by changes in its laws and regulations. As at the date of this prospectus, our current clientele is based in Hong Kong, but we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals or entities, certain of whom may be materially adversely affected by changes in relevant laws and regulations. As such, our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development. This may result in negative publicity or increase our operating costs; require significant management time and attention; and/or subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying out mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong operating subsidiary’s operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong operating subsidiary’s cost of operations.

The Chinese government may intervene or influence our Hong Kong operating subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. For instance, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, are currently required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. Although we believe that we are not regarded as a PRC domestic company because substantially all of our operations are in Hong Kong, it is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to us. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong operating subsidiary’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Shares could decrease or become worthless.

It may be difficult for overseas and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate and apart from mainland China. Our Hong Kong counsel has advised us that the Securities and Futures Commission of Hong Kong (the “SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (the “MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will be maintained, or if it is, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Shares could decline because of such allegations, even if the allegations are false.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the U.S. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated the U.S. no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The U.S. may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If a competent authority determines that we are in violation of the Hong Kong National Security Law or the HKAA, our business operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review; any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As at the date of this prospectus, our clientele is based in Hong Kong. Nonetheless, we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals, or PRC individuals or entities. Accordingly, we may collect and store certain data (including certain personal information) concerning such clients in connection with our business and operations and for “Know Your Customers,” or KYC, purposes. However, as advised by our PRC counsel, given that (i) our operations are solely located in Hong Kong; (ii) we currently have no clients that are PRC entities, or individuals; (iii) we have not been engaged in data (including personal information) processing activities (including the collection, storage, use, processing, transmission, provision and disclosure of data from PRC), we currently are not subject to the cybersecurity review nor prior approval of the CAC.

Having said that, these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of KMT, its abilities to accept foreign investments and the listing of our Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to KMT, if KMT is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the U.S., or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to KMT, the business operations of KMT and the listing of our Shares in the U.S. could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If KMT becomes subject to the CAC or CSRC review, we cannot assure you that KMT will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, KMT may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited CFS for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an IPO or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. As advised by our PRC counsel, given that (i) we do not have any business operations within the PRC; and (ii) we are not regarded as a Chinese domestic enterprise and do not meet any of the conditions stipulated by the Trial Measures, we are not subject to CSRC filing requirement.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to the Company. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or our Ordinary Shares may be prohibited from trading or may be delisted.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiary, namely KMT. Our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. However, the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the U.S. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Hong Kong is a special administrative region of the PRC. Following British colonial rule from 1842 to1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong special administrative region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

Hong Kong continues using the English common law system. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. In addition, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong and all of our assets are located outside the U.S. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located outside the U.S. in Hong Kong. As such, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus. While judgments entered in the U.S. can be enforced in Hong Kong under common law, if you want to enforce a U.S. judgment in Hong Kong, it must be a final judgment, conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not involving taxes, fines, penalties or similar charges. Further, the proceedings in which the judgment was obtained cannot be contrary to natural justice, and the enforcement of the judgment cannot be contrary to Hong Kong public policy. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, should the PRC choose to exercise regulatory control over Hong Kong or otherwise impose PRC laws over Hong Kong, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforceability of Civil Liabilities.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a BVI business company and substantially all of our assets are located outside of the U.S. In addition, all of our current directors and officers are nationals and residents of countries other than the U.S. Substantially all of the assets of these persons are located outside the U.S. and primarily in Hong Kong, where each of our directors are located. CLKW Lawyers LLP, our counsel as to Hong Kong law, is of the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the U.S., as such judgments of U.S. courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. Even if you are successful in bringing an action of this kind, the laws of the BVI may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the BVI, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where our operation is located.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Business

Our international footprint exposes us to a variety of operational risks

While our physical presence is in Hong Kong, our products are distributed and sold around the world, and most of our sales are denominated in USD. As the toy industry is subject to stringent quality and safety standards in jurisdictions where our customers do business, the international scope of our operations exposes us to several types of complexities that increase the risks associated with our business, including but not limited to:

•        the need to serve our overseas customers with different cultural background and time zones resulting in difficulties in maintaining relationship with them;

•        different local laws and regulations, including relating to consumer protection, data privacy, labor, intellectual property, licensing, tax, trade, and customs duties or other trade restrictions;

•        the potential for unexpected changes in legal, political or economic conditions in the countries from which we source or into which we sell;

•        exposure to liabilities under various anti-corruption and anti-money laundering laws; and

•        fluctuations in foreign exchange rates against the USD.

If we fail to address the potential risks above, or if one or more of these risks materializes, this could have a material adverse effect on our reputation, business, financial condition and results of operations.

We may fail to anticipate and respond to changes in consumer preference and market trend in a timely manner

Our future growth depends on our ability to retain existing customers and to continue attracting new potential customers and gaining new purchases for our products. Constantly changing market trend and consumer preferences have affected and will continue to affect our business. To maintain our attractiveness, our product design and engineering team is constantly updated to provide latest trend in toy market by visiting and communicating with overseas toy retailers to understand the latest trend, and maintaining continuous communication with the design teams of the customers end to work out a desirable design appealing to the retail market. If we fail to update our product design and development regularly, customers may lose interest in our design solutions and products. We analyses market preference using historical sales data and determine our product design accordingly. We cannot guarantee that our prediction on consumer behavior could be accurate. To maintain our position in the toy market, we must stay abreast of constantly changing consumer preferences and anticipate product trends that will appeal to existing and potential customers, and any failure to identify and respond to such trends could result in decreased number of customers and reduced attractiveness of our design solutions and products. This may in turn lead to significant adverse effects on our business, financial condition and results of operations.

We are specialized in the design, development and sale of high quality infant and pre-school educational toys and learning kits. If the demand for educational toys does not achieve anticipated growth or even decrease, our business and results of operation would be materially and adversely affected.

We principally design, develop, manufacture and sell high quality infant and pre-school educational toys and learning kits. As a result, the sustainable growth of our business and our success depend on the overall demand for educational toys in general. We have historically benefited from the demand in this market. However, we cannot assure that the educational toy market and our customer demand will achieve the expected growth, or even sustain. If the industry does not grow as fast as we anticipate or even shrinks, or our customer demand otherwise decreases, our business and results of operation could be materially and adversely affected.

We generally do not enter into long-term contracts with our customers and purchase order we receive may fluctuate from period to period

As our sales are normally made on purchase orders, we do not have long-term contracts with our customers. Accordingly, we may have limited visibility as to our future revenue streams and there is no assurance that we will maintain or increase the level of our business with existing or potential customers. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary from period to period, and it is difficult to forecast future order quantities. Should our customers decide to reallocate their budgets and choose our competitors due to the market conditions or we fail to provide attractive toy products to attract or retain customers or any other factors, the demand for our products may not grow or even decline and our business, results of operations and financial condition may be materially and adversely affected. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

Developments adverse to our major customers could have an adverse effect on us

We expect that future sales will continue to depend on the success of our customers. In turn, the success of our customers depends on several factors, including but not limited to the consumer preference and market acceptance of our toy products, the level of discretionary consumer spending in countries in which our customers do business, as well as the distribution channels of our customers. Developments adverse to our major customers or our products could have an adverse effect on us. If there are any other developments adverse to our major customers such as any significant changes in the operations or financial condition of our major customers, including consolidation or change of ownership, restructuring or liquidation, we may experience a material adverse effect on our business, operating results and financial condition. Any significant changes in the operations or financial condition of our major customers, including liquidity problems or restructuring, could cause us to limit or discontinue business with such customers, or require us to assume more credit risk relating to receivables from such customers, which could have a material adverse effect on our business, financial condition and results of operation.

Fluctuation in foreign currencies could have an impact on our sales

We believe that the fluctuations in currencies have a direct impact on our customers’ demand of our toy products, which would in turn affect our sales performance and results of operations. Our sales were mainly denominated in US dollars. As such, as a result of the depreciation of the domestic currency of our targeted markets against USD, our products may become relatively more expensive and our customers may reduce their purchase of our products, which in turn adversely affected our sales. Fluctuations in the domestic currency of our customers is beyond our control. If there is material fluctuations in the domestic currency of our targeted markets and we cannot mitigate such impact by enhancing our sales and marketing and stimulating demand for our toy products in other regions, our business, financial condition and results of operations may be adversely affected.

Our business is dependent on the strength of our design capability and product quality, and market perception of our reputation. If we fail to maintain and enhance our reputation, our business, results of operation and prospects may be materially and adversely affected.

We believe that our toy product development solution is well received by our customers, and our business and financial performance are substantially dependent on the strength and the market perception of our reputation. We offer one stop solution in design and development of toy products. Our Directors believe that the notable awareness of our capabilities in product innovation and quality control contributes to higher recognition amongst customers, thus lower marketing costs. Therefore, we believe that maintaining and enhancing our reputation as a one stop toy design solution house are critical to expand and retain our customer base. Many factors, some of which are beyond our control, may negatively impact our brand image and reputation, such as:

•        any customer complaints or negative publicity relating to our products quality, delivery times, product returns procedures, customer data handling and security practices;

•        alleged misconduct or other improper activities committed by our employees; and

•        any fraudulent, false or misleading information relating to our products.

We cannot guarantee that negative reports about our business or our brand will not occur in the future and serious damage to our brand, public image, reputation and business may follow as a result. If we are unable to maintain or enhance our brand image, or our brand image is negatively damaged, our business, financial condition and results of operation may be adversely and materially affected.

Any changes to international trade regulations, quotas, tariffs and duties may affect prices of and demand for our products

Our customers are mainly located in North America and Europe. Therefore, our results of operations are largely affected by the level of demand for our products from our customers in North America and Europe which is in turn influenced by a number of factors which are beyond our control, including, amongst others, the economic conditions, customer preferences and trade policies in countries where our customers are located. The countries which our products are imported into may from time to time impose additional quotas, duties or tariffs. Any changes to international trade regulations, quotas, tariffs and duties may in turn affect the prices of and demand for our products. We cannot assure you that future international trade regulations, quotas, tariffs and duties will not increase our costs or provide our competitors with an advantage over us. As such, any of the above may have a material adverse effect on the business, financial condition and performance of our Group.

We are exposed to risks relating to our suppliers that manufacture our products, and we may not be able to successfully establish and operate manufacturing operations.

We have developed a nimble and low-fixed cost business model whereby our products are mostly manufactured and supplied by Fully Starise Limited (“Fully Starise”) which represents approximately 85% of our cost of revenue. Fully Starise is an independent third party supplier that operates a factory in the PRC. We consider Fully Starise a reliable partner and strong back up of production capability to us whereby we have entered into long term supply agreement with Fully Starise and will expiry on December 31, 2028 to secure stable and quality supply of toy products. Due to the reliance on our business relationship with Fully Starise, any interruption of its operations, any failure of Fully Starise to accommodate our growing business demands, any termination or suspension of our cooperation terms, or any deterioration of cooperative relationships with Fully Starise may materially and adversely affect our operation. Failure by Fully Starise to provide us satisfactory products and/or services in a timely manner is likely to have material adverse effect on our business, financial condition and results of operations. There is a risk in relying on third-party supplier in that we are dependent on the supplier’s ability to produce a product which meets our quality standards and delivery requirements as well as being dependent upon the supplier’s production priorities. We do not presently have any plans to engage another supplier since Fully Starise is familiar with our products, and we are devoting our efforts to establishing our own production facilities with no assurance that we can successfully establish manufacturing facilities.

Additionally, we rely on the ability and efficiency of Fully Starise to supply products to us. As we have no ownership or managerial control over Fully Starise, we cannot assure you that Fully Starise will constantly provide us products with desired quality and in sufficient quantities as required in a timely manner or at all time strictly adhere to the terms and conditions under the Service Agreement.

We rely on a limited number of third-party suppliers to manufacture our toy products, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We do not manufacture our products and rely instead on third-party contract manufacturers. Our products are mostly manufactured and supplied by Fully Starise which represents approximately 85% of our cost of revenue. Despite that we have entered into long term supply agreement with Fully Starise to secure stable supply of quality products and provide product warranty to our customers, our reliance on a limited number of third-party contract manufacturers increases the risk of supply disruption. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. We allocate production orders among our suppliers based on the manufacturers’ capability, capacity and cost, but there is no assurance that we will be able to utilize capable manufacturers that have capacity at reasonable costs. Even if we are able to diversify our suppliers, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption or increased costs in the supply of toy products could have an adverse effect on our ability to meet customer demand for our products and result in lower net sales and income from operations, both in the short and long term. During the two years ended March 31, 2024 and six months ended September 30, 2024, we did not encounter any supply disruption due to such reliance on a limited number of third-party suppliers.

We are subject to the risk of increase in inventories and inventory turnover days and a sudden decrease in market demand for our products may lead to obsolete inventories

As we operate in an industry that is subject to changing market trends, a sudden decrease in the market demand for our products and the corresponding unanticipated drop in the sales of our products could cause our inventory to accumulate and may adversely affect our financial condition and results of operations. In the event that we fail to properly assess our need and maintain an appropriate inventory level, we may build up excessive inventories. As a result, this may have an adverse impact on our financial conditions and results of operations.

Our cash flows may deteriorate due to potential mismatch in time between receipt of payments from our customers and payments to our suppliers, which could adversely affect our business, financial condition and results of operation.

In the procurement and sales of our products, there are often time lag between making payments to our suppliers and receiving payments from our customers, resulting in potential cash flows mismatch. If we choose to pay our suppliers only after receiving payments from our customers, we will risk our reputation being harmed as not being able to make payments on a timely manner, which could harm our ability to engage capable and quality suppliers for our business in the future.

Fluctuations in prices of raw materials could negatively impact the production cost of finished products. Full Starise may transfer any increase in cost of production to us by increasing the unit price of finished products purchased by us. If we are unable to transfer such costs to our customers by raising the selling price, our operations and profitability may be adversely affected

In order to control the quality of our products and ensure that finished products adhere to original design, we would designate raw materials and components suppliers to Full Starise and closely manage the production process. We are subject to the price fluctuation in raw materials used by suppliers in the production of our products. If the supply of raw materials is substantially interrupted or reduced or if there are significant increases in the prices fluctuation pay for raw materials or if there are unfavorable fluctuations in the quality of these raw materials, the increase in cost of production may be priced in the ex-factory price of the finished products and transferred to us through the increase in unit price of finished products purchased by us. If we cannot identify alternative sources of raw materials or transfer such costs to our customers by raising the selling price, our operations and profitability may be adversely affected.

Our sales may be affected by seasonality.

We believe that there is a seasonal pattern in the spending behavior of customers, in particular overseas customers, which may affect the results of our operation. Our shipment peak season takes place between June and August of each year in which we achieve significant higher sales than other months to meet the Christmas and New Year holiday seasons. On the other hand, our ability to accept more purchase orders of our products from our customers during the peak seasons may be restricted by limited production capacity of Full Starise that manufacture our toy products. Any reduction in the sales of our toy products during the peak season may have an adverse material impact on our sales and performance. Furthermore, comparisons of sales and operating results between different periods within a single financial year may not be meaningful and should not be relied upon as indicators of our performance. Due to these seasonal consumption patterns (most of which are outside our control), our operating results and financial condition may fluctuate from period to period.

We may face possible claims over our products which may be defective

Our products may contain latent defects or flaws, any flaws or defects discovered in our products after delivery could result in loss of revenue or delay in revenue recognition, damage to our reputation and our relationship with customers and increased service cost. Any of such occurrence could adversely affect our business, operating results and financial conditions. If our products proved to be defective, we may be subject to claims for compensation and may incur significant legal costs regardless of the outcome of any claims of alleged defect. Although we may have legal recourse against the suppliers or some other manufacturers of our toy products pursuant to applicable laws, attempts to enforce our rights against these suppliers may be expensive, time-consuming and may not be successful, particularly since they are located in China, and we may not be able prevail in a Chinese court.

Our business, financial condition and results of operations may be adversely impacted by product defects or other quality issues.

The target users of our toy products are children and therefore our products are subject to stringent safety and quality requirements. Our products may contain defects that are not detected until after they are shipped or inspected by our users. The failure of our supplier or, when we commence manufacturing operations, our operations to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products, and product defects could cause significant damage to our market reputation and reduce our sales and market share. For example, the products we distribute may contain electromechanical components. Defects in these products could result in personal injury, property damage, pollution, release of hazardous substances or damage to equipment and facilities. As we primarily rely on one supplier, Fully Starise which is an independent third party, to manufacture our products, if this supplier does not produce products that meet the industrial and our standards, we may fail to maintain our quality control over our products. Actual or alleged defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages. If we deliver any defective products, or if there is a perception that our products are of substandard quality, we may incur substantial costs associated with mass product recalls, product returns and replacements and significant warranty claims, our credibility and market reputation could be harmed and our results of operations and market share may be adversely affected.

Further, defective products may result in compliance issues that could subject us to administrative proceedings and unfavorable results such as product recall and other actions. Such proceedings and unfavorable results could have a material adverse effect on our brand, reputation and results of operations.

Failure to attract and retain key management and technical staff may hinder our business prospects

Our success has been, to a large extent, attributable to the continued commitment of our senior management team with their extensive expertise, knowledge, experience and technical know-how in the toy industry. We believe that our future business growth and development will depend on our ability to attract, recruit, train and retain our key management and technical personnel. Should any of our members of our senior management team ceases employment with our Group, we may not be able to recruit a competent replacement with comparable knowledge, skills and qualifications in a prompt and timely manner or at all, which may significantly disrupt our operations and adversely affect our financial results and business prospects.

Our Group is reliant on our professional team of toy product designers and engineers for product development and project managers to manage the production process and quality control. The ability of our Group to retain such core professional team members is crucial to our Group’s continual business operation and income generation. Although we have good working relationships among our staff, there is no guarantee that such working relationships will be maintained in the future. Any failure to recruit and retain the necessary personnel in a timely manner could hinder our business and prospects.

We depend on third-party providers and suppliers for raw materials, components and finished products. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

We would designate suppliers of raw materials and components to Full Starise for the production of finished products in order to ensure that product safety and quality are up to our standards and the finished products adhere to our original design. As a result, our ability to deliver quality products to customers depends on third parties providing us with timely and reliable raw materials and Full Starise subsequently providing us with timely and reliable finished products at acceptable prices. Any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our projects and require considerable expense to recall and replace our products, which could harm our brand, reputation or growth. In addition, if we are unable to avail ourselves of warranties and other contractual protections with providers of products and services, we may incur additional costs related to the affected products and services, which could adversely affect our business, operating results, or financial condition.

We have a customer concentration, with a limited number of customers accounting for a significant portion of our total revenue. If we are unable to retain a broad group of existing customers, lose one or more significant customers, or fail to attract new customers, our results of operations could suffer.

For the years ended March 31, 2024 and 2023, revenue from top five customers of our Group accounted for approximately 82.47% and 81.77% of our Group’s total revenue. Increasing the growth and profitability of our business is particularly dependent upon our ability to retain existing customers and capture additional customers. Our ability to do so is dependent upon our ability to provide high quality products and offer competitive prices. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, including the loss of a significant customer, either or all of which could have an adverse impact on our revenues.

Complaints from our clients may affect our reputation and our ability to retain our existing clients and secure new clients.

We may receive complaints from clients for any delay in product development progress and/or product delivery and/or substandard services provided by us. If the number of complaints received by us increases, our reputation could be affected by these complaints which may have negative impact on our ability to retain existing clients or our ability to secure new clients. Our clients may not continue to place purchase orders with us and use our services which could have an adverse impact on our business and financial performance.

Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Shares.

Since our establishment, there has not been any negative publicity and allegations made by personnel registered with us against our Group. However, we cannot assure you that any allegations, complaints and claims will not be made against us in the future. Any allegations, complaints or claims against us, regardless of their validity, could cause negative publicity, give rise to potential liability and adversely affect our reputation and the price of our Shares. In addition, we may have to divert management and other resources to address relevant allegations, complaints or claims which may adversely affect our business and results of operations. In the event that our insurance coverage is inadequate, we may have to pay out of our own resources to compensate the personnel for any damages suffered if the court does not rule in our Group’s favor based on its interpretation of the facts of such claims and we are found to be at fault. If any complaint escalates to become a claim against us, even unsuccessful, we may have to divert resources to address the claim. Liabilities in respect of such claims could adversely affect our financial position and results of operations.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our clients which losses could affect our business, financial condition and results of operations.

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. Although our Directors believe that we have sufficient insurance coverage in accordance with industry practices, and we will increase our insurance coverage when necessary, there is no guarantee that our existing insurance coverage is sufficient to indemnify us from possible losses or that we can be insured on terms which are acceptable to us. Our insurance policies also may not continue to be available at economically acceptable premiums, or certain types of insurance may not be obtained at a reasonable cost, or at all. For example, insurance covering losses from acts of war, terrorism, or natural catastrophes is either unavailable or cost prohibitive. Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

Currently, we have our entire operations in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. As at September 30, 2024 and 2023, our Group had accounts receivable of US$3,200,169 and US$2,747,461, respectively. As at March 31, 2024 and 2023, our Group had accounts receivable of US$1,224,980 and US$1,758,076, respectively. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may be subject to litigation, claims or other disputes.

We may from time to time be involved in disputes arising from contracts with customers, employees, or other third parties. Claims may also arise from disputes with customers on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us may materially and adversely affect our financial performance.

Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Moreover, liquidated damages, legal proceedings resulting in unfavorable judgment may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial performance and prospects.

We are dependent on external financing to support our business growth.

We rely on bank loans to finance our operations. Our total borrowings were US$1,132,404 as at September 30, 2024. Our total borrowings were US$621,428 and US$274,065 as at March 31, 2024 and 2023, respectively.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires significant amount of working capital to fund the payroll of workers before the corresponding progress payments from clients, and inability to finance the payroll payment and temporary cash flow imbalance arising therefrom can adversely affect our operation and curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot access additional banking facilities, our operations and financial performance will be adversely and materially affected.

In addition, our finance costs were US$38,823 and US$19,530, or approximately 3.89% and 2.79% of our profit before income tax for the six months ended September 30, 2024 and 2023, respectively. our finance costs were US$55,550 and US$46,904, or approximately 5.18% and 17.85% of our profit before income tax for the years ended March 31, 2024 and 2023, respectively. Since we rely on these facilities to finance our operations, any increase in interest rates on facilities extended to us may have a material and adverse impact on our financial performance.

We may default on our obligations under our credit facilities.

We entered into banking facilities with a bank in Hong Kong which include an overdraft facility and revolving term loan. A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

We have registered our trademark to protect our intellectual property rights in Hong Kong. Should our trademark be violated or infringed, there may be confusion by potential customers who have not previously worked with us.

Given our limited resources, we may not be able to effectively prevent third parties from violating our Company’s intellectual property rights. There is also no assurance that we will be able to obtain adequate remedies in the event of a violation of our intellectual property rights by our competitors or other third parties. If we fail to protect our intellectual property rights adequately, there may be an adverse impact on our Company’s reputation, goodwill and financial performance.

As at the date of this prospectus, whilst we have not experienced any claims for intellectual property rights infringement, there is no assurance that the products, services, technologies and advertising we use in our business do not or will not infringe valid intellectual property rights held by third parties in the future. In the event of any claims or litigation by third parties involving infringement of their intellectual property rights, whether with or without merit, our operations and financial performance may be adversely affected.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our ICFR. Our management has not completed an assessment of the effectiveness of our ICFR and our independent registered public accounting firm has not conducted an audit of our ICFR. However, in connection with the audits of our CFS for the years ended March 31, 2024 and 2023, we and our independent registered public accounting firm identified material weaknesses in our ICFR as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of qualified personnel who are knowledgeable in U.S. GAAP and pertinent SEC reporting requirements; and (iii) a lack of well-established policies and procedures to ensure timely account reconciliations, review and detection of errors or inaccuracies in the Company’s consolidated financial statements.

We intend to implement measures designed to improve our ICFR to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to enable proper segregation of duties; (ii) establishing policies and procedures designed to prevent and/or detect unauthorized transactions; and (iii) implementing procedures designed to strengthen our financial reporting process and ability to reduce the risk of material misstatement in our CFS. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective ICFR is important to prevent fraud. The market for and trading price of our Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Shares. The absence of ICFR may inhibit investors from purchasing our Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Capital Market Company Guide.

We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

We may pursue acquisitions to increase our market penetration, enter new geographic markets and expand the scope of services we provide. We cannot guarantee we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to integrate successfully the operations of any acquired business into our existing business. The acquisitions could be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business would divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money or issue capital stock to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms and may increase our leverage, and the issuance of capital stock could dilute the interests of our stockholders. Currently, we are not contemplating the acquisition of any specific entity.

Risk Related to Our Corporate Structure

We are incorporated under the laws of the BVI and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the U.S. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are incorporated under the laws of the BVI. We conduct our operations outside the U.S. and substantially all of our assets are located outside the U.S. In addition, substantially all of our directors and executive officers named in this prospectus reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers or to enforce judgments obtained in the U.S. courts against our directors and officers.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BCA and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI laws are to a large extent governed by the BCA and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law, which has persuasive, but not binding authority, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws than the U.S. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BCA. The circumstances in which any such action may be brought, and the procedures and defences that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BCA offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BCA. Under the BCA, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or the Controlling Shareholder than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Shares — Differences in Corporate Law”.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Shares and Class B Shares. Based on our dual-class voting structure, holders of Class A Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Shares will be entitled to ten (10) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholders will beneficially own [91.8]% of the aggregate voting power of our Company immediately following the completion of this Offering and the sale of our Shares by the Selling Shareholders pursuant to the Resale Prospectus, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholders may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholders differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Shares of the opportunity to sell their shares at a premium over the prevailing market price.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our ordinary shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Shares less attractive to other investors. As a result, the market price of our Class A Shares could be adversely affected.

The future sales of Class A Shares by existing shareholders, including the sales pursuant to the Resale Prospectus, may adversely affect the market price of our Class A Share.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. The Class A Shares registered for resale as part of the Resale Prospectus, once registered, will constitute a considerable percentage of our public float. Sales of a substantial number of our Class A Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Class A Shares and could impair our ability to raise capital through the sale or issuance of additional Class A Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Shares. Despite such a decline in the public trading price, certain Selling Shareholders may still experience a positive rate of return on the Class A Shares due to the lower price that they purchased the Class A Shares compared to other public investors and may be incentivized to sell their Class A Shares when others are not.

Risks Related to Our Class A Shares

There has been no public market for our Class A Shares prior to this offering and the sales of our Class A Shares by the selling shareholder pursuant to the Resale Prospectus filed contemporaneously herewith; if an active trading market does not develop you may not be able to resell our Class A Shares at any reasonable price.

The offering under this prospectus is an IPO of our Class A Shares. Prior to the closing of the offering and the sales of our Class A Shares by the selling shareholder pursuant to the Resale Prospectus, there was no public market for our Class A Shares. While we plan to list our Class A Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Class A Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class A Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class A Shares and may impair our ability to acquire other companies by using our Class A Shares as consideration.

Our Class A Shares price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Shares shortly following this offering. If the market price of our Class A Shares after this offering does not ever exceed the IPO price, you may not realize any return on your investment in us and may lose some or all of your investment.

The IPO price for our Class A Shares may not reflect their actual value.

The IPO price for our Class A Shares is and will be determined through negotiations between us and representatives of the underwriters. The price of our Class A Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Class A Shares or the value that potential investors will realize upon their disposition of Class A Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value.

Our Class A Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

As mentioned above, the IPO price for our Class A Shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our Class A Shares after this offering and the price for our Class A Shares may be volatile and subject to wide fluctuations in response to factors including the following:

•        actual or anticipated fluctuations in results of operations;

•        actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, vendors, acquisitions or expansion plans;

•        failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

•        issuance of new or updated research or reports by securities analysts;

•        Share price and volume fluctuations attributable to inconsistent trading volume levels of our Shares;

•        additions or departures of key management or other personnel;

•        our involvement in litigation;

•        disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

•        announcement or expectation of additional debt or equity financing efforts;

•        sales of our Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

•        the trading volume of our Shares;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets; and

•        general economic, market or political conditions in the U.S. or elsewhere.

These and other market and industry factors may cause the market price and demand for our Class A Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Class A Shares and may otherwise negatively affect the liquidity of our Class A Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Class A Shares, if a market for them develops.

Volatility in our Class A Share price may subject us to securities litigation.

The market for our Class A Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Class A Shares are expected to initially trade under $5.00 per Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Shares.

Our Class A Shares are expected to initially trade below $5.00 per Share. As a result, our Class A Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per Share, subject to certain exceptions. Depending on market fluctuations, our Class A Shares could be considered as a “penny stock.” A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Shares, and may negatively affect the ability of holders of our Class A Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Class A Shares from trading, in which case the liquidity and market price of our Class A Shares could decline.

Assuming our Class A Shares are listed on Nasdaq Capital Market, we cannot assure you we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. If we fail to comply with the applicable listing standards and Nasdaq Capital Market delists our Class A Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Shares;

•        reduced liquidity for our Class A Shares;

•        a determination that our Class A Shares are “penny stock,” which would require brokers trading in our Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Shares will be listed on Nasdaq Capital Market, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq Capital Market, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Certain recent IPOs of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Shares.

In addition to the risks addressed above in “— Our Class A Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares,” our Class A Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and IPO sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Shares. In addition, investors of our Class A Shares may experience losses, which may be material, if the price of our Class A Shares declines after this offering or if such investors purchase shares of our Class A Shares prior to any price decline.

Holders of our Class A Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Shares and understand the value thereof.

If you purchase our Class A Shares in this offering, you will incur immediate and substantial dilution in the book value of your Class A Shares.

Investors purchasing our Class A Shares in this offering will pay a price per Share that substantially exceeds the pro forma as adjusted net tangible book value per Class A Share. As a result, investors purchasing Class A Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•        further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•        limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our Controlling Shareholders holds [84.6]% of our issued and outstanding Ordinary Shares. After this offering and the sale of our Shares by the Selling Shareholders pursuant to the Resale Prospectus, our Controlling Shareholders, the Controlling Shareholders will hold [76.4]% or more of our issued and outstanding Ordinary Shares or [91.8]% of the total voting power if the underwriters do not exercise their over-allotment option (or [*]% of our issued and outstanding Shares or [*]% of the total voting power if the underwriters exercise their over-allotment option). As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We will be a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

On [*] 2024, Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah entered into an Acting in Concert Agreement pursuant to which they undertake that following the completion of this offering, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company. As a result of the Acting in Concert Agreement, our Controlling Shareholders will collectively control [91.8]% of the total voting power upon the completion of this offering and the sale of our Class A Shares by the Selling Shareholders pursuant to the Resale Prospectus. As a result of the Acting in Concert Agreement, our Controlling Shareholders hold a majority of the voting power of KTech and upon the completion of the IPO, we will be a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our Board of Directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. However, following the IPO, we will voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Section 101 of the Nasdaq Capital Market Company Guide, Nasdaq Capital Market has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq Capital Market inadvisable or unwarranted in the opinion of Nasdaq Capital Market, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq Capital Market.

Additionally, Nasdaq Capital Market has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq Capital Market was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the Board or management. Our IPO will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq Capital Market for our initial and continued listing.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Share price or trading volume to decline.

If a trading market for our Class A Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Share price, our Class A Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Class A Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

The Company was incorporated under the laws of the BVI and a majority of our directors and officers reside outside the U.S.. Moreover, many of these persons do not have significant assets in the U.S. As a result, it may be difficult or impossible to effect service of process within the U.S. upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the BVI would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the BVI against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the U.S. and the BVI providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the BVI of judgments obtained in the U.S. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the BVI courts if contrary to public policy in the BVI. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the BVI relating to the protection of the interest of minority shareholders are different from those in the U.S.

Our corporate affairs are governed by our Memorandum and Articles of Association, and by the BCA and common law of BVI. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the BCA and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI.

The laws of the BVI relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the U.S. and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the U.S. Potential investors should be aware that there is a risk that provisions of the BCA may not offer the same protection as the relevant laws and regulations in the U.S. may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market Company Guide that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. Under the Nasdaq Capital Market Company Guide, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq Capital Market Company Guide increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s ICFR. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate we will use the net proceeds from this offering for (i) [potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries]; (ii) [expansion and recruitment of product designers and engineers]; (iii) [obtaining licensed rights from internationally renowned intellectual properties licensors for co-branded products]; and [general administration and working capital]. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiary) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiary) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

In connection with this offering, our Company intends to adopt an employee share incentive plan in 2024, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Ordinary Shares following this offering, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the said plan, we expect to be permitted to issue options to purchase or share awards of up to 1,500,000 Class A Shares. As of the date of this prospectus, we have not awarded any shares and no options to purchase Ordinary Shares have been exercised and no Ordinary Shares have been issued upon exercised vested options, in each case under the said plan. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by the Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations, assumptions, estimates or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or the negative of these terms, or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our client base;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        overall industry and market performance;

•        changes in the laws that affect our operations;

•        our expectation regarding the use of proceeds from the offering;

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements; and

•        other factors set forth under “Risk Factors.”

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Shares. In addition, the dynamic toy industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[*] (or approximately $[*] if the underwriters exercise their over-allotment option in full) from this offering, based on an assumed IPO price of $[*] per Class A Share, which is the price set forth on the cover page of this prospectus. The net proceeds from this offering must be remitted to Hong Kong before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows, after we complete the remittance process:

•        approximately [60% for potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries];

•        approximately [15% for expansion and recruitment of product designers and engineers];

•        approximately [10% to obtain licensed rights from internationally renowned intellectual properties licensors for co-branded products]; and

•        remaining [15% for general administration and working capital].

We believe the net proceeds and our current cash resources are sufficient to fund our use of proceeds allocations.

We intend to invest in or acquire a manufacturing base in Vietnam and/or other South East Asian countries occupying a total floor area of approximately 4,000 square feet and is equipped with full-fledged production lines including the following key machinery:

Item	Production Machinery	Products
1	Injection molding machine; Plastic nozzle machine; Plastic mixing machine; Plastic grinder.	Make plastic products
2	Oven; Automatic fuel injection machine; Pad printing machine	Printing products
3	SMT machines	Assemble electronics component onto PCBs
4	Packing machines	Packing products
5	QC testing machines (various)	Test the quality of products

It is estimated that the investment cost will be approximately $[4.0] million and the target production capacity is approximately 1 million units per year.

As of the date of this prospectus, we have not identified any specific targets for potential investment and/or acquisition of factory. Although we plan to commence manufacturing operations, we cannot assure you that we will be able to materialize such plan and operations.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

To the extent the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

On March 31, 2023, KMT paid a dividend of HK$1,500,000 (equivalent to approximately US$191,332) to the Controlling Shareholders. We may declare or pay additional dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board, subject to compliance with applicable BVI laws. Our Board will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and other implications on the payment of dividends by us to our shareholders or by our subsidiary to us, and such other factors as our Board may deem relevant.

Subject to the BCA and our Articles of Association, our Board may authorize payment of a dividend to our shareholders at such time and of such an amount if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay its debts as they fall due; and (b) the value of our assets exceeds our liabilities.

As we are a holding company incorporated in the BVI with no operating revenue or profit of our own, we rely on dividends paid to us by our subsidiary for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiary. According to the BCA, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Shares will be paid in U.S. dollars.

There are currently no income, withholding or capital gains taxes in the BVI applicable to us. Our shareholders will not be subject to any income, withholding or capital gains taxes in the BVI with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the BVI.

CAPITALIZATION

The following tables set forth our cash and cash equivalents and capitalization as of March 31, 2024:

•        on an actual basis;

•        on a pro forma as adjusted basis to reflect the issuance and sale of [*] Class A Shares in this offering at an assumed IPO price of $[*] per Class A Share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option (“Pro forma Adjustment”).

You should read the tables together with our audited CFS and the related notes included elsewhere in this prospectus and the information under sections “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of March 31, 2024
	Actual	Pro forma Adjustment	Pro forma as adjusted (without exercise of over-allotment option)
(in US$)
Indebtedness:
Short-term bank loans
Long-term bank loans
Amount due to related parties
Equity:

Ordinary Shares, US$0.0001 par value per Share, [*] Shares authorized comprising (i) [*] Class A Shares and (ii) [*] Class B Shares; [*] Shares outstanding on an actual basis comprising (i) [*] Class A Shares and (ii) [*] Class B Shares; and [*] Shares outstanding on a pro forma basis as adjusted by Pro forma Adjustment comprising (i) [*] Class A Shares and (ii) [*] Class B Shares

Additional paid-in capital(1)
Other comprehensive income
Retained earnings
Total equity
Total capitalization

____________

(1)      Additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriters expense allowance and other expenses. We expect to receive net proceeds of approximately $[*] (offering proceeds of $[*], less underwriting discounts of $[*], and offering expenses of $[*]).

DILUTION

If you invest in our Class A Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Class A Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Share is substantially in excess of the net tangible book value per Ordinary Share. As of March 31, 2024, we had a historical net tangible book value of US$[*], or US$[*] per Ordinary Share. Our net tangible book value per Ordinary Share represents total net tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of March 31, 2024.

After giving effect to the sale of Class A Shares in this offering at the assumed initial public offering price of US$[*] per Class A Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have [*] Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2024 would have been US$[*], or US$[*] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[*] per Ordinary Share to existing investors and immediate dilution of US$[*] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

As of March 31, 2024
Assumed public offering price per Class A Share	$
Net tangible book value per Ordinary Share as of March 31, 2024	$
Increase in net tangible book value per Ordinary Share attributable to new investors in this offering	$
Pro forma net tangible book value per Ordinary Share after this offering	$
Dilution per Class A Share to new investors in this offering	$

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

The following table sets forth, on a pro forma as adjusted basis as of March 31, 2024, the difference between the number of Class A Shares purchased from us, the total consideration paid, and the average price per Share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $[*] per Class A Share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus:

	Ordinary Shares Purchased		Total Consideration ($ in thousand)		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$		$
New investors from this offering		%	$		$
Total		%	$		$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual IPO price of our Ordinary Shares and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

The diagram below illustrates our corporate structure and identifies our subsidiary as of the date of this prospectus and upon completion of the offering (assuming no exercise of the overallotment option):

As of the date of this prospectus

Upon completion of the offering (assuming the selling shareholders doses not immediately dispose of the [*] Shares pursuant to the resale prospectus)

Upon completion of the offering (assuming the selling shareholder disposes of the entire [*] Shares pursuant to the resale prospectus)

Note:

On [*] 2024, Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah entered into an Acting in Concert Agreement pursuant to which they undertake that following the completion of this offering, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company. As a result of the Acting in Concert Agreement, our Controlling Shareholders will collectively control [91.8]% of the total voting power upon the completion of this offering and the sale of our Class A Shares by the Selling Shareholders pursuant to the Resale Prospectus.

The above chart assumes an offering of [*] Class A Shares, and assumes that the Underwriters’ over-allotment option is not exercised.

Reorganization

Prior to the incorporation of the Company, our principal operations were carried out through KMT. KMT was wholly owned by our Controlling Shareholders being Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah.

On December 2, 2024, K-Tech Solutions Company Limited was incorporated under the laws of the BVI, and was authorized to issue a maximum of 500,000,000 ordinary shares of a single class with par value of US$0.0001 per share. A total of 30,000 ordinary shares were issued and allotted to Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah. On December 20, 2024, as part of the reorganization in contemplation of this offering, we completed a share swap transaction, pursuant to which KTech acquired all the issued shares of KMT from Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah by way of allotting and issuing an aggregate of 19,470,000 ordinary shares to them. As of the date of this prospectus, KMT, our Hong Kong operating subsidiary, are wholly-owned, directly by the Company. As a result, the Company total issued 19,500,000 ordinary shares to them.

On December 30, 2024, our Controlling Shareholders sold a total of [3,000,000] ordinary shares to five corporations, all of whom have no affiliation with us.

On [*], the Company passed a written resolution to re-designate and re-classify its existing authorized ordinary shares. Prior to the re-classification exercise, the Company is authorized to issue a maximum of 500,000,000 ordinary shares of a single class with a par value of USD0.0001 each. Subsequent to the re-classification exercise, the Company’s authorized shares was 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) [*] Class A Shares with a par value of US$0.0001 each; and (b) [*] Class B Shares with a par value US$0.0001 each.

On [*], the Company had [18,000,000] Class A Shares and [1,500,000] Class B Ordinary Shares, issued and outstanding, respectively. Holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to ten (10) votes. All such Class B Ordinary Shares are held by our Controlling Shareholders.

As at the date of this prospectus, the ownership of our subsidiary are as follows:

Name	Background	Ownership
KMT

Incorporated on November 4, 2016 as a private company limited by shares under the laws of Hong Kong. As part of the Reorganization, on December 20, 2024, the Company as purchaser, and Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah, as sellers, entered into a sale and purchase agreement, pursuant to which the Company acquired the entire share capital of KMT.

100% owned by the Company

The Company, the issuer in this offering, was incorporated as a business company in the BVI on December 2, 2024. We first began operations in [*] through its operating subsidiary, KMT.

[16,500,000] Shares were legally and beneficially owned by our Controlling Shareholders. [3,000,000] Shares were legally and beneficially owned by five corporations, all of whom have no affiliation with us. Our Controlling Shareholders presently holds [95.0]% of the voting power of KTech and will hold [91.8]% of the voting power immediately after this offering and sales of our Class A Shares by the selling shareholder pursuant to the Resale Prospectus. Because more than 50% of the voting power of the Company is held by our Controlling Shareholders after the completion of this offering, we will be a controlled company under the Nasdaq Capital Market corporate governance rules. See “Risk Factors — Risks Related to Our Shares.”

At each general meeting, each Class A shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Share which such shareholder holds and each Class B shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have ten (10) votes for each Class B Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our Articles of Association do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

For the six months ended September 30, 2024 and 2023, our total revenue was US$12,410,490 and US$10,212,443, respectively. For the years ended March 31, 2024 and 2023, our total revenue was US$17,123,778 and US$16,638,743, respectively. Our gross profit and net income were US$1,611,850 and US$585,975, respectively, for the six months ended September 30, 2024, as compared to our gross profit and net income of US$1,209,863 and US$601,082, respectively, for the six months ended September 30, 2023. Our gross profit and net income were $2,174,522 and $928,529, respectively, for the year ended March 31, 2024, as compared to our gross profit and net income of $1,568,524 and $247,471, respectively, for the year ended March 31, 2023.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in Hong Kong

Majority of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in Hong Kong.

Ability to secure new projects and maintain our backlog

We generated the majority of our revenue from projects which are on contract basis and non-recurring in nature. We generally secure our government and non-government projects through tenders and/or quotation. Our future growth and success will then depend on our ability to maintain a stable and sustainable project backlog. Our results of operations will be adversely affected if we are unable to secure sufficient number and sizeable contracts in the future.

Ability to complete our projects with quality on a timely basis

If there is any quality problem in relation to our services or delay in our projects, we may incur liability. Moreover, service standard and works quality are usually one of the considerations in awarding tenders by our customers. Accordingly, if we are unable to maintain our service standards and work quality or unable to complete our projects on a timely basis, our financial performance may be adversely affected due to cost-overruns for catching up scheduled time or reworking for substandard works. In addition, since our revenue recognition is based on measurement of progress by output method of our contract works, any delay in completing our works with appropriate certification will affect our revenue recognized during the same period. Thus, our revenue and results of the operation may be affected if we are unable to complete our scheduled work on time.

The above does not list all the material risk factors that may affect our results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors” beginning on page 17 of this prospectus.

Results of Operations

Comparison of Six Months Ended September 30, 2024 and 2023

The following table sets forth the combined results of our operations for the six months ended September 30, 2024 and 2023, respectively:

	For the six months ended September 30,
	2024	2023
Revenue	$12,410,490	$10,212,443
Cost of revenue	(10,798,640)	(9,002,580)
Gross profit	1,611,850	1,209,863

Operating expenses:
General and administrative	(955,787)	(587,088)
Selling and distribution expenses	(23,623)	(31,030)
Total operating expenses	(979,410)	(618,118)

Income from operations	632,440	591,745

Other income, net:
Interest income	71,842	118,847
Interest expense	(38,823)	(19,530)
Total other income, net	33,019	99,317

Income before provision for income taxes	665,459	691,062
Income tax expense	(79,484)	(89,980)
Net income	585,975	601,082

Other comprehensive income (loss)
Foreign currency translation adjustment	18,014	3,556
Total comprehensive income	$603,989	$604,638
Basic and diluted earnings per Ordinary Share*	$0.0310	$0.0310
Weighted average number of Ordinary Shares outstanding – basic and diluted*

Revenue

For the six months ended September 30, 2024, the Company’s revenue amounted to approximately US$12.4 million, representing an increase of approximately US$2.2 million (21.5%) as compared with the corresponding six months ended September 30, 2023 approximately US$10.2 million. The increase in revenue was mainly an increase in United States of America and United Kingdom sales from US$9,802,337 for the six months ended September 30, 2023 to US$11,547,540 for the six months ended September 30, 2024.

Cost of revenue

	For the six months ended September 30,
	2024		2023
	US$	%	US$	%
Materials for products	10,476,646	97.02	8,826,775	98.05
Materials for tools	321,994	2.98	175,805	1.95
Total	10,798,640	100	9,002,580	100

Our cost of revenue amounted to approximately US$10.8 million and US$9.0 million in the six months ended September 30, 2024, and 2023, respectively. The trend in cost of revenue is in line with the revenue.

Our cost of revenue is mainly comprised of materials. Our total cost of revenue increased by approximately US$1.8 million or 20.0%, from approximately US$9.0 million for the six months ended September 30, 2023, to approximately US$10.8 million for the six months ended September 30, 2024, primarily due to an increase in the revenue.

Gross profit

Our gross profit increased by approximately 33.2% to approximately US$1.6 million for the six months ended September 30, 2024, from approximately US$1.2 million for the six months ended September 30, 2023. The gross profit increased mainly due to an increase in revenue.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30,
	2024	2023
	US$	US$
Depreciation expense	128,124	148,410
Payroll expense	271,505	280,008
Staff welfare	1,158	1,840
Auditor’s remuneration	321,716	—
Utilities expenses	4,163	3,497
Expected credit loss	10,757	8,821
Motor expense	1,081	175
Sundry expenses	19,936	9,677
Bank charges	10,715	7,547
Entertainment	68,566	66,580
Office expense	—	592
Insurance	7,575	5,252
Rental, rates and building management expenses	36,284	5,465
Printing and stationery	1,197	1,225
Travelling	73,010	47,999
	955,787	587,088

Our general and administrative expenses increased by US$368,699 or 62.8%, from US$587,088 for six months ended September 30, 2023 to US$955,787 for the six months ended September 30, 2024. The increase is mainly due to the increase in the auditor’s remuneration.

We expect our overall general and administrative expenses, including salaries and professional and transport, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase when we become a public company upon the completion of this offering.

Total other income, net

Net interest expenses

The interest expenses represented the finance lease interest and bank loan interest. Other interest expenses increased by US$19,293, from US$19,530 for the six months ended September 30, 2023, to US$38,823 for the six months ended September 30, 2024, primarily due to the increase of bank loan during the six months ended September 30, 2024.

Income tax expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiary is subject to Hong Kong profits tax. Our income tax expense was US$79,484 for the six months ended September 30, 2024, decreasing from US$89,980 for the six months ended September 30, 2023, due to the lower pre-tax profit base in 2024. The effective tax rate for the six months ended September 30, 2024, and 2023 was 11.9% and 13.0% respectively. The decrease in our effective income tax rate was driven by a decrease in assessable profit that the tax rate is 16.5% under the two-tiered profits tax regime which income tax was charged at the rate of 8.25% on first US$255,630 (equivalent to HKD2 million) and at the rate of 16.5% thereafter.

Net income

As a result of the foregoing, we reported net income of approximately US$0.59 million for the six months ended September 30, 2024, representing a decrease of approximately US$0.2 million from a net income of approximately US$0.61 million for the six months ended September 30, 2023.

Comparison of Years Ended March 31, 2024 and 2023

The following table sets forth the combined results of our operations for the years ended March 31, 2024 and 2023, respectively:

	For the year ended March 31,
	2024	2023
Revenue	$17,123,778	$16,638,743
Cost of revenue	(14,949,256)	(15,070,219)
Gross profit	2,174,522	1,568,524

Operating expenses:
General and administrative	(1,239,981)	(1,263,208)
Selling and distribution expenses	(61,949)	(62,909)
Total operating expenses	(1,301,930)	(1,326,117)

Income from operations	872,592	242,407

Other income, net:
Government subsidies	—	40,817
Interest income	66,403	1,586
Interest expense	(55,550)	(46,904)
Other miscellaneous income	189,731	24,892
Total other income, net	200,584	20,391

Income before provision for income taxes	1,073,176	262,798
Income tax expense	(144,647)	(15,327)
Net income	928,529	247,471

Other comprehensive income (loss)
Foreign currency translation adjustment	4,378	(3,866)
Total comprehensive income	$932,907	$243,605
Basic and diluted earnings per Ordinary Share*	$0.0479	$0.0125
Weighted average number of Ordinary Shares outstanding – basic and diluted*

Revenue

For the year ended March 31, 2024, the Company’s revenue amounted to approximately US$17.1 million, representing an increase of approximately US$0.5 million (2.9%) as compared with the corresponding year ended March 31, 2023 approximately US$16.6 million. The increase in revenue was mainly an increase in Europe sales from US$688,370 for the year ended March 31, 2023 to US$3,780,278 for the year ended March 31, 2024 and the number of customers from 15 customers for the year ended March 31, 2023 to 20 customers for the year ended March 2024.

Cost of revenue

	For the year ended March 31,
	2024		2023
	US$	%	US$	%
Materials for products	14,595,924	97.64	14,859,430	98.60
Materials for tools	353,332	2.36	210,789	1.40
Total	14,949,256	100.00	15,070,219	100

Our cost of revenue amounted to approximately US$14.9 million and US$15.1 million in the year ended March 31, 2024, and 2023, respectively. The trend of cost of revenue is in line with the revenue.

Our cost of revenue is mainly comprised materials. Our total cost of revenue decreased by approximately US$0.1  million or 0.80%, from approximately US$15.1 million for the year ended March 31, 2023, to approximately US$14.9 million for the year ended March 31, 2024, primarily due to decrease in materials usage.

Gross profit

Our gross profit increased by approximately 38.6% to approximately US$2.2 million for the year ended March 31, 2024, from approximately US$1.6 million for the year ended March 31, 2023. The gross profit increased mainly due to an increase in revenue.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the year ended March 31, 2024 and 2023:

	For the year ended March 31,
	2024	2023
	US$	US$
Depreciation expense	115,810	92,639
Payroll expense	660,933	708,374
Staff welfare	5,830	7,701
Utilities expenses	7,090	9,101
Expected credit (reversal) loss	(1,609)	3,344
Motor expense	583	3,609
Sundry expenses	18,866	13,602
Auditor’s remuneration	4,921	4,911
Bank charges	11,339	2,225
Entertainment	126,034	134,176
Office expense	593	1,501
Insurance	11,406	16,174
Rental, rates and building management expenses	190,524	186,783
Printing and stationery	2,365	2,552
Travelling	85,296	76,516
	1,239,981	1,263,208

Our general and administrative expenses remained stable at approximately US$1.24 million and US$1.26 million for the year ended March 31, 2024 and 2023.

We expect our overall general and administrative expenses, including salaries and professional and transport, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase when we become a public company upon the completion of this offering.

Total other income, net

Government subsidies

The Government grants represented the anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme granted to companies in the toys industry in 2023 and absence of government grants during the year ended March 31, 2024.

Net interest expenses

The interest expenses represented the finance lease interest and bank loan interest. Other interest expenses increased by US$8,646, from US$46,904 for the year ended March 31, 2023, to US$55,550 for the year ended March 31, 2024, primarily due to the increase of bank loan during the year ended March 31, 2024.

Income tax expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiary is subject to Hong Kong profits tax. Our income tax expense was US$144,647 for the year ended March 31, 2024, increasing from US$15,327 for the year ended March 31, 2023, due to the higher pre-tax profit base in 2024. The effective tax rate for the year ended March 31, 2024, and 2023 was 13.5% and 5.8% respectively. The increase in our effective income tax rate was driven by an increase in assessable profit that the tax rate is 16.5% under the two-tiered profits tax regime which income tax was charged at the rate of 8.25% on first US$255,630 (equivalent to HKD2 million) and at the rate of 16.5% thereafter.

Net income

As a result of the foregoing, we reported net income of approximately US$0.93 million for the year ended March 31, 2024, representing an increase of approximately US$0.68 million from a net income of approximately US$0.25 million for the year ended March 31, 2023.

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary.

Our use of cash was primarily related to operating activities and payment for offering cost in the six months ended September 30, 2024 and 2023. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

In view of the current cash and bank balances, funds generated by our operating activities and bank loans, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the unaudited financial statements are issued. However, our ability to meet the liquidity and capital requirements will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board deems relevant, and subject to the restrictions contained in any future financing instruments.

We intend to use the net proceeds from this offering in the following manner:

•        approximately 60% for potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries;

•        approximately 15% for expansion and recruitment of product designers and engineers;

•        approximately 10% to obtain licensed rights from internationally renowned intellectual properties licensors for co-branded products; and

•        remaining 15% for general administration and working capital.

Cash Flows

The following table sets forth a summary of our combined cash flows for the six months ended September 30, 2024 and 2023, respectively:

	2024	2023
	US$	US$
Net cash provided by operating activities	37,755	3,457,359
Net cash provided by investing activities	53,285	15,720
Net cash used in financing activities	144,580	327,290
Effect of foreign exchange rate on cash	14,072	1,228
Net increase in cash and cash equivalents	249,692	3,801,597

Cash provided by operating activities

Our cash inflow from operating activities was principally receipt of payments for our design, development, testing and sales of diverse portfolio of toy products, whereas our outflow from operating activities is principally for materials payable to suppliers, payment of salaries and employee benefits, rental expenses and general and administrative expenses.

Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, reversal of credit loss, and changes in working capital items including accounts receivable, prepayment and other deposits, accounts payable, accrued expenses and other payables, income taxes payable.

For the six months ended September 30, 2024, net cash provided by operating activities amounted to US$37,755. Cash provided by operations was primarily attributable to net income of US$585,975, adjusted by a decrease in accounts receivables of approximately US$2.0 million, an increase in accounts payables of approximately US$0.7 million, and an increase in amounts due to related parties of approximately US$0.7 million.

For the six months ended September 30, 2023, net cash used in operating activities amounted to approximately US$3.5 million. Cash provided by operations was primarily attributable to net income of approximately US$0.6 million, adjusted by a decrease in account receivables of approximately US$1.0 million, and an increase in account payables of approximately US$3.2 million.

Cash provided by (used in) investing activities

For the six months ended September 30, 2024, cash provided by investing activities was US$53,285. Cash provided by interest received US$53,285. For the six months ended September 30, 2023, cash used in investing activities was US$15,720.

Cash used in financing activities

For the six months ended September 30, 2024, cash used in financing activities amounted to US$144,580, which consisted of proceeds from bank loans of approximately US$0.6 million, repayment of bank borrowing of US$87,993, payment of lease liabilities of US$60,668, net repayments to related parties of US$266,905.

For the six months ended September 30, 2023, cash used in financing activities amounted to US$327,290, which consisted of proceeds from bank loans of approximately US$0.6 million, repayment of bank borrowing of US$118,356, and payment of lease liabilities of US$87,498.

Our use of cash was primarily related to operating activities and payment for offering cost in the years ended March 31, 2024 and 2023. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

In view of the current cash and bank balances, funds generated by our operating activities and bank loans, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirements will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board deems relevant, and subject to the restrictions contained in any future financing instruments.

We intend to use the net proceeds from this offering in the following manner:

•        approximately 60% for potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries;

•        approximately 15% for expansion and recruitment of product designers and engineers;

•        approximately 10% to obtain licensed rights from internationally renowned intellectual properties licensors for co-branded products; and

•        remaining 15% for general administration and working capital.

Cash Flows

The following table sets forth a summary of our combined cash flows for the years ended March 31, 2024 and 2023, respectively:

	2024	2023
	US$	US$
Net cash provided by (used in) operating activities	5,440,648	(229,783)
Net cash provided by (used in) investing activities	66,403	(89,799)
Net cash used in financing activities	(2,466,070)	(520,085)
Effect of foreign exchange rate on cash	7,477	(8,247)
Net increase (decrease) in cash and cash equivalents	3,048,458	(847,914)

Cash provided by (used in) operating activities

Our cash flow from operating activities was principally receipt of payments for our design, development, testing and sales of diverse portfolio of toy products, whereas our outflow from operating activities is principally for materials payable to suppliers, payment of salaries and employee benefits, rental expenses and general and administrative expenses.

Net cash provided by (used in) operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, reversal of credit loss, and changes in working capital items including accounts receivable, prepayment and other deposits, accounts payable, accrued expenses and other payables, income taxes payable.

For the year ended March 31, 2024, net cash provided by operating activities was approximately US$5.44 million, reflecting the company’s ability to generate positive cash flow despite working capital fluctuations. Operating cash flows benefited from net income of approximately US$0.93 million, supported by an increase in accounts payable of approximately US$2.0 million, which was primarily driven by extended payment terms with key suppliers to optimize liquidity. Additionally, an increase in amounts due to related parties of approximately US$1.8 million contributed to cash inflows, reflecting higher short-term financing from affiliated entities. However, these positive factors were partially offset by an increase in accounts receivable of approximately US$0.54 million, largely due to higher sales in the latter part of the fiscal year, resulting in a temporary buildup of outstanding customer balances. These working capital movements highlight the company’s focus on managing supplier relationships and leveraging related-party financing while navigating revenue growth.

For the year ended March 31, 2023, net cash used in operating activities was approximately US$0.23 million, reflecting a temporary strain on liquidity despite positive net income of approximately US$0.25 million. Operating cash flows benefited from a decrease in accounts receivable of approximately US$0.67 million, driven by improved collection efforts and lower sales volume in the latter part of the year, which reduced outstanding customer balances. Additionally, an increase in accounts payable of approximately US$0.12 million provided a modest source of cash, as the company strategically managed payment terms with suppliers. However, these inflows were outweighed by other working capital needs, resulting in a net cash outflow from operations.

Cash provided by (used in) investing activities

For the year ended March 31, 2024, cash provided by investing activities was US$66,403. Cash provided by interest received US$66,403. For the year ended March 31, 2023, cash used in investing activities was US$89,799. Cash used in purchase of fixed assets of approximately US$91,385.

Cash used in financing activities

For the year ended March 31, 2024, cash used in financing activities amounted to approximately US$2.5 million, which consisted of proceeds from bank loans of approximately US$0.6 million, repayment of bank borrowing of approximately US$0.2 million, payment of lease liabilities of approximately US$0.2 million, net repayments to related parties of approximately US$2.6 million.

For the year ended March 31, 2023, cash used in financing activities amounted to approximately US$0.5 million, which consisted of repayment of bank borrowing of approximately US$0.2 million, payment of lease liabilities of approximately US$0.1 million and net repayment of related parties of approximately US$0.1 million.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the six months ended September 30, 2024 and the years ended March 31, 2024.

Leased Properties

We leased an office at Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong with an aggregate area of 550 square feet from Best Mark International Holdings Limited. The monthly rent for our office is approximately $1,278 (HK$10,000).

Contractual obligations

The following table summarizes our contractual obligations as of September 30, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	196,433	935,971	—	1,132,404
Lease obligation	90,572	147,846	—	238,418

The following table summarizes our contractual obligations as of September 30, 2023:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	178,919	171,245	358,219	708,383
Lease obligation	152,988	236,643	—	389,631

The following table summarizes our contractual obligations as of March 31, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	187,288	434,140	—	621,428
Lease obligation	110,513	173,331	15,242	299,086

The following table summarizes our contractual obligations as of March 31, 2023:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	160,758	113,307	—	274,065
Lease obligation	164,756	179,538	103,734	448,028

Capital Expenditures

For the six months ended September 2024 and for the years ended March 31, 2024 and 2023, we are not purchased of property and equipment respectively, mainly for use in our operations.

Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our CFS included elsewhere in this prospectus. We prepared our CFS in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our CFS and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

Allowance for expected credit losses

To measure impairment on accounts receivable, the Company adopted current expected credit losses model, which is established on management’s historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the current credit profile and financial condition of the customers. The Company divided its customers into categories with similar risk characteristics. Each risk category is assigned a base loss rate, which is further adjusted upwards using an aging matrix. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and adjusts the allowance, including the base loss rate and adjustment factors, when necessary.

The Company believes the estimates utilized in preparing its CFS are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

The Company had allowance for expected credit losses on accounts receivable of US$10,757 and US$8,821 as of September 30, 2024 and 2023, respectively. The Company had allowance for expected credit losses on accounts receivable of US$9,830 and US$11,402 as of March 31, 2024 and 2023, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Interest rate risk

As of September 30, 2024 and March 31, 2024, we had outstanding bank loans of approximately US$0.2 million, which are payable within one year and approximately US$0.9 million and US$0.4 million, respectively, over one year. The bank loans bore effective interest rates between 7.56% and 9.22%. Our exposure to interest rate risk primarily relates to the interest rate on our outstanding short-term loans which are payable within one year. Our deposited cash raised by this offering can earn income, on the other hand. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates. We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$ (i.e., HK$). Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. Our currency exposure is measured and monitored on a regular basis by the manager.

INDUSTRY

The information contained in this section and elsewhere in the prospectus have been derived from various official government and other publications generally believed to be reliable and the market research report prepared by Migo Corporation Limited (“MIGO”) and commissioned by the Company. All information and data presented in this section is derived from MIGO’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview of the Toys Industry in Hong Kong

Hong Kong exporters have a reputation for producing high-quality toys. Contract manufacturing with overseas manufacturers and license holders generates a significant share of the industry’s revenues. To reduce operating costs and remain competitive, the majority of toy brand owners have established production facilities offshore, particularly in the PRC and Southeast Asia. The role of Hong Kong toy exporters has shifted towards quality control, management, marketing, product design, and production planning. In 2023, Hong Kong ranked as the world’s ninth-largest toy exporter.

Amid growing concerns in overseas markets regarding product safety and environmental protection, toy safety standards and regulations have become increasingly stringent. Hong Kong toy exporters are advised to stay informed about regulatory changes in different markets and ensure compliance with new requirements.

Production on the PRC is facilitated by an efficient network of supporting industries and services. This has greatly enhanced the competitiveness of the Hong Kong toy industry in terms of its productivity, quality, reliability and delivery. Building on a base of their expertise in plastic molded toys, Hong Kong toy exporters have added production skills from the clothing industry, the electronics industry and the metal goods industry.

Toys Product Market in Hong Kong

The toys product market is diverse and encompasses a wide range of categories, each appealing to different age groups, interests, and consumer preferences. Below is an overview of the main segments within the toys product market, along with the trends and characteristics of each.

Source: Migo

Toys Industry Chain Analysis

The value chain of the toys industry is mainly consist of upstream raw material suppliers and manufacturers, midstream brand owners, distributors, retailers and consumers. The following chart illustrates the value chain of the toys industry.

Source: Migo

The value chain of the toy industry encompasses a progression from raw material procurement to consumer engagement. The upstream segment involves securing raw materials used in production, such as rubber, plastic, and alloy steel. Manufacturers produce products tailored to the specifications of brands and subsequently deliver the finished toys to them. Some manufacturers also develop and market their own private brands. The midstream segment primarily consists of brands that focus on brand operations and marketing. In the downstream segment, brand owners distribute products primarily through distributors to retailers or sell directly to retailers and consumers. Consumers can purchase products through both online and offline channels, such as e-commerce platforms, toy stores, and department stores.

Toy manufacturers can be categorized into three groups based on their production methods: Original Brand Manufacturer (OBM), Original Equipment Manufacturer (OEM), and Original Design Manufacturer (ODM). OBMs create and manufacture their own branded items while also contracting production to external manufacturers. OEMs produce items according to the designs and specifications provided by brand owners or other manufacturers. ODMs, on the other hand, offer design and manufacturing services based on specifications provided by brand owners or other manufacturers.

Owners of toy brands primarily focus on managing their brands and selling products, often choosing to collaborate with OEMs or ODMs for production outsourcing. ODMs and OEMs, due to their adaptable and robust manufacturing capabilities, also have the capability to create and market their own brands.

Performance of Toys Exports in Hong Kong

Following weak export performance in 2022 and 2023, Hong Kong’s toys and games exports remained sluggish during the first nine months of 2024, recording a 24% year-on-year decline. As many Hong Kong companies shift the roles of their local offices to support their global expansion, Hong Kong toys and games exporters are increasingly focusing on handling offshore trade. The continuous improvement in technological literacy and evolving play preferences have increased the importance of non-traditional toys, such as electronic toys and video games. Consumers are increasingly drawn to toys that integrate technology and offer interactive experiences. The following table sets out the Hong Kong Toy Exports Amount as of end of September 2024.

In terms of the export market, according to Hong Kong Trade Statistics from the Census and Statistics Department, the PRC is the largest market, accounting for about 19.4% of Hong Kong’s total toys and sports equipment exports as of the end of September 2024. Together with the U.S., Japan, Poland, Germany, Taiwan, Vietnam, Cambodia, Singapore, and the UK, these ten major markets accounted for about 71.7% of total toys and sports equipment exports from Hong Kong. The following is a breakdown of total exports to major markets by Hong Kong’s toy exporters from 2022 to the end of September 2024.

2022
PRC, 17.2%
US, 14.9%
UK, 5.3%
Japan, 9.2%
Taiwan, 5.2%
Poland, 2.2%
Germany, 4.6%
Vietnam, 9.2%
Cambodia, 0
Singapore, 2.3%
Others, 29.9%

2023
PRC, 17.8%
US, 13.2%
UK, 4.9%
Japan, 7.2%
Taiwan, 4.8%
Poland, 1.8%
Germany, 2.9%
Vietnam, 7.2%
Cambodia, 2.5%
Singapore, 4.5%
Others, 33.2%

2024
PRC, 19.4%
US, 14.5%
UK, 3.8%
Japan, 12.2%
Taiwan, 5.4%
Poland, 2.5%
Germany, 2.0%
Vietnam, 4.2%
Cambodia, 4.3%
Singapore, 3.4%
Others, 28.3%

Source: Hong Kong Trade Statistics, Census and Statistics Department, Migo

Overview of Global Toy Market

According to the International Council of Toy Industries, the global toy market’s revenue in 2023 was valued at approximately US$108.7 billion, reflecting a modest 2.0% decline compared to the previous year. Despite this minor contraction, the overall growth of the toy market has been positive, with a CAGR of 4.0%, rising from US$92.9 billion in 2019 to US$108.7 billion in 2023. This indicates a steady increase in demand over the four-year period. While 2023 experienced a slight downturn, it presents opportunities for OEM and ODM companies to innovate and expand their offerings, ensuring a dynamic and resilient future for the toy market. The following chart illustrates the total global toy sales from 2019 to 2023.

Source: International Council of Toy Industries, Migo

Market Drivers

E-commerce Growth

Online sales and distribution channels for toys and games have grown exponentially since the onset of the COVID-19 pandemic, now accounting for about half of all global sales. In the post-pandemic era, retailers are expected to continue adopting an omni-channel approach, offering customers a seamless shopping experience to drive both traffic and sales.

Aggressive Advertising and Promotions on Social Media Marketing:

Targeting the mass market requires aggressive advertising campaigns and promotional tie-ins to succeed. An increasing number of toy manufacturers are partnering with companies from other industries, especially fast-food chains, to enhance their promotions. Additionally, toy makers are entering licensing agreements with movie studios to produce merchandise featuring film characters such as Minions, Marvel heroes, Batman, and Disney characters. Successful products also often emerge from popular mobile and video games like Pokémon GO, League of Legends, Apex Legends, Monster Hunter, and The Legend of Zelda. Social media marketing has become an increasingly vital promotional strategy for boosting toy and game sales.

Enchancing Toy Safty Standards

Safety standards, regulations, and codes of practice have long been a major concern for overseas buyers. In response, the International Council of Toy Industries (ICTI), with the active involvement of Hong Kong toy manufacturers, introduced the ICTI Code of Business Practice for manufacturers, distributors, and retailers of toys and related merchandise in member countries. This code is supplemented by the CARE auditing process, which ensures compliance with these standards.

Rapid Development of Children

Today’s youth are developing faster than previous generations. Many children as young as eight years old are now engaging with video games, computers, music, and cosmetics. This trend challenges toy manufacturers to design innovative toys that capture their interest. Simultaneously, there is growing demand for toys that foster the development of brainpower, creativity, coordination, and sensory skills. Educational and hi-tech toys featuring Science, Technology, Engineering, and Mathematics (STEM) concepts have gained significant attention at global toy and game fairs. Toys that are both fun and capable of supporting parent-child interaction while encouraging learning and creativity are in high demand.

Market Size of Toy Exports in Hong Kong

According to the Hong Kong Trade Statistics from the Census and Statistics Department, the exports of traditional toys and games were valued at approximately HK$6,013.8 million, while electronic and video games were valued at approximately HK$4,266.2 million in Hong Kong as of the end of September 2024. In 2023, the export of traditional toys and games in Hong Kong was valued at approximately HK$7,415.8 million, reflecting a 1.6% decrease compared to the previous year. In contrast, the export of electronic and video games in Hong Kong in 2023 was valued at approximately HK$10,074.2 million, reflecting a 1.2% increase compared to the previous year.

Market Drivers

Rising Consumer Demand for Innovation

Trends in Creative Play:    Parents and children are increasingly seeking innovative and interactive toys that enhance creative play and learning experiences. Manufacturers must adapt to these preferences by incorporating new technologies and creative designs.

Educational and STEM Toys:    The growing interest in educational toys, particularly those focused on STEM, is driving toy exporters to develop products that combine fun with learning.

Establishment of Sales Channels

The rapid growth of e-commerce has fundamentally transformed the retail landscape for toys. Online shopping offers consumers greater convenience and access to a wider variety of products compared to traditional retail channels. Consumers can easily compare prices, read reviews, and discover niche products through various online platforms, thereby increasing overall competition in the market.

Reliable and Responsive Suppliers

Most toy companies outsource manufacturing to overseas suppliers, particularly in developing countries where production costs are lower. Establishing strong relationships with reliable suppliers is crucial, but these partnerships often take years to develop. Companies must invest in building trust and open communication channels to ensure consistent product quality and timely production.

R&D capabilities

As consumer preferences become increasingly diverse and sophisticated, companies require robust research and development (R&D) capabilities to create appealing product designs and enhance product performance. Investing in R&D enables companies to innovate and differentiate their products effectively. This requires substantial capital and accumulated expertise, highlighting the importance of continuous improvement and adaptation to evolving consumer demands.

Overview of Toys Product Market in North America

According to the Toy Association, U.S. retail sales of toys generated US$28.0 billion in 2023, reflecting an 8% decline from the previous year. Despite this decrease, the toy market has grown by an impressive 26% since 2019, demonstrating its resilience and long-term potential. Within North America, the U.S. accounted for nearly 74% of the revenue share in the toys and games sector, highlighting its dominant position. The market is projected to witness growth over the forecast period, driven by the increasing popularity of educational toys and STEM-focused games, which parents are choosing to provide their children with both entertainment and learning opportunities.

Popular media and entertainment franchises, with licensed toys and games based on movies, TV shows, and video games, are becoming increasingly popular among consumers. This trend is anticipated to fuel regional market growth. Additionally, factors such as rising disposable incomes and a growing population of children aged 0 – 14 are expected to further drive market expansion. The rise of e-commerce platforms has also made it easier for consumers to purchase toys, providing an additional boost to market growth.

The market is segmented into various categories, including action figures, dolls, games and puzzles, and outdoor and sports toys. Among these segments, action figures are expected to experience the highest growth during the forecast period, largely due to the increasing popularity of superhero movies and TV shows, which continue to drive demand for these products.

Moreover, the outdoor and sports toys segment is also expected to see significant growth during the forecast period, owing to growing awareness of the importance of physical activity among children. This segment includes products such as bicycles, skateboards, and sports equipment. The following chart illustrates the total U.S. toy sales from 2019 to 2023.

Source: International Council of Toy Industries, Migo

Overview of Toys Product Market in Europe

The European Toys & Games market is poised for steady growth over the next few years, with a projected CAGR of 4.42% between 2023 and 2027. This growth is expected to bring the market to a significant value of US$50.11 billion by the end of the forecast period.

Several factors are driving this expansion, including rising disposable incomes, innovations in toy technology, and the increasing popularity of licensed products featuring characters from movies, TV shows, and video games. Additionally, the demand for educational toys continues to grow as parents prioritize products that combine entertainment with learning opportunities for their children.

The European market is characterized by a blend of well-established local companies and prominent international brands. Furthermore, the market is experiencing a shift toward eco-friendly products and sustainable packaging, reflecting growing consumer awareness and concern about environmental impacts.

Competitive Landscape of the Toy Exporters Industry in Hong Kong

The toy industry is fragmented and experiencing moderate growth. The degree of innovation in the market is high, with tech-based toys driving significant development. Sustainability and digitalization are among the key focus areas in the toys and games industry.

The Hong Kong toy exporters market is influenced by a combination of consumer preferences, regulatory changes, technological advancements, and market dynamics. To succeed, toy exporters must remain adaptable and responsive to these drivers, focusing on innovation, safety, sustainability, and fostering strong relationships within the supply chain. By understanding these market forces, toy exporters can better position themselves to meet the evolving demands of consumers and brands in this competitive landscape.

The toy product market is dynamic, shaped by changing consumer preferences, technological advancements, and cultural trends. Each segment of the market has its own unique drivers and growth opportunities. Understanding these distinct product categories can help manufacturers, retailers, and marketers in the toy industry tailor their offerings and strategies to meet the needs and preferences of diverse consumer groups. Emphasizing factors such as educational value, sustainability, and technology integration will likely continue to play a critical role in the evolution of the toys market.

Entry Barrier of Toy Exporters Industry in Hong Kong

Deep Industry Know-How

The leading toy exporters have long-standing experience in the toy exporter industry, which allows them to develop a deep understanding of market trends and consumer demands. The long-standing experience also enables them to introduce products that effectively meet market needs. In contrast, new entrants often lack the accumulated knowledge and expertise required to compete effectively.

Long-term Customer Relationships

Established manufacturers benefit from strong distribution networks and a stable customer base. With superior quality control and high-quality products, they enjoy a high level of customer trust and recognition. This positions them well for further collaboration with potential customers. New entrants, however, need time to build similar relationships and explore opportunities for customer cooperation.

Technology innovation capability

Leading toy exporters often have experienced technical teams and sufficient capital to adopt the latest technologies, enhancing their R&D capabilities and production efficiency. Conversely, new entrants typically lack access to cutting-edge technologies and skilled talent, limiting their ability to develop competitive products.

Talent Acquisition and Retention

The ODM & OBM sectors of the toy industry requires expertise across multiple domains such as design, engineering, production, and market knowledge. Attracting candidates with skills in toy design, materials science, and manufacturing processes is critical. To retain talent, companies must provide ongoing training in areas such as design tools, manufacturing technologies, and emerging industry trends. Additionally, offering clear career progression opportunities can enhance employee engagement and long-term retention.

BUSINESS

OVERVIEW

We are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

We started our operation in 2016 and have developed relationships with our customers mainly located in European and North American countries which possess renowned brands and intellectual properties in toy products. We have strong capability in product innovation, design and project management which allow us to provide product development solution to transform conceptual design into prototypes and further into commercialization of toy products.

We have developed a nimble and low-fixed cost business model whereby our products are mostly manufactured and supplied by Fully Starise which represents approximately 85% of our cost of goods sold. Fully Starise is an independent third party supplier that operates a factory in the PRC. We consider Fully Starise a reliable partner and strong back up of production capability to us whereby we have entered into long term supply agreement with Fully Starise to secure stable and quality supply of toy products. Meanwhile, we are also currently exploring Vietnam and/or other Southeast Asian countries for potential locations for manufacturing operations. We plan to set up our own factory and manufacturing operations primarily to assemble components that we purchase from other companies. Although we plan to commence manufacturing operations, we cannot assure you that we will be able to materialize such plan and operations.

OUR COMPETITIVE STRENGTHS

Strong capability in product innovation and design

Our management has accumulated over 40 years of experience and knowledge in the toy industry. We have a product design and development team comprising 2 designers and 4 product engineers who keep abreast of latest toy design concepts obtained from market intelligence and customer feedback. We endeavor to improve customers’ satisfaction by adding additional features and functions to our toy products within the budget and target production cost set by our customers. We design and test our prototypes and manage the production process to ensure final products adhere to original design and satisfy customers’ requirements in terms of safety and quality. We believe our strong capability in product innovation and design enables us to address the rapidly evolving toys market.

Solid customer base and established reputation

We have a solid customer base of international toy brands. We served 17 and 18 customers for the six months ended September 30, 2024 and 2023. We served 20 and 15 customers for the year ended March 31, 2024 and 2023, respectively. Our customers are well-established toy brands that specialize in kid educational toys and learning kits. We often undertake projects to develop toy products which involve advanced designs and integration of hardware and software to achieve the desired outcome. Our Directors believe that we have built reputation through consistently meeting the high standards of our customers which enables us to maintain stable business relationships with them.

Strong back up of production facilities to ensure stable supply of quality products

Our products are mostly manufactured and supplied by Fully Starise which represents approximately 85% of our cost of goods sold. Fully Starise is an independent third party supplier that operates a factory in the PRC. Pursuant to supply agreement dated January 1, 2025, between the Company and Full Starise, we are entitled to designate raw materials and components suppliers for the production of our toy products and participate in the production management and quality control procedures. We purchase our toy products form at predetermined contract unit prices, delivery schedules, warranty and other terms that correspond with terms agreed with our end customers that are brand owners. We believe that the support of production facilities coupled with the supply agreement allow the Company to closely monitor the entire production process and ensure stable and quality supply of toy products that adhere to our original design.

OUR STRATEGIES AND FUTURE PLAN

Our business strategies and future plans for our expansion are as follows:

Enhance research and development and design capabilities

Our specialty as a toy design house is to translate the results of our market research, product design and development initiatives into successful commercialized products in our target markets. To strengthen this service, we intend to strengthen our product development capability to cater for different preferences, needs and behavior patterns of end customers of our toy products in the various target markets by way of (i) devoting more resources in market research to enhance product knowledge; (ii) enhancing our engineering and quality control functions by employing additional engineers and quality assurance personnel as well as strengthening quality standards and procedures; and (iii) deploying further resources in product design and development, including employing product designers and thus boosting profitability.

Diversify our product offerings through continuous development of new products and global licensing strategy

We intend to develop our own branded product offerings and exploit new opportunities through obtaining licensed rights from internationally renowned intellectual properties licensors such as Disney and Pixar for co-branded infant and pre-school toy products category. We consider that popular characters appearing on television programs or animated motion pictures are well received by children. The development of co-branded toy products featured with evergreen and popular cartoon characters could solidify our market position and establish our brand recognition in the retail market. Moreover, the product lifecycle of co-branded products is generally longer as these intellectual properties licensors regularly create new characters in animated movies and television programs.

Commence manufacturing operations in Southeast Asian countries

Our products are mainly manufactured and supplied by Fully Starise, an independent third party manufacturer for the years ended March 30, 2024 and 2023. Given the long term partnership and supply agreement entered into with Fully Starise, we enjoy seamless communication with Fully Starise to closely monitor the entire production process and ensure quality products that adhere to our original design are delivered to customers. Considering the importance of a strong backup of production facilities in cost control and quality assurance, we are currently exploring Vietnam and/or other South East Asian countries for potential locations for our own factory and manufacturing operations. Although we plan to commence manufacturing operations, we cannot assure you that we will be able to materialize such plan and operations.

CUSTOMERS

For the six months ended September 30, 2024 and 2023, we had the following customers that accounted for more than 10% of our revenue:

	For the six months ended September 30,
	2024		2023
	Amount	%	Amount	%
Major customers representing more than 10% of the Company’s revenues
Customer A	2,867,350	23.10	1,920,277	18.80
Customer B	1,333,387	10.74	2,579,358	25.26
Customer C	3,295,437	26.55	2,899,547	28.39
Customer G	1,519,908	12.25	710,259	6.95
Total	9,016,082	72.64	8,109,441	79.40

Our customers are mainly located in North America and Europe which are brand owners of toy products. The table below set forth the breakdown of revenue by geographic market for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	US$	US$
United States of America	9,278,592	10,525,541
United Kingdom	523,745	1,021,999
Europe	410,106	695,628
Others	—	167,321
	10,212,443	12,410,489

COMPETITION

For the years ended March 31, 2024 and 2023, we had the following customers that accounted for more than 10% of our revenue:

	For the year ended March 31,
	2024		2023
	Amount	%	Amount	%
Major customers representing more than 10% of the Company’s revenues
Customer A	3,730,157	21.78	5,955,781	35.79
Customer B	3,912,105	22.85	4,706,330	28.29
Customer C	3,737,092	21.82	681,421	4.10
Total	11,379,354	66.45	11,343,532	68.18

Our customers are mainly located in North America and Europe which are brand owners of toy products. The table below set forth the breakdown of revenue by geographic market for the two years ended March 31, 2024:

	Year ended March 31,
	2023	2024
	US$	US$
United States of America	14,854,985	12,389,864
United Kingdom	1,095,388	953,375
Europe	688,370	3,780,278
Others	—	261
	16,638,743	17,123,778

COMPETITION

The Hong Kong toy industry is fragmented with large number of players mainly categorized into three roles namely OBM, OEM and ODM. Our Group, as a toy development solution provider serving customers that process renowned brands and intellectual properties in toy products, is competing with other OEM and ODM across the globe which are similar to us in terms of product range, supplier management, pricing, sales network coverage and quality of products. The toy market is influenced by a combination of consumer preferences, regulatory changes, technological advancements, and market dynamics. To succeed, toy exporters must remain adaptable and responsive to these drivers, focusing on innovation, safety, sustainability, and fostering strong relationships within the supply chain. With the highly fragmented market, we may face increasing number of competitors in our target markets and these competitors may have stronger financial resources, lower pricing and better business reputation than we do.

Despite fierce competition, we believe that we are able to stay competitive through our strong innovation and design capabilities, established customer base and solid back up of production facilities of our suppliers. We believe we possess competitive advantages over our competitors. For details of the competitive landscape of the industry we are in, please see the section headed ‘‘Industry’’.

Employees

We had 15, 14 and 20 employees of the Company, all based in Hong Kong as at March 31, 2024, 2023 and 2022, respectively. Below is a breakdown of our employees by functions as at September 30, 2024:

As at September 30, 2024
Management	2
Design and engineering	6
Production management and quality control	1
Sales and marketing	4
Administration	6
Total	19

PRICING POLICY AND PROJECT PROCUREMENT

As most of our service contracts are project based and involve different types of specifications and level of complexity, the service fees vary and will be determined between our customers and us on a case-by-case basis. Generally, we receive enquiry from customer together with information on product specification given to us. We study the information pack and then have meetings with customer to clarify on design and production matters. With sufficient information, we carry out a careful budgeting to estimate the unit cost of the product. In general, our service fee is charged on a cost-plus basis, which factors in the design cost, production cost, inspection cost and testing charges, which are in turn affected by the complexity and scale of the project, manpower required, expected timeline, cost of sourcing the relevant hardware and/or software as well as subcontracting cost (if needed) and level of competition. In addition, we also take into account our relationship with the customer, the business scale and reputation of the customer, likelihood of any future business engagement with the customer and the profitability of other previous/anticipated projects involving such customer. For certain customers such as large or well-known corporations or customers who had a long-term business relationship with our Group or contributed a significant proportion of revenue to us in the past, we may offer comparatively low prices or special discounts to them for certain projects occasionally in order to maintain long-term business co-operations with them and encourage their continuous engagement of our Group. This is also one of our strategies to attract new customers to further expand our business as well as retaining existing major customers. Nevertheless, we would also strive to maintain an optimal balance between competitive pricing and profitability with a view to ensuring that such customers who have enjoyed special discounts or comparatively lower price can generate profits to our Group for other projects over a period of time.

OPERATION

The diagram below set forth the typical workflow of our services:

The operation typically involves the following major steps:

Business identification.    We identify business opportunities either by direct approach from recurring customers/new customers, or with our sales consultants solicit potential customers in trade show.

Project assessment.    Our customers generally approach us with information on product specification for us to prepare our fee quotation. Based on the product specifications and other requirements from our clients, we perform technical assessment and preliminarily analyze the specifications and requirements of the projects and commence preliminary work such as preparing three-dimensional designs, formulating the relevant hardware and/or software to be procured, as well as suppliers to be lined up. Based on the result of the assessment, after considering design cost, production cost, inspection cost and testing charges, we calculate the unit cost of the product and prepare the total fee package to the clients.

Design stage.

During the design phase, our design team adopts a thorough and systematic approach to ensure the successful creation of high-quality toy products. We initiate this process by meticulously analyzing product requirements. This involves collecting detailed insights through in-depth discussions with clients to capture their vision, target demographic, and specific needs. Concurrently, we conduct a comprehensive market research data analysis to pinpoint consumer preferences and prevailing trends, ensuring our designs are relevant and competitive.

In the subsequent phase, we generate designs precisely aligned with the client’s specifications. This stage emphasizes the toy’s aesthetic aspects, where we explore varied color schemes, geometric forms, and textures to bolster visual appeal. Additionally, we delve into the product’s functional attributes, embedding educational, safety, and interactive features that comply with client aspirations and regulatory standards. This integrated approach guarantees that our toys are visually striking, interactive, and safe for children.

We utilize advanced design software to effectively convey our concepts to produce three-dimensional (3D) representations. This capability allows us to generate accurate visuals of the toys, facilitating a better understanding of the envisioned end product for our clients. These 3D models will enable us to refine proportions and functionality before prototyping.

Throughout the design process, we emphasize robust communication with our clients, as collaboration is critical to our success. We schedule regular project meetings to address various design facets, including obtaining feedback on the 3D models, implementing client suggestions, and collaboratively devising solutions to emerging challenges.

In these discussions, we also focus on material specifications. Our team diligently selects materials that meet safety standards, optimum durability, and playability. Factors such as texture, weight, and environmental sustainability are carefully considered to ensure our choices align with client expectations and market criteria.

As we delineate the implementation pathway, we develop a structured timeline encompassing each project phase, from initial design inception to final production. This roadmap helps maintain project momentum and allows us to pinpoint critical milestones.

Finally, we proactively address any significant challenges identified during the design phase. By discussing potential roadblocks — such as manufacturing limitations or material sourcing issues — we can formulate strategic solutions to mitigate risks, facilitating a seamless production transition. We aim to nurture an environment centred on open communication and effective problem-solving, ultimately delivering a product that meets and exceeds client expectations.

Prototype testing.    Prototypes are built to test the feasibility of commercializing product designs. Our engineering team then performs product testing, including the electronic and mechanical engineering of the prototype, to make sure that the product design can deliver the desired performance, and procures molds for trial production and for later mass production.

Production management and quality assurance.    Our production team is responsible for managing the mass production of the final product. We maintain a roster of suppliers for hardware, such as casing and mechanical parts, and assembly services, as well as solution houses for software system and relevant electronic components. Our quality assurance team implements quality control measures to ensure that the final product is up to the required quality standard and comply with the specific requirements of our customer.

Supply chain management and after-sale support.    Our supply chain management team is responsible for the warehousing and shipping of the products to ensure timely and certain delivery of the order to the designated recipients. After the delivery of products, there is generally 12 months of product warranty period. During this period, we are required to make good on any defect in the products we supply and recall the defective products at our own costs. If our clients encounter any problems with our solutions offered, they can contact us at our hotline and our engineers/technicians will answer their questions.

SUPPLIERS

We currently do not have our own production base and all of the products are manufactured by third parties contract manufacturers. We purchase toy products from our suppliers on project basis where we carry out careful budgeting based on the product specifications given by our customers, negotiate the unit cost of products with our suppliers before making a cost-plus quotation to customers. Our suppliers mainly consisted of toys manufacturers. For the six months ended September 30, 2024 and 2023, we had the following suppliers that accounted for more than 10% of our cost of service:

	For the six months ended September 30,
	2024		2023
	Amount	%	Amount	%
Major suppliers representing more than 10% of the Company’s cost of service
Supplier A	9,438,793	87.41	8,088,311	89.84
Total	9,438,793	87.41	8,088,311	89.84

For the years ended March 31, 2024 and 2023, we had the following suppliers that accounted for more than 10% of our cost of service:

	For the year ended March 31,
	2024		2023
	Amount	%	Amount	%
Major suppliers representing more than 10% of the Company’s cost of service
Supplier A	12,691,607	84.90	14,347,404	95.20
Total	12,691,607	84.90	14,347,404	95.20

Long term supply agreement

On January 1, 2025, we have entered into long term supply agreement with Fully Starise Limited (“Fully Starise”) which is an independent third party supplier to manufacture our products. Salient terms of the supply agreement are set out as below:

—     Fully Starise agreed to provide us with quality products and services in a timely manner and to adhere to the requirements of drawings or other technical or quality documents, confirmed by both parties;

—     Fully Starise shall ensure the product provided does not bring any negative effect on the Group’s sales activities and Fully Starise shall be liable for all compensations in case of any damage to the toy products due to its fault.

—     Intellectual property of product design, drawing, sample, standard or format design, etc., provided by the Group shall belong to the Group, and Fully Starise may not use it for purposes other than the production of our toy products.

—     Fully Starise shall not provide other companies with any toy product of the same type or brand as those provided to us.

The supply agreement has an initial term of four years unless terminated by either party by serving written notice prior to the expiration of the initial term.

CREDIT MANAGEMENT

Credit terms to customers

We assess the credit risk of new customers by conducting online searches, credit checks with industry peers, and site visit. For existing customers, we conduct an annual credit evaluation to review their credit limits and terms, taking into account (i) their repayment history; (ii) historical transaction amount; and (iii) future economic conditions.

Our credit terms to customers range from 0 days to 60 days. We also accept bill receivables which generally have maturity period ranging from 1 to 2 months.

The average trade receivable turnover days are 93.71 and 98.17 days for the six months ended September 30, 2024 and 2023, respectively. The average trade receivable turnover days are 26.11 and 38.57 days for the years ended March 31, 2024 and 2023, respectively. It is calculated based on the average trade receivables balance divided by the sales revenue, and multiplied by 365 days.

SEASONALITY

We believe that there is a seasonal pattern in the spending behavior of customers, in particular overseas customers. Our shipment peak season takes place between June and August of each year in which we achieve significant higher sales than other months to meet the Christmas and New Year holiday seasons. We would increase our inventory level in order to get prepared for our shipment peak season.

QUALITY MANAGEMENT

Our project manager will ensure the quality of our products. We have technical staff who has been certified as Electrical Engineering. Once a project has commenced, our project managers will monitor the progress of the project in all respects to ensure that it satisfies our customers’ requirements and that the products can be delivered to our clients within the agreed timeframe. Our technical staff will have regular meetings with our project managers to report production progress and whenever issues or problems arise, they will report immediately to the project managers.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patents, trademarks, copyrights and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this prospectus, we have registered the following trademarks:

Nature and description of Intellectual Property Right (including Intellectual Property Number)	Granted by	Date of Registration	Duration of right (including expiry date)	Right of renewal	Jurisdiction	Acquisition Method	Encumbrance

Trade Mark No. 304012505 under class no. 42 for scientific and technological services and research and design relating thereto; industrial analysis and research services; design and development of computer hardware and software specializing in OED (Original Equipment Design), ODM (Original Design Manufacturer), OBM (Original Brand Manufacturer), product development and product engineering and design.

	Trade Marks Registry of the Intellectual Property Department of Hong Kong	January 5, 2017	10 years (expiry date: January 4, 2027)	Yes	Hong Kong	Registration	Nil

Save for the above, we do not have any other registered intellectual property rights as of the date of this prospectus.

AWARDS AND ACCREDITATIONS

As at the date of this prospectus, our Company received the following awards and accreditations:

Description of awards/accreditations	Date of issue	Date of expiration	Regulatory authority
[*]

OFFICE

Our principal executive office is located in Hong Kong, whereas leased an office space from an independent third party with an aggregate area of approximately 550 square feet, with a lease term from April 1, 2023 to March 31, 2025. The tenancy agreement has a monthly rent of HK$10,000 (approximately US$1,278) and may be terminated by giving the landlord one months’ advance notice in writing.

INSURANCE

Under section 40 of the Employees’ Compensation Ordinance, all employers, are required to take out insurance policies to cover their liabilities in respect of injuries of all employees, including full-time and part-time, from accidents arising out of an in the course of employment. Where principal contractor has undertaken to perform any construction works, it may take out an insurance policy for an amount per event to cover is liability and that of its subcontractors under the Employees’ Compensation Ordinance and at common law. An employer who fails to secure and insurance cover shall be liable on conviction to a fine of HK$100,000 and to imprisonment for 2 years.

Pursuant to our contracts, our customers shall affect insurance as a specified in the contracts such as all risks insurance and employees’ compensation insurance covering the works undertaken by us. On the other hand, we shall indemnify our customers against all liabilities for bodily injury, damage to property or other loss which may arise us of or in consequence of the execution, completion or maintenance of our works unless the aforementioned liabilities or claims are caused solely by the wrongful acts or omissions of our customers. As confirmed by our Directors, during the Track Record Period, we were not involved in any material claim by our customers for indemnity.

LEGAL PROCEEDINGS

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in Hong Kong.

Laws and Regulations related in our business operation in Hong Kong

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 (US$641) and imprisonment for one year.

Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the date of this prospectus, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 (US$255,630) and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The EO provides that (i) wages shall become due on the expiry of the last day of the wage period and shall be paid as soon as is practicable but in any case not later than seven days thereafter; (ii) wages of an employee on completion of his contract of employment and any other sum payable in respect of his contract shall be due to him on the day of the completion of the contract and shall be paid as soon as is practicable but in any case not later than seven days thereafter; and (iii) where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who willfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 (US$44,872) and to imprisonment for three years.

Further, the EO provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse fails to pay such interest, commits an offence and is liable on conviction to a fine of HK$10,000 (US$1,282).

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 (US$12,800) and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 (US$12,800) and imprisonment for one year.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$40.0 (US$5) per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Independent contractors

Under the Hong Kong laws, a worker may be categorized as either an independent contractor or an employee. There are several important factors to distinguish an employee from an independent contractor, among others, (i) control over work procedures, working time and method; (ii) ownership and provision of work equipment, tools and materials; and (iii) whether the person is free to hire helpers to assist in the work. A company is generally not liable to take up employer’s obligations under the EO, the ECO, the MWO and the MPFSO in respect of its independent contractors.

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Kwok Yiu Keung	[50]	Director and Chief Executive Officer
Kwok Yiu Wah	[40]	Chairman and Chief Financial Officer
Hui Suk Man	[46]	Director and Chief Operating Officer
Yung Hoi Tin	[41]	Chief Technology Officer
Kwok Tsz Him	[19]	Director
Independent Director Appointee*
Independent Director Appointee*
Independent Director Appointee*

____________

*        The three independent directors will serve on the audit committee, with an “audit committee financial expert” as defined under the Nasdaq rules, serving as committee chair. These individuals consent to serving in such position upon the closing of this offering.

The business address of each of the officers and directors is Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Kwok Yiu Keung, (“Mr. Kenneth Kwok”), Director and Chief Executive Officer.    Mr. Kenneth Kwok serves as Director and Chief Executive Officer of the Company. With over 20 years of experience in toy industry, Mr. Kenneth Kwok has played a pivotal role in revenue growth by strategically developing licensed products for prominent brands. His extensive client portfolio covers STEM toys, children’s book accessories, licensed merchandise, innovative gadgets, training equipment, and sports goods.

Mr. Kenneth Kwok’s deep engagement with key retail partners — such as Walmart, Target, and Costco — has been instrumental in establishing a multimillion-dollar annual business framework. From 1998 until 2013, he was a project manager at K-Mark Industrial Limited, spearheading marketing initiatives and project development processes. In 2014, he shifted his focus to a directorial capacity at K-Mark Technology Limited, concentrating on sophisticated business and operational management strategies. Co-founding K-Mark Technology Limited with Mr. Kwok Yiu Fai and Mr. Johnny Kwok in November 2016, Mr. Kenneth Kwok specializes in delivering comprehensive toy design solutions and commercialize toy products that are responsive to the dynamic needs of the market.

Mr. Kenneth Kwok obtained his bachelor’s degree in economics from the University of Victoria of Canada in 2002.

Kwok Yiu Wah (“Mr. Johnny Kwok”), Chairman and Chief Financial Officer.    Mr. Johnny Kwok has 16 years of expertise in the finance and management sectors. In November 2016, he co-founded K-Mark Technology Limited with Mr. Kwok Yiu Fai and Mr. Kenneth Kwok, specializing in comprehensive toy design solutions.

Mr. Johnny Kwok earned his Bachelor of Business Administration with a focus on accounting and finance from the University of Hong Kong in 2008. He has been a Certified Public Accountant licensed in the United States since 2010 (License No. 29108, Washington State Board of Accountancy).

Before his tenure at K-Mark Technology Limited, Mr. Johnny Kwok was an Investment Operations Associate at AIG Assessment Management from 2010 to 2011, where he managed fund valuation processes. Additionally, he served as a Fund Accountant at HSBC Institutional Trust Services from 2008 to 2010, where he was involved in financial reporting and compliance for institutional fund accounting.

Hui Suk Man (“Ms. Candie Hui”), Director and Chief Operating Officer.    Ms. Candie Hui has accumulated over 20 years of experience in the manufacturing industry. Her expertise is robust in procuring and managing various materials, with a focus on plastics and electronics, augmented by a deep understanding of board-level supply chain dynamics. From 2003 to 2014, she was the Logistics Manager at Kwong Hui Metal and Plastics Limited, overseeing material and inventory management systems and implementing strategies to optimize supply chain efficiency. Since 2014, she has been a director at K-Mark Technology Limited, where she plays a critical role in orchestrating business operations and providing strategic oversight to drive organizational growth and operational excellence.

Ms. Candie Hui obtained her Bachelor of Applied Science in Communication from Simon Fraser University of Canada in 2002.

Yung Hoi Tin (“Mr. Yung”), the Chief Technology Officer.    Mr. Yung exemplifies exceptional technical leadership and drives innovation within product development. With a robust track record in managing engineering teams, Mr. Yung joined K-Mark Technology Limited in July 2017 as a Chief engineer and has successfully spearheaded the development of advanced licensed products for high-profile clients, including Disney and Universal Studios. His strategic acumen ensures that technology initiatives are tightly integrated with overarching business goals, while his collaborative ethos enhances synergy across cross-functional teams. A staunch advocate for best practices in engineering, Mr. Yung promotes operational efficiency and augments product quality through meticulous implementation of cutting-edge methodologies.

Mr. Yung obtained his Bachelor of Engineering in Electrical Engineering from The University of Melbourne in 2008.

Kwok Tsz Him (“Mr. Matthew Kwok”), Director.    Mr. Mattew Kwok is currently pursuing a bachelor degree with specialization in Global Operation Management at the City University of Hong Kong. In 2023, Mr. Mattew Kwok completed his internship at WiseBox, collaborate with the marketing team to develop and implement effective content marketing strategies, where he acquired exposure in the e-commerce sector and start-up environments. He collaborated closely with the marketing department to devise and execute comprehensive content marketing strategies there.

Mr. Matthew Kwok joined K-Mark Technology Limited in October 2024, where he plays in finance team to support accounting and data administration.

Independent Directors:

[*], Independent Director [*]

[*], Independent Director, [*]

[*], Independent Director,

Family Relationships

Except that Mr. Kenneth Kwok, Mr. Johnny Kwok, Ms. Candie Hui and Mr. Matthew Kwok are family members, there are no family relationships among our directors and executive officers. Mr. Kwok Yiu Fai, Mr. Kenneth Kwok and Mr. Johnny Kwok are brothers and are our Controlling Shareholders. Ms. Candie Hui is the spouse of Mr. Kwok Yiu Fai, one of our Controlling Shareholders. Mr. Matthew Kwok is the son of Mr. Kenneth Kwok.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis.

Our compensation committee approves our salaries and benefit policies. They determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the Board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our Board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The Board of directors has oversight of executive compensation plans, policies and programs.

For the six months ended September 30, 2024 and 2023, we paid an aggregate compensation of US$77,489 and US$77,226, respectively, in cash (including salaries, bonus and mandatory provident fund contributions) to our executive officers and directors. For the years ended March 31, 2024 and 2023, we paid an aggregate compensation of US$222,347 and US$218,067, respectively, in cash (including salaries, bonus and mandatory provident fund contributions) to our executive officers and directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq Capital Market Company Guide. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the Nasdaq Capital Market for U.S. companies. The exemptions are subject to our disclosure of which requirements we are not following and the equivalent BVI requirements. Below are some of the exemptions afforded to foreign private issuers under the corporate governance requirements of the Nasdaq Capital Market:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our Board be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our Board have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our Board, either by (i) independent directors constituting a majority of our Board’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or Board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. We also intend to comply with BVI corporate governance requirements under the BCA applicable to us at the same time if we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq Capital Market, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq Capital Market. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available. [The Code of Business Conduct and Ethics is currently available at our corporate website.]

Board of Directors

Our Board will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested in it and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq Capital Market Company Guide. A controlled company is not required to comply with the Nasdaq Capital Market corporate governance rules requiring a Board to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Capital Market corporate governance rules.

We will establish three committees under the Board immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which charters will be effective upon listing on the Nasdaq Capital Market. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [*], [*] and [*]. All of our audit committee members are financially literate and two of our audit committee members have accounting or related financial management expertise. [*] will serve as the chairperson of our audit committee. We determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Capital Market Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [*] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Capital Market Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [*], [*] and [*]. [*] will serve as the chairperson of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of the Nasdaq Capital Market Company Guide. The compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the Board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [*], [*] and [*]. [*] will serve as the chairperson of our nominating and corporate governance committee. We determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Capital Market Company Guide. The nominating and corporate governance committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board;

•        reviewing annually with the Board the current composition of the Board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board; and

•        advising the Board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under BVI law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of our Company. Our directors must also exercise their powers only for a proper purpose. Our directors owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the BVI. In fulfilling their duty of care to our Company, our directors must ensure compliance with the memorandum and articles of association of our Company, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our Company if a duty owed by our directors is breached. You should refer to “Description of Shares — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position and a director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. You should refer to “Description of Shares — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•        approving the transfer of Shares in our Company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be appointed by resolutions of directors or resolutions of members. Pursuant to our Articles of Association, each director holds office for the term, if any, fixed by the resolution of the shareholders of the Company or resolution of directors appointing him or her; or until their resignation, death, or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his or her earlier death, resignation or removal.

Employment Agreements and Indemnification Agreements with Executive Officers and Directors

We will enter into employment agreements with each of our executive officers and directors. Under these agreements, each of our executive officers and directors will be employed for an initial period of three years, and such agreements will automatically renew unless otherwise agreed to in writing. We may terminate the executives and directors, at any time, without advance notice or remuneration, for certain acts of the executive officer and directors, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

We may also terminate an executive officer’s employment without cause at any time upon one month’s advance written notice or by payment of one month’s salary in lieu of notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable laws of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time with three months’ prior written notice to the Company or by payment of three months’ salary in lieu of notice, provided that during the initial period of three years, he or she is not entitled to terminate the employment agreement without prior consent of the Board.

Specifically, each executive officer agreed, without prior consent of the Board, to become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be associated with any business or entity that directly or indirectly competes with the Group.

We also intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Diversity

We seek to achieve Board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our Board. [We also achieved gender diversity by having one female directors out of the total of five directors (including independent directors). We believe that our Board is well balanced and diversified in alignment with the business development and strategy of our Group.]

Equity Compensation Plan Information

As of the date of this prospectus, we have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this prospectus, by:

•        each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

•        each of our directors, executive officers, and director nominees; and

•        all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The percentage of Shares beneficially owned prior to the offering is based on [13,500,000] Shares outstanding as described in “Corporate History and Structure” section. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares outstanding prior to the offering plus the Shares that we are selling in this offering.

The percentages of Shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional Shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of this offering, none of our shareholders will have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Name of Beneficial Owner(1)	Shares Beneficially Owned Prior to the Offering				Shares Beneficially Owned After the Offering*
	Number of Class A Shares	Number of Class B Shares	Percentage of voting power		Number of Class A Shares	Number of Class B Shares	Percentage of voting power
Directors, director nominees, and executive officers
Kwok Yiu Keung	[*]	[*]	[*]		[*]	[*]	[*]
Kwok Yiu Wah	[*]	[*]	[*]		[*]	[*]	[*]
Hui Suk Man	Nil	Nil	Nil		Nil	Nil	Nil
Yung Hoi Tin	Nil	Nil	Nil		Nil	Nil	Nil
Kwok Tsz Him	Nil	Nil	Nil		Nil	Nil	Nil
[*]	Nil	Nil	Nil		Nil	Nil	Nil
[*]	Nil	Nil	Nil		Nil	Nil	Nil
[*]	Nil	Nil	Nil		Nil	Nil	Nil
Directors, director nominees, and executive officers as a group	[*]	[*]	[*]		[*]	[*]	[*]

5% or greater principal shareholders:
Kwok Yiu Fai	[*]	[*]	[	*]%	[*]		[	*]%
Kwok Yiu Keung	[*]	[*]	[	*]%	[*]		[	*]%
Kwok Yiu Wah	[*]	[*]	[	*]%	[*]		[	*]%

____________

*        Based on [*] Ordinary Shares outstanding immediately after completion of this offering, and assuming underwriters do not exercise the over-allotment option.

(1)      Except as otherwise indicated below, the business address for our directors and executive officers is at Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to March 31, 2024 and from April 1, 2024 to the date of this prospectus. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

•        whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for the Company to enter into the related party transaction;

•        whether the related party transaction would impair the independence of an outside director;

•        whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

Names and relationship of related Party:	Existing relationship with the Company
K-Mark Industrial Limited	Related company with common directors and shareholders
Goldin Enterprise Limited	Related company with common directors and shareholders
Bright Forward Technology Limited	Related company with common directors and shareholders
Remarkable Group Holdings Limited	Related company with common directors and shareholders

Summary of Related Party Transactions:

Included in the Company’s cost of revenue for the six months ended September 30, 2024 and 2023 is US$978,585 and US$867,169 from related parties, respectively. The details are as follows:

Name of related parties	2024	2023
Bright Forward Technology Limited	622,702	299,135
K-Mark Industrial Limited	247,796	460,752
Goldin Enterprise Limited	92,646	91,956
Remarkable Group Holdings Limited	15,441	15,326
Total	$978,585	867,169

Amount due to directors
Kwok Yiu Keung	$154,078	(515,711)
Total	$154,078	(515,711)

Included in the Company’s cost of revenue for the years ended March 31, 2024 and 2023 is $2,053,216 and $700,579 from related parties, respectively. The details are as follows:

Name of related parties	2024	2023
Bright Forward Technology Limited	613,242	560,269
K-Mark Industrial Limited	1,332,609	—
River Star Investment Limited	—	40,817
Goldin Enterprise Limited	92,027	84,186
Remarkable Group Holdings Limited	15,338	15,307
Total	$2,053,216	700,579

Amount due to directors
Kwok Yiu Keung	$153,066	36,139
Total	$153,066	36,139

Included in the Company’s expenses for the six months ended September 30, 2024 and 2023 are allocated expenses of US$nil and US$nil from related parties, respectively.

Due from related party:	2024	2023
	—	—
	—	—
Total	—	—

The details of reconciliation of due from/(to) related parties as of September 30, 2023 to that of September, 2024 are as follows:

	Due from related parties	Due to related parties
Balance at April 1, 2023	$53,280	$(674,391)
Net cash flows from operating activities	—	(627,621)
Dividend declared	—	[*]
Other net cash flows from/(used in) financing activities	474,945	32,399
Offsetting arrangement	—	[*]
Exchange adjustments	32	2,120
Balance at September 30, 2023	528,257	(1,267,493)
Balance at April 1, 2024	12,583	(2,478,554)
Net cash flows from operating activities	—	(839,387)
Net cash flows from/(used in) financing activities	—	[*]
Offsetting arrangement	—	536,499
Exchange adjustments	86	(1,907)
Balance at September 30, 2024	$12,669	$(2,783,349)

Included in the Company’s expenses for the years ended March 31, 2024 and 2023 are allocated expenses of US$nil and US$nil from related parties, respectively.

On March 31, 2023, KMT paid a dividend of HK$1,500,000 (equivalent to approximately US$191,332) to Kwok Yiu Keung and Kwok Yiu Wah, the Controlling Shareholder., and was used to offset due from/to related parties.

Due from related party:	2024	2023
	—	—
	—	—
Total	—	—

The details of reconciliation of due from/(to) related parties as of March 31, 2023 to that of March 31, 2024 are as follows:

	Due from related parties	Due to related parties
Balance at April 1, 2022	$1,430,473	$(134,084)
Net cash flows from operating activities	—	(556,315)
Dividend declared	—	(191,332)
Other net cash flows from/(used in) financing activities	(101,429)	206,278
Offsetting arrangement	(1,273,093)	—
Exchange adjustments	(2,671)	1,062
Balance at March 31, 2023	53,280	(674,391)
Net cash flows from operating activities	—	(1,815,907)
Net cash flows from/(used in) financing activities	(40,766)	2,618,239
Offsetting arrangement	—	(2,604,520)
Exchange adjustments	69	(1,975)
Balance at March 31, 2024	$12,583	$(2,478,554)

DESCRIPTION OF SHARES

We are a business company with limited liability incorporated under the laws of the BVI and our affairs are governed by our Memorandum and Articles of Association, as amended from time to time and the BCA, and the common law of the BVI.

The shares authorized to be issued by the Company consist of Class A Shares and Class B Shares. As of the date of this prospectus, the Company is authorized to issue a maximum of [500,000,000] Ordinary Shares with par value of US$[0.0001] per Share divided into [—] Class A Shares and [—] Class B Shares, and had [15,000,000] Class A Shares and [4,500,000] Class B Shares issued and outstanding. We will issue [*] Class A Shares in this offering.

Upon completion of this offering, we will have [*] Class A Shares issued and outstanding. All of our Shares issued and outstanding prior to the completion of the offering are fully paid, and all of our Shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of certain material provisions of amended and restated memorandum and articles of association and of the BCA, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company.    Under our Memorandum and Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all power and authority to carry out any object not prohibited by the BCA or any other law of the BVI.

Ordinary Shares.    All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their shares.

Dividends.    The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board subject to the BCA. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the BVI, our Company may pay a dividend if the Board are satisfied, on reasonable grounds that, immediately after the distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

Voting Rights.    Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing.

The holders of the Class A Shares are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Class B Shares are entitled to ten (10) votes for each share held on all matters submitted to a vote of shareholders. The holders of our Class A Shares and Class Shares generally vote together as a single class on all matters submitted to a vote of our shareholders, unless otherwise required by the law of the BVI or the Memorandum and Articles of Association.

Meetings of Shareholders.    As a BVI business company, we are not obliged by the BCA to call shareholders’ annual meetings. We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of an annual meeting or a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our Board shall call a meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our Board may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than 50%

of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our Board shall be the chair presiding at any meeting of the shareholders. If the chair of our Board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Transfer of Ordinary Shares.    Subject to the restrictions in our Memorandum and Articles of Association, and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of an Ordinary Share is effective when the name of the transferee is entered on the register of members. Our Board may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our Board resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution.

Liquidation.    As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BCA, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

Calls on Shares and Forfeiture of Shares.    Our Board may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the Board shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to the provisions of the BCA, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BCA, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board (and subject to the written consent of all the shareholders whose shares are to be purchased). In addition, our Company may accept the surrender of any fully paid share for no consideration. See “Where You Can Find Additional Information.”

Variations of Rights of Shares.    If at any time, the Company is authorized to issue more than one class of Shares, the rights attached to any class may only vary, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting of more than 50% of the issued shares of the class to be affected. The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Issuance of Additional Shares.    Our Memorandum and Articles of Association authorizes our Board to issue authorized but unissued Ordinary Shares from time to time as our Board shall determine, to the extent of available.

Inspection of Books and Records.    Under BVI law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (as may be amended from time to time), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

Differences in Corporate Law

The BCA is derived, to a large extent, from the older BCAs of England but does not follow recent English statutory enactments and accordingly there are significant differences between the BCA and the current BCA of England. In addition, the BCA differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the BCA applicable to us and the laws applicable to companies incorporated in the State of Delaware in the U.S. and their shareholders.

Mergers and Similar Arrangements.    Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BCA. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the Board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by our Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registry of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his or her shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his or her shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days (from the date of notice) who gave written objection. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BCA to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his or her shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his or her shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits.    There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below:

•        Prejudiced members:    A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BCA, inter alia, for an order that his or her shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BCA or our Memorandum and Articles of Association be set aside. There is no similar provision under Delaware law.

•        Derivative actions:    Section 184C of the BCA provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

•        Just and equitable winding up:    In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of Directors and Executive Officers and Limitation of Liability.    BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe the Company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose, and what the directors believe to be in the best interests of the Company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, considering without limitation, the nature of the Company, the nature of the decision, the position of the director, and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the Company acts in a manner which contravenes the BCA or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to the Company by our directors.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

BVI law and our Memorandum and Articles of Association provide our shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be convened may request that the directors shall requisition a shareholders’ meeting. We are not obliged by law to call an annual meeting of shareholders, however our Memorandum and Articles of Association do permit the directors to convene meetings of the shareholders at such times as the director considers necessary or desirable. The location of any shareholder meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the BVI but our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified Board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles, subject to certain restrictions as contained therein, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75% of the vote of the shareholders entitled to vote or by a resolution of directors of our Company. Directors can also be removed for cause by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the Board approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the Board.

Under BVI law and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association the rights attached to any class of shares may only be varied, whether or not our Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the issued shares in that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Shares. Sales of substantial amounts of our Shares following this offering, including Shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our Shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

Assuming that the underwriters do not exercise their option to purchase additional Shares in this offering, we will have [*] Shares outstanding upon the closing of this offering. Of these shares, the Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Shares will be held by our Controlling Shareholder and will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration such as under Rule 144 under the Securities Act. These rules are summarized below.

Lock-up Agreements

We, our directors and executive officers, and shareholders beneficially owning 5% or more of our Ordinary Shares have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our Ordinary Shares, for 180 days from the closing of this offering. After the expiration of the 180 days, the Ordinary Shares held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the Shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our Shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of Shares that may be sold thereby, within any three-month period, to the greater of:

•        1% of the number of Shares then outstanding; or

•        the greater of 1% or the average weekly trading volume of our Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our Shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the Shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her, or its Shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such Shares may be sold immediately upon the closing of this offering.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the U.S. for offers and sales of securities that occur outside the U.S. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the U.S.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the U.S. pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the U.S. and will register all of the newly issued shares under the Securities Act.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

BVI Taxation

The following is a discussion on certain BVI income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI law.

The government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon our Company or its security holders who are not tax resident in the BVI.

The BVI currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the BVI save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the BVI on transfer of shares of BVI companies incorporated or registered under the BCA, except for those which hold interests in land in the BVI. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the BVI.

The BVI enacted the Economic Substance (Companies and Limited Partnerships) Act 2018 (the “ES Act”), which became effective on January 1, 2019, and the International Tax Authority’s (the “ITA”) Rules on Economic Substance in the Virgin Islands (the “ITA’s Rules”), containing rules and guidance relating to the interpretation of the ES Act and how the ITA will carry out its obligations. The ITA’s Rules were first issued on October 9, 2019, were further updated on February 10, 2020 and again updated on February 23, 2023. A BVI company that is considered a “legal entity” that is conducting one or more of the nine “relevant activities” is required to comply with the economic substance requirements in relation to that relevant activity. A BVI company is required to report to the ITA, via its registered agent, on an annual basis under the Beneficial Ownership Secure Search Act 2017 to enable the ITA to monitor compliance with the economic substance requirements (as applicable).

Hong Kong Taxation

KMT is a company incorporated in Hong Kong and was subject to 8.25% Hong Kong profits tax on their assessable profits up to HK$2,000,000 (US$255,630) and 16.5% on any part of assessable profits over HK$2,000,000 (US$255,630), generated from operations arising in or derived from Hong Kong for the year of assessment of 2022/2023 and 2021/2022. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000 (US$255,630), and 16.5% on any part of assessable profits over HK$2,000,000 (US$255,630).

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Share. This summary applies only to U.S. Holders that hold our Ordinary Share as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Share. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Share through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Share that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Share and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Share.

Persons considering an investment in our Ordinary ShareS should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Share including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Ordinary Share out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Share will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Share. Dividends received on our Ordinary Share will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Share. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Share in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Share. Any capital gain or loss will be long term if the Ordinary Share have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Share, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Share, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Share even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Share), and (ii) any gain realized on the sale or other disposition of Ordinary Share. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Share;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, or if any of our subsidiary is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Share qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Share held at the end of the taxable year over the adjusted tax basis of such Ordinary Share and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Share over the fair market value of such Ordinary Share held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Share would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Share in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Share during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Share.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Share and proceeds from the sale, exchange or redemption of our Ordinary Share may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI. Currently, substantially all of our assets and operations are located outside the U.S. Service of process by the investors upon us, and upon our directors and officers who are nationals and residents outside of the U.S., may be difficult to effect within the U.S. Furthermore, because substantially all of our assets and assets of our directors and officers are located outside the U.S., it may be difficult for investors to enforce any judgment obtained in the U.S. courts against us or any of our directors and officers.

Name	Position	Nationality	Residence
Kwok Yiu Keung	Director and Chief Executive Officer	Chinese	Hong Kong
Kwok Yiu Wah	Chairman and Chief Financial Officer	Chinese	Hong Kong
Hui Suk Man	Director and Chief Operating Officer	Chinese	Hong Kong
Yung Hoi Tin	Chief Technology Officer	Chinese	Hong Kong
Kwok Tsz Him	Director	Chinese	Hong Kong
[*]	Independent Director	Chinese	Hong Kong
[*]	Independent Director	Chinese	Hong Kong
[*]	Independent Director	Chinese	Hong Kong

[We have appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent to receive service of process is 122 East 42nd Street, 18th Floor, New York, NY 10168.]

Harney Westwood & Riegels, our counsel as to the BVI law, has advised us that there is uncertainty as to whether the courts of the British Virgin Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the British Virgin Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the BVI court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) which had jurisdiction to give the judgment of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes, penalties or fines, where the judgment was obtained by fraud or where enforcement would be contrary to public policy). The BVI court can also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company. The BVI court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering if the judgment creditor has a foreign judgment based on a cause of action recognized under BVI law, can establish that the BVI court has jurisdiction over the judgment debtor and whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 12 years of the judgment becoming enforceable and arrears of interest on a judgment debt cannot be recovered after 6 years from the date on which the interest was due. The courts of the BVI are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the BVI to give rise to obligations to make payments that are penal or punitive in nature. A court of the BVI may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The BVI court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

CLKW Lawyers LLP, our counsel with respect to Hong Kong law, has advised us that judgment of U.S. courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

UNDERWRITING

We plan to enter into an underwriting agreement dated the effective date of this registration statement with Revere Securities LLC, as the representative of several underwriters with respect to the Ordinary Shares in this offering (the “Representative”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we agree to issue and sell to the underwriters the number of shares indicated below:

Name	Number of shares
[Revere Securities LLC]
Total

The underwriters are offering the Shares subject to its acceptance of the Shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Shares offered by this prospectus if any such shares are taken. We agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We agree to grant to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to 15% additional Ordinary Shares at the IPO price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriters’ name in the preceding table.

Representative’s Warrants

In connection with and upon closing of the Offering, the Company shall grant warrants equal to five percent (5.0%) of the total number of Shares issued in the Offering (the “Warrants”); provided that the Warrants shall be exercisable at a strike price equal to one hundred and twenty percent (120.0%) of the Offering price offered to the public, for nominal consideration. Any and all Warrants to be issued to REVERE will be due and payable upon the closing of the IPO and shall be issued to REVERE in conjunction with the closing of the IPO (unless otherwise agreed to in writing). The Warrants shall not be sold during the Offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of the commencement of sales of the IPO, except that they may be transferred to any member participating in the IPO and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The Warrants shall be exercisable from the date of issuance and for a term of three (3) years. The Warrants shall contain cashless exercise provisions and shall be non-callable and non-cancelable with immediate demand and/or piggy-back registration rights to the satisfaction of REVERE at the Company’s expense, so that they are registered in the Registration Statement being filed by the Company for its IPO where applicable. The Representative’s Warrants provide for one immediate demand registration right and/or unlimited piggy-back registration rights at the Company’s expense, so that they are registered in this registration statement. The one demand registration right will not be greater than five years from the commencement of the offering, and the unlimited piggyback registration rights will not be greater than seven years from the commencement of the offering. The Representative’s Warrants and the Ordinary Shares underlying the Representative’s Warrants, have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Warrants shall also have customary anti-dilution provisions for stock dividends, splits, mergers, and any future stock issuance, etc., at a price(s) below said exercise price per share and shall provide for automatic exercise immediately prior to expiration. The Warrants will contain such other terms and conditions no less favorable to REVERE than the term and conditions generally available to an unaffiliated third party under the same or similar circumstances.

Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the IPO price set forth on the cover of this prospectus. The underwriting discount is of 7% of the public offering price on each of the Ordinary Shares being offered.

The table below shows the IPO price per Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Share (US$)		Total Without Exercise of Over-allotment Option (US$)		Total With Full Exercise of Over-allotment Option (US$)
IPO price(1)	$	[*]	$	[*]	$	[*]
Underwriting discounts (7%)	$	[*]	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]	$	[*]

____________

(1)      IPO price per share is $[*] per Ordinary Share, which is set forth on the cover page of this prospectus.

We agree to reimburse the representative up to $165,000 for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals. In addition, at the closing of the offering, we will reimburse the representative 1% of the actual amount of the offering as non-accountable expenses.

The Company agrees to pay advisory fees to the Representative for its financial advisor service in connection with the Offering in the amount of Seventy Thousand dollars ($70,000) payable as follows: (i) Fifty Thousand dollars ($50,000) will be paid upon the execution of this engagement letter and (ii) the remaining Twenty Thousand dollars ($20,000) will be paid within 3 business days upon public filing of the registration statement.

Notwithstanding anything to the contrary in this prospectus, the compensation and expenses provided for in the Underwriting Agreement shall be subject to such reduction as may be necessary for the compensation to comply with FINRA Rule 5110.

Right of First Refusal

In addition, the Company agrees to grant the representative a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the representative for twelve months from the closing day of this offering, to provide investment banking service to the Company on an exclusive basis and on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as placement agent, initial purchaser in connection with any private offering of securities of the Company. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5).

Lock-up Agreements

We agree that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the 180 days after the closing of the offering (the “restricted period”):

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares agree that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for 180 days after the closing of this offering:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Ordinary Shares. The IPO price was determined by negotiations between us and the underwriters. In determining the IPO price, the underwriter and we considered a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The IPO price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the Shares will trade in the public market at or above the IPO price.

Indemnification

We agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*].” We make no representation that our Ordinary Shares will continue to trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares remain so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by representative or by its affiliates. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter, and should not be relied upon by investors. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares was determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering was arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the U.S.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Selling Restrictions

No action may be taken in any jurisdiction (except in the U.S.) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the U.S., the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries and regions.

Australia.    This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under

Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

BVI.    No invitation, whether directly or indirectly, may be made to the public in the BVI to subscribe for our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares or Ordinary Shares, whether by way of sale or subscription, in the BVI. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the BVI.

Canada.    The Ordinary Shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ordinary shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The Ordinary Shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (“Companies (WUMP) Ordinance”) or the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”), or (ii) to “professional investors” within the meaning of the SFO and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies (WUMP) Ordinance, and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Malaysia.    The Ordinary Shares have not been and may not be approved by the Securities Commission Malaysia (“SC”), and this document has not been and will not be registered as a prospectus with the SC under the Capital Markets and Services Act of 2007 (“CMSA”). Accordingly, no securities or offer for subscription or purchase of our securities or invitation to subscribe for or purchase of our securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

United Kingdom.    An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended (“FSMA”), except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, (“FSA”).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the Company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Shares in this offering. All amounts listed below are estimates except the SEC registration fee, the Nasdaq Capital Market listing fee, and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	$
FINRA filing fee
Nasdaq Capital Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Underwriter accountable expenses
Miscellaneous
Total	$

LEGAL MATTERS

We are represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws, by CLKW Lawyers LLP with respect to certain legal matters of Hong Kong laws and by Beijing Dacheng Law Offices, LLP (Shenzhen) with respect to certain legal matters of PRC laws. The representative of the underwriters, Revere Securities LLC, is represented by MagStone Law LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The legal matters concerning this offering relating to BVI law will be passed upon for us by Harney Westwood & Riegels.

EXPERTS

The consolidated financial statements for the years ended March 31, 2024 and 2023, included in this prospectus are so included in reliance on the report of Audit Alliance LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Audit Alliance LLP is located at 10 Anson Road, #20-16 International Plaza, Singapore 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Shares. This prospectus, which constitutes part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted from this prospectus, and you should refer to the registration statement and its exhibits and schedules for that information. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports and other information with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

K-TECH SOLUTIONS HOLDINGS LIMITED

COMBINED FINANCIAL STATEMENTS

March 31, 2023 and 2024

UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

September 30, 2023 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholder and Board of Directors of

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of K-Tech Solutions Company Limited and its subsidiary (collectively referred to as the “Company”) as of March 31, 2024 and 2023, and the related combined statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows each of the years in the two-year period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

We have served as the Company’s auditor since 2024.

2 January 2025

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
COMBINED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”)

	Note	As of March 31,
		2023	2024
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		2,337,078	5,385,536
Accounts receivables, net	4	1,758,076	1,224,980
Amounts due from related parties	10	53,280	12,583
Tax refundable		27,189	—
Prepayments, deposits and other receivables	5	22,454	27,307
Total current assets		4,198,077	6,650,406

Non-current assets:
Property, plant and equipment	7	474,921	360,665
Right-of-use assets – operating leases	6	454,300	302,367
Deferred tax assets	14	3,294	17,967
Total non-current assets		932,515	680,999
Total assets		5,130,592	7,331,405

LIABILITIES
Current liabilities:
Bank loans	8	160,758	187,288
Accounts payables	9	1,709,551	987,666
Other payables and accrued liabilities	9	8,556	8,631
Contract liabilities	9	667,920	518,441
Amounts due to related parties	10	674,391	2,478,554
Tax payable		—	136,623
Lease liabilities under operating leases	6	164,756	110,513
Total current liabilities		3,385,932	4,427,716

Non-current liabilities:
Bank loans	8	113,307	434,140
Lease liabilities under operating lease	6	283,272	188,573
Total non-current liabilities		396,579	622,713
Total liabilities		3,782,511	5,050,429

Commitments and contingencies		—	—

Shareholders’ equity
Ordinary shares (US$0.001 par value 500,000,000 shares authorized as of March 31, 2023 and 2024; 19,500,000 shares issued and outstanding as of March 31, 2023 and 2024)	11	— *	— *
Reserves		1,348,081	2,280,976
Total shareholders’ equity		1,348,081	2,280,976
TOTAL LIABILITIES AND EQUITY		5,130,592	7,331,405

____________

*        Amount is immaterial and below USD 1.00.

The accompanying notes are an integral part of these combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”)

		Year ended March 31,
		2023	2024
		US$	US$
Revenue	3	16,638,743	17,123,778
Cost of revenue	16	(15,070,219)	(14,949,256)
Gross profit		1,568,524	2,174,522

Operating expenses:
Selling and distribution expenses		(62,909)	(61,949)
General and administrative expenses		(1,263,208)	(1,239,981)
Total operating expenses		(1,326,117)	(1,301,930)

Income from operations		242,407	872,592

Other income:
Interest income	17	67,295	256,134
Interest expenses	18	(46,904)	(55,550)
Total other income, net		20,391	200,584

Income before tax expenses		262,798	1,073,176

Income tax expenses	13	(15,327)	(144,647)

NET INCOME		247,471	928,529

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment		(3,866)	4,378
Total other comprehensive (loss)/income		(3,866)	4,378

TOTAL COMPREHENSIVE INCOME		243,605	932,907

Weighted average number of ordinary shares:
Basic and diluted*		19,500,000	19,500,000

Weighted average number of ordinary shares used in computing net income per share:
Basic and diluted		0.0125	0.0478

____________

*        The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“US$”), except of number of shares)

	Ordinary share (US$0.0001 par value)			Translation reserve	Retained earnings	Total shareholders’ equity
	Shares	Amount
		US$		US$	US$	US$
Balance as of April 1, 2022	19,500,000	—	*	11	1,295,797	1,295,808
Profit and total comprehensive income for the year		—		(3,866)	247,471	243,605
Dividend declared		—		—	(191,332)	(191,332)
Balance as of March 31, 2023	19,500,000	—	*	(3,855)	1,351,936	1,348,081
Profit and total comprehensive income for the year		—		4,366	928,529	932,895
Balance as of March 31, 2024	19,500,000	—	*	511	2,280,465	2,280,976

____________

*        Amount is immaterial and below US$1.00.

The accompanying notes are an integral part of these combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
COMBINED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	Year ended March 31,
	2023	2024
	US$	US$
Cash flows from operating activities:
Net income	247,471	928,529
Adjustments to reconcile net income to net cash (used in)/generated from operating activities:
Income tax expenses	15,327	144,647
Depreciation of property, plant and equipment	92,639	115,810
Amortization of right-of-use assets	133,411	182,543
Interest income	(1,586)	(66,403)
Allowance/(reversal of allowance) for credit losses	3,344	(1,609)
Interest expenses	46,904	55,550
Unrealized foreign exchange gain	—	(148,160)
Changes in operating assets and liabilities:
Accounts receivable	(674,575)	540,459
Prepayments, deposits and other receivables	(7,746)	(4,800)
Accounts payable	121,983	2,025,191
Other payables and accrued liabilities	3,719	47
Contract liabilities	(779,949)	(151,662)
Amounts due to related parties	555,938	1,815,907
Income tax refunded	13,337	4,599
Net cash (used in)/generated from operating activities	(229,783)	5,440,648

Cash flows from investing activities:
Purchase of property, plant and equipment	(91,385)	—
Interest received	1,586	66,403
Net cash (used in)/generated from investing activities	(89,799)	66,403

Cash flows from financing activities:
Advances from related parties	1,563,876	1,333,666
Repayments to related parties	(1,668,724)	(3,911,139)
Proceeds from bank borrowings	—	553,096
Repayments of bank borrowings	(228,642)	(206,611)
Interest paid on bank borrowings	(25,874)	(35,673)
Other interest paid	(1)	(17)
Payments of principal portion of lease liabilities	(139,691)	(179,532)
Payments of interest portion of lease liabilities	(21,029)	(19,860)
Net cash used in financing activities	(520,085)	(2,466,070)

Net change in cash and cash equivalent	(839,667)	3,040,981
Effect of exchange rate changes on cash and cash equivalents	(8,247)	7,477
BEGINNING OF YEAR	3,184,992	2,337,078
END OF YEAR	2,337,078	5,385,536

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash refund for income taxes	13,337	4,599
Cash paid for interest	25,875	35,690

The accompanying notes are an integral part of these combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

K-Tech Solutions Company Limited (the “Company”), was incorporated in the British Virgin Islands (“BVI”) with limited liability under Companies Act on December 2, 2024. The registered office of the Company is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The Company is controlled by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah. Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah are referred to as the controlling shareholders.

The Company is principally engaged in design, development, testing and sales of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products in Hong Kong through its direct wholly owned subsidiary that is incorporated and domiciled in Hong Kong, namely K-Mark Technology Limited (“K-Mark Technology”).

Details of the Company are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2023	2024
K-Mark Solutions Company Limited	December 2, 2024	Parent	Parent	British Virgin Islands	Investment holdings
K-Mark Technology Limited	November 4, 2016	100% (Direct)	100% (Direct)	Hong Kong	Design, development, testing and sales of diverse portfolio of toy products

Reorganisation

The Company was incorporated in the BVI on December 2, 2024, and is a holding company with no material operations. K-Mark Technology Limited was incorporated in Hong Kong as a limited liability company.

On December 30, 2024, as part of the reorganization, the Company acquired K-Mark Technology Limited. As a result, K-Mark Technology Limited became a direct wholly owned subsidiary of the Company.

During the years presented in these combined financial statements, the control of these entities has been demonstrated by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu, as joint owners, as if the Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying combined financial statements and notes.

Basis of Presentation and Principles of Consolidation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The combined financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the determination of the useful lives of property, plant and equipment, incremental borrowing rate applied in lease accounting, current expected credit loss of receivables, ordinary shares. These estimates and assumptions are based on the Company’s historical results and management’s future expectations. Actual results could differ from those estimates. Changes in facts and circumstances may cause the Company to revise its estimates.

Measurement of credit losses on financial instruments

Effective October 1, 2020, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Foreign Currencies

The accompanying combined financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is the local currency of the country in which the subsidiaries operate, which is Hong Kong Dollar (“HKD”). Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the combined statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD are ranging from 7.75 and 7.85, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2024 and 2023.

	For the year ended March 31,
	2023	2024
Year-end HKD: US$ exchange rate	7.84967	7.82418
Year average HKD: US$ exchange rate	7.83978	7.82381

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. The Company maintains most of its bank account in Hong Kong.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credits to customers, without collateral, under normal payment terms (typically within 30 days after invoicing). The carrying value of such receivable, net of allowance of expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company use loss-rate methods to estimate allowance for credit loss.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Deferred listing costs

Deferred listing costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Fair Value Measurements

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

Level 1 —	defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2 —	defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and
Level 3 —	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, contract assets, loan receivable — related party, due from related parties, accounts payables, accruals, due to related parties, bank loans and overdraft and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the bank loan and overdraft approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2024 and 2023.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets.

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Estimated useful lives
Leasehold improvement	Shorter of 5 years or remaining lease terms
Furniture and fixtures	5 years
Office equipment	5 years
Computer and equipment	5 years
Motor vehicles	5 years

The useful lives of the assets are reviewed, and adjusted if appropriate, at the end of each reporting period.

Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in combined statements of income and comprehensive income. The cost of maintenance and repairs is charged to expenses as incurred.

Operating Lease

The Company determines if an arrangement is a lease at inception. The Company enters into operating lease arrangements primarily for office and operation space. The Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For the classes of buildings, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the non-lease components include expenses such as common area maintenance, utilities, and repairs and maintenance.

Contract Liabilities

Contract liabilities consist of payment received from customers in excess of revenue recognized. Contract liabilities will be recognized as revenue when promised services are provided.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenue. The Company uses independent contractors and third-party carriers in the performance of its transportation services.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company deals in the wholesale business of finished products along with tooling services:

i)       Sales of finished goods (recognized at a point in time):

The Company sells toy products, to customers through fixed-price purchase orders. The sales are governed by Incoterms, which specify the transfer of control and ownership. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which occurs based on the applicable Incoterms. Depending on different Incoterms, at the point when the customer has legal ownership of the toy products, the risks and rewards of the goods are assumed, and the Company has no remaining performance obligations.

ii)      Sales for tooling (recognized at a point in time):

The Company also provides custom production tools, such as molds and prototypes, designed specifically for customer use. These tools are created based on fixed-price purchase orders and tailored to customer specifications. Revenue from custom production tools is recognized at a point in time, specifically when the tools are completed and control is transferred to the customer. Control is deemed to transfer when the tools are:

•        completed and accepted by the customer

•        ready for their intended use in the customer’s production processes

•        stored at the Company’s designated location (if agreed) with the customer retaining ownership and disposal rights.

Once the performance obligation is fulfilled, the Company has no further obligations regarding the tools.

Cost of Revenues

Cost of revenue consists primarily of materials.

Selling and Distribution Expenses

Selling and distribution expenses includes transportation, customs declaration expenses, advertising expenses and testing charges.

General and Administrative Expenses

General and administrative expenses include management and salaries and employee benefits of office staffs, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, motor vehicle expenses, rental expenses and other office expenses.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at March 31, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. Based on this evaluation, the Company has determined that it operates as a single reportable segment.

In accordance with ASC 280-10-50-21a, note 3 presents revenues from external customers by product and geographical location.

As the Company operates as a single segment, no additional segment disclosures are provided.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency risk

The Company has minimal exposure to foreign currency risk as most of its transactions, assets and liabilities are principally denominated the functional currency of the entity to which they are related. The Company currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Company will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

Interest Rate Risk

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loan. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Credit Risk

The carrying amounts of the cash and bank balances, trade receivables, loan receivable and other receivables included in the combined balance sheet represent the Company’s maximum exposure to credit risk in relation to the Company’s financial assets.

The Company has no significant concentrations of credit risk.

The credit risk on cash and bank balances is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies.

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding looking information.

Government grant

Government grant received by the Company consist of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grant is classified as non-operating income and recorded in other income on the combined statements of operations and comprehensive income upon receipt.

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

NOTE 3 — BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

A summary of the Company’s revenue disaggregated by major service lines and timing of revenue recognition of the years ended March 31, 2024 and 2023, respectively, are as follow:

	Year ended March 31,
	2023	2024
	US$	US$
Sales of finished goods	16,402,720	16,730,463
Sales for tooling	236,023	393,315
	16,638,743	17,123,778

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has one reportable business segments. Sales are based on the countries in which the customers are from overseas including United States of America, United Kingdom and Europe. Summarized financial information concerning our geographic segments is shown in the following tables:

	Year ended March 31,
	2023	2024
	US$	US$
United States of America	14,854,985	12,389,864
United Kingdom	1,095,388	953,375
Europe	688,370	3,780,278
Others	—	261
	16,638,743	17,123,778

NOTE 4 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following

	As of March 31,
	2023	2024
	US$	US$
Accounts receivables – third parties	1,769,478	1,234,810
Less: allowance for credit losses	(11,402)	(9,830)
Accounts receivables, net	1,758,076	1,224,980

The following table presents the activities in the allowance for credit losses as of March 31, 2024 and 2023.

	As of March 31,
	2023	2024
	US$	US$
Balance at April 1,	8,703	11,402
Addition/(reversal)	3,344	(1,609)
Exchange difference in translation	(645)	37
Balance at March 31,	11,402	9,830

For the financial years ended March 31, 2024 and 2023, the Company made provision for estimated credit losses. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 5 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of March 31,
	2023	2024
	US$	US$
Utility deposits	382	383
Prepayments	6,518	11,317
Other receivables	15,554	15,607
Total	22,454	27,307

NOTE 6 — LEASES

Operating leases

The Company lease office for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company’s lease agreements do not contain any material guarantees and restrictive covenants. The Company does not have any sublease activities. Short-term lease, defined as leases with initial term of 12 months or less, are reflected on the combined balance sheets. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

	Year ended March 31,
	2023	2024
	US$	US$
Operating lease expenses:
Amortization of right-of-use assets	133,411	182,543
Interest of lease liabilities	21,028	19,860
Total finance lease expense	154,439	202,403

The components of operating lease are as follows:

	As of March 31,
	2023	2024
	US$	US$
Right-of-use assets:
At the beginning of the year	—	454,300
Additions	588,284	29,123
Amortization for the year	(133,411)	(182,543)
Exchange adjustments	(573)	1,487
At the end of the year	454,300	302,367
	As of March 31,
	2023	2024
	US$	US$
Lease liabilities:
At the beginning of the year	—	448,028
New lease for the year	588,284	29,123
Interest on lease liabilities	21,028	19,860
Repayments of interest portion of lease liabilities	(21,028)	(19,860)
Repayments of principal portion of lease liabilities	(139,691)	(179,532)
Exchange adjustments	(565)	1,467
At the end of the year	448,028	299,086

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 6 — LEASES (cont.)

	As of March 31,
	2023	2024
	US$	US$
Lease liabilities are classified as:
Current liabilities	164,756	110,513
Non-current liabilities	283,272	188,573
	448,028	299,086

Other information about the Company’s lease is as follows:

	Year ended March 31,
	2023	2024
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating lease	160,719	199,392
Right-of-use assets obtained in exchange for new operating lease liabilities	588,284	29,123
Weighted-average remaining lease term – operating	2 years	2 years
Weighted average discount rate – operating	5.500%	5.125%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2024:

	As of March 31,
	2023	2024
	US$	US$
Year ending March 31,
2024	183,447	—
2025	107,011	122,697
2026	91,724	92,022
2027	91,724	92,022
2028	15,287	15,337
Total undiscounted lease payments	489,193	322,078
Less: future finance charges	(41,165)	(22,992)
	448,028	299,085

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of March 31,
	2023	2024
	US$	US$
At cost
Leasehold improvement	479,761	481,324
Office equipment	2,707	2,716
Furniture and fixtures	43,779	43,922
Computer and equipment	12,566	12,607
Motor vehicles	40,766	40,899
	579,579	581,468
Less: Accumulated depreciation and amortization	(104,658)	(220,803)
Property, plant and equipment, net	474,921	360,665

Depreciation expenses for the financial years ended March 31, 2024 and 2023 were approximately US$115,810 and US$92,639, respectively.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 8 — BANK BORROWINGS

	Term of repayments	Effective interest rate	As of March 31,
			2023	2024
			US$	US$
SME instalment loan	5 years	9.22%	195,427	113,677
SME instalment loan	5 years	7.56%	—	507,751
SME instalment loan	3 years	2.75%	78,638	—
Bank borrowings – non-current portion			274,065	621,428
	As of March 31,
	2023	2024
	US$	US$
Representing:
Within 12 months	160,758	187,288
Over 1 year	113,307	434,140
	274,065	621,428

As of March 31, 2024, bank borrowing as obtained from a financial institution in Hong Kong, which bear annual interest at a fixed rate from 7.56% to 9.22% and are repayable by monthly instalments from 5 years to 10 years. The Company’s bank borrowings are guaranteed loans with other terms and conditions.

Interest related to the bank borrowings was approximately US$35,673 and US$25,874 for the financial year ended March 31, 2024 and 2023, respectively.

NOTE 9 — ACCOUNTS PAYABLES, OTHER PAYABLES AND CONTRACT LIABILITIES

	As of March 31,
	2023	2024
	US$	US$
Accounts payable	1,709,551	987,666
Accrued expenses	8,556	8,631
Contract liabilities	667,920	518,441
	2,386,027	1,514,738

The Company records contract liabilities from customers when cash payments are received or due in advance of performance.

NOTE 10 — AMOUNTS DUE FROM/(TO) RELATED PARTIES

Name of related parties	Relationship	As of March 31,
		2023	2024
		US$	US$
K-Mark Industrial Limited	Related company with common directors and shareholders	40,766	(1,220,097)
Goldin Enterprise Limited	Related company with common directors and shareholders	12,514	12,583
Bright Forward Technology Limited	Related company with common directors and shareholders	(555,614)	(1,022,484)
Remarkable Group Holdings Limited	Related company with common directors and shareholders	(82,638)	(82,907)
Kwok Yiu Keung	Director and shareholder of the Company	(36,139)	(153,066)
		(621,111)	(2,465,971)

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 10 — AMOUNTS DUE FROM/(TO) RELATED PARTIES (cont.)

	As of March 31,
	2023	2024
	US$	US$
Representing:
Amounts due from related parties	53,280	12,583
Amounts due to related parties	(674,391)	(2,478,554)
	(621,111)	(2,465,971)

The amounts due from/(to) related parties are unsecured, interest-free and repayable on demand.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the BVI on December 2, 2024, with authorized share of 50,000,000 ordinary shares of par value US$0.001 each. As of the date of this prospectus, we are authorized to issue a maximum of 19,500,000 shares consisting of either Ordinary Shares or preferred shares with no par value per share. As of the date of this prospectus, there are 19,500,000 Ordinary Shares issued and outstanding.

As at March 31, 2024 and 2023, the ordinary shares of US$3,833 and US$3,833 represent issued and fully paid ordinary shares of K-Mark Technology Limited.

Dividend Distribution

On March 31, 2024 and 2023, the Company approved the distribution of an interim dividend of NIL and approximately US$191,332 to the shareholders, respectively.

NOTE 12 — PROFIT BEFORE INCOME TAX EXPENSES

Income before tax expenses has arrived after charging/(crediting):

	Year ended March 31,
	2023	2024
	US$	US$
Depreciation of property, plant and equipment	92,639	115,810
Amortisation of right-of-use assets	133,411	182,543
Directors’ remuneration	218,067	222,347

Staff costs (excluding directors’ remuneration):
Salaries and other benefits	468,347	418,370
Staff welfare	7,701	5,830
Defined contribution retirement plan contributions	21,960	20,216
	498,008	444,416

NOTE 13 — INCOME TAXES

The provision for income taxes consisted of the following:

	Year ended March 31,
	2023	2024
	US$	US$
Current tax	19,508	159,310
Deferred income tax expenses	(4,181)	(14,663)
Income tax expenses	15,327	144,647

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 13 — INCOME TAXES (cont.)

Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

K-Mark Technology is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD 2 million and 16.5% for any assessable profits in excess of HKD 2 million (equivalent to US$ 255,630).

	Year ended March 31,
	2023	2024
	US$	US$
Income before tax expenses	262,798	1,073,176
Tax expenses at applicable rates in Hong Kong profits at tax rate of 16.5%	43,362	177,074

Tax reduction related to two-tiered profits tax regime	(20,273)	(21,089)
Tax incentives	(765)	(383)
Tax effect of non-taxable income	(6,997)	(10,955)
Income tax expense	15,327	144,647

NOTE 14 — DEFERRED TAX

The followings presented the category of deferred tax assets recognized by the Company and movements thereon:

	Accelerated/ (decelerated) Depreciation allowance	Expected credit losses	Total
	US$	US$	US$
As of April 1, 2022	2,320	(1,436)	884
Deferred tax credit	(3,668)	(513)	(4,181)
Exchange adjustments	(2)	5	3
As of March 31, 2023	(1,350)	(1,944)	(3,294)
Deferred tax expense/(credit)	(14,929)	266	(14,663)
Exchange adjustments	(4)	(6)	(10)
As of March 31, 2024	(16,283)	(1,684)	(17,967)

NOTE 15 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentration of risk:

Information about major customers by revenue

	Percentage of revenue	Revenue	Percentage of revenue	Revenue
	2023		2024
	%	US$	%	US$
Customer A	35.79	5,955,781	21.78	3,730,157
Customer B	28.29	4,706,330	22.85	3,912,105
Customer C	4.10	681,421	21.82	3,737,092

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 15 — CONCENTRATIONS OF RISK (cont.)

Information about major customers by accounts receivable, net

	Percentage of accounts receivable	Accounts receivable	Percentage of accounts receivable	Accounts receivable
	2023		2024
	%	US$	%	US$
Customer A	29	509,193	7	82,361
Customer B	42	736,654	9	113,499
Customer C	—	—	16	199,563
Customer D	3	54,809	21	255,657
Customer E	20	348,588	19	233,018
Customer F	2	27,838	11	128,701

Information about major suppliers by cost of revenue

	Percentage of cost of revenue	Cost of revenue	Percentage of cost of revenue	Cost of revenue
	2023		2024
	%	US$	%	US$
Supplier A	95.2	14,347,404	84.9	12,691,607

Information about major suppliers by accounts payable, net

	Percentage of accounts payable	Account payable	Percentage of accounts payable	Account payable
	2023		2024
	%	US$	%	US$
Supplier A	100	1,709,551	100	987,666

NOTE 16 — COST OF REVENUE

	Year ended March 31,
	2023	2024
	US$	US$
Material – finished goods	14,859,430	14,595,924
Material – tooling	210,789	353,332
	15,070,219	14,949,256

NOTE 17 — OTHER INCOME

	Year ended March 31,
	2023	2024
	US$	US$
Bank interest income	1,586	66,403
Government subsidy income	40,817	—
Exchange difference	24,892	189,731
Total	67,295	256,134

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 18 — INTEREST EXPENSES

	Year ended March 31,
	2023	2024
	US$	US$
Interest on lease liabilities	21,029	19,860
Interest on bank loans	25,874	35,673
Other interest expenses	1	17
Total	46,904	55,550

NOTE 19 — RELATED PARTY TRANSACTIONS

Apart from the transactions and balances as disclosed in notes 10 and 20, during the years ended March 31, 2023 and 2024, the Company had the following transactions with its related parties:

Name of related party	Relationship	Nature of transaction	Year ended March 31,
			2023	2024
			US$	US$
Bright Forward Technology Limited	Related company with common directors	Purchase of goods	560,269	613,242
K-Mark Industrial Limited	Related company with common directors	Purchase of goods	—	1,332,609
River Star Investment Limited	Related company with common directors	Purchase of property, plant and equipment	40,817	—
Goldin Enterprise Limited	Related company with common directors	Payments of lease liabilities	84,186	92,027
Remarkable Group Holdings Limited	Related company with common directors	Payments of short-term leases	15,307	—
Remarkable Group Holdings Limited	Related company with common directors	Payments of lease liabilities	—	15,338

NOTE 20 — FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

ASC Topic 825, Financial Instruments, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The following summarizes the methods and significant assumptions we used in estimating our fair value disclosures for financial instruments:

•        For cash and cash equivalents, Accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, other payable and accrued liabilities and amounts due to related parties, their carrying values approximate their estimated fair values due to short-term nature of these items;

•        For bank loans and lease liabilities classified under current liabilities, their carrying values approximate their estimated fair values due to short-term nature of these items;

•        For bank loans and lease liabilities classified under non-current liabilities, their fair values are estimated by discounting scheduled future payments of principal and interest at current rates available on these financial liabilities with similar terms. The differences between their carrying values and estimated fair values are considered as insignificant.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 21 — MAJOR NON-CASH TRANSACTIONS

During the year ended March 31, 2023, the Company had the following major non-cash transactions:

•        On March 31, 2023, the Company declared a dividend of US$191,332 to the shareholders of the Company, Kwok Yiu Keung and Kwok Yiu Fai, who are also the directors of the Company, by offsetting through the balances with Kwok Yiu Keung of US$95,666 and Kwok Yiu Fai of US$95,666 respectively;

•        On March 31, 2023, the Company entered into an offsetting agreement with Kwok Yiu Keung and Kwok Yiu Fai, both the directors of the Company, pursuant to which the amount due from Kwok Yiu Fai of US$110,612 was offset against the amount due to Kwok Yiu Keung of US$110,612;

•        On March 31, 2023, the Company entered into a transfer agreement with River Star Investment Limited and K-Mark Industrial Limited, both related companies of the Company, pursuant to which the amount due from River Star Investment Limited of US$1,367,829 was transferred to amount due from K-Mark Industrial Limited of US$1,367,829; and

•        On March 31, 2023, the Company entered into an offsetting agreement with K-Mark Industrial Limited and a supplier of the Company, pursuant to which the amount due from K-Mark Industrial Limited of US$1,273,093 was offset against the trade payables of US$1,273,093.

During the year ended March 31, 2024, the Company had the following major non-cash transactions:

•        On March 31, 2024, the Company entered into a transfer agreement with Kwok Yiu Keung, Kwok Yiu Fai and K-Mark Industrial Limited, pursuant to which the amount due from River Star Investment Limited of US$1,367,829 was transferred to amount due from K-Mark Industrial Limited of US$1,367,829; and

•        On March 31, 2024, the Company entered into an offsetting agreement with K-Mark Industrial Limited and a supplier of the Company, pursuant to which the amount due from K-Mark Industrial Limited of US$2,752,680 was offset against the trade payables of US$2,752,680.

NOTE 22 — COMMITMENTS AND CONTINGENCIES

As of March 31, 2024 and 2023, the Company has no material commitments or contingencies.

NOTE 23 — SUBSEQUENT EVENTS

In accordance with ASC topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before combined financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2024, up through the date the Company issued the audited combined financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
UNAUDITED INTERIM CONDENSED COMBINED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”)

	Note	As of March 31, 2024	As of September 30, 2024
		US$ (Audited)	US$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		5,385,536	5,635,228
Accounts receivables, net	4	1,224,980	3,200,169
Amounts due from related parties	10	12,583	12,708
Prepayments, deposits and other receivables	5	27,307	159,015
Total current assets		6,650,406	9,007,120

Non-current assets:
Property, plant and equipment	7	360,665	304,842
Right-of-use assets – operating leases	6	302,367	234,008
Deferred tax assets	14	17,967	25,537
Total non-current assets		680,999	564,387
Total assets		7,331,405	9,571,507

LIABILITIES
Current liabilities:
Bank loans	8	187,288	196,433
Accounts payables	9	987,666	1,656,014
Other payables and accrued liabilities	9	8,631	215,195
Contract liabilities	9	518,441	436,338
Amounts due to related parties	10	2,478,554	2,783,349
Tax payable		136,623	224,824
Lease liabilities under operating leases	6	110,513	90,572
Total current liabilities		4,427,716	5,602,725

Non-current liabilities:
Bank loans	8	434,140	935,971
Lease liabilities under operating lease	6	188,573	147,846
Total non-current liabilities		622,713	1,083,817
Total liabilities		5,050,429	6,686,542

Commitments and contingencies		—	—

Shareholders’ equity
Ordinary shares (US$0.001 par value 500,000,000 shares authorized as of March 31, 2024 and September 30, 2024; 19,500,000 shares issued and outstanding as of March 31, 2024 and September 30, 2024)	11	— *	— *
Reserves		2,280,976	2,884,965
Total shareholders’ equity		2,280,976	2,884,965
TOTAL LIABILITIES AND EQUITY		7,331,405	9,571,507

____________

*        Amount is immaterial and below USD 1.00.

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF OPERTIONS AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”)

		For the six months ended September 30,
		2023	2024
		US$ (Unaudited)	US$ (Unaudited)
Revenue	3	10,212,443	12,410,490
Cost of revenue	16	(9,002,580)	(10,798,640)
Gross profit		1,209,863	1,611,850

Operating expenses:
Selling and distribution expenses		(31,030)	(23,623)
General and administrative expenses		(587,088)	(955,787)
Total operating expenses		(618,118)	(979,410)

Income from operations		591,745	632,440

Other income, net:
Interest income	17	118,847	71,842
Interest expenses	18	(19,530)	(38,823)
Total other income, net		99,317	33,019

Income before tax expenses		691,062	665,459
Income tax expenses	13	(89,980)	(79,484)
NET INCOME		601,082	585,975

Other comprehensive income, net of tax
Foreign currency translation adjustment		3,556	18,014
Total other comprehensive income		3,556	18,014

TOTAL COMPREHENSIVE INCOME		604,638	603,989

Weighted average number of ordinary shares:
Basic and diluted*		19,500,000	19,500,000

Weighted average number of ordinary shares used in computing net income per share:
Basic and diluted		0.0310	0.0310

____________

*        The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“US$”), except of number of shares)

	Ordinary share (US$0.0001 par value)		Translation reserve	Retained earnings	Total shareholders’ equity
	Shares	Amount
		US$	US$	US$	US$
Balance as of April 1, 2023	19,500,000	—*	(3,855)	1,351,936	1,348,081
Profit and total comprehensive income for the year		—	3,556	601,082	604,638
Balance as of September 30, 2023 (Unaudited)	19,500,000	—*	(299)	1,953,018	1,952,719
Balance as of April 2024	19,500,000	—*	511	2,280,465	2,280,976
Profit and total comprehensive income for the year		—	18,014	585,975	603,989
Balance as of September 30, 2024 (Unaudited)	19,500,000	—*	18,525	2,866,440	2,884,965

____________

*        Amount is immaterial and below US$1.00.

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	Six months ended September 30,
	2023	2024
	US$	US$
Cash flows from operating activities:
Net income	601,082	585,975
Adjustments to reconcile net income to net cash (used in)/generated from operating activities:
Income tax expenses	89,980	79,484
Depreciation of property, plant and equipment	57,834	58,017
Amortization of right-of-use assets	90,576	70,107
Interest income	(15,720)	(53,285)
Reversal of allowance for credit losses	(8,821)	(10,757)
Interest expenses	19,530	38,823
Unrealized foreign exchange loss/(gain)	11	(52,544)
Changes in operating assets and liabilities:
Accounts receivable	(980,573)	(1,964,310)
Prepayments, deposits and other receivables	2,984	(131,789)
Accounts payable	3,195,865	668,348
Other payables and accrued liabilities	69	206,564
Contract liabilities	(133,412)	(82,103)
Amounts due to related parties	538,023	719,695
Income tax paid	(69)	(94,470)
Net cash generated from operating activities	3,457,359	37,755

Cash flows from investing activities:
Interest received	15,720	53,285
Net cash generated from investing activities	15,720	53,285

Cash flows from financing activities:
Advances from related parties	—	247,796
Repayments to related parties	—	(514,701)
Proceeds from bank borrowings	552,674	598,969
Repayments of bank borrowings	(118,356)	(87,993)
Interest paid on bank borrowings	(8,548)	(32,063)
Payments of principal portion of lease liabilities	(87,498)	(60,668)
Payments of interest portion of lease liabilities	(10,982)	(6,760)
Net cash generated from financing activities	327,290	144,580

Net change in cash and cash equivalent	3,800,369	235,620
Effect of exchange rate changes on cash and cash equivalents	1,228	14,072
BEGINNING OF YEAR	2,337,078	5,385,536
END OF YEAR	6,138,675	5,635,228

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash refund for income taxes	69	94,470
Cash paid for interest	8,548	32,063

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

K-Tech Solutions Company Limited (the “Company”), was incorporated in the British Virgin Islands (“BVI”) with limited liability under Companies Act on December 2, 2024. The registered office of the Company is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The Company is controlled by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah. Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah are referred to as the controlling shareholders.

The Company is principally engaged in design, development, testing and sales of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products in Hong Kong through its direct wholly owned subsidiary that is incorporated and domiciled in Hong Kong, namely K-Mark Technology Limited (“K-Mark Technology”).

Details of the Company are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2023	2024
K-Tech Solutions Company Limited	December 2, 2024	Parent	Parent	British Virgin Islands	Investment holdings
K-Mark Technology Limited	November 4, 2016	100% (Direct)	100% (Direct)	Hong Kong	Design, development, testing and sales of diverse portfolio of toy products

Reorganisation

The Company was incorporated in the BVI on December 2, 2024 and is a holding company with no material operations. K-Mark Technology Limited was incorporated in Hong Kong as a limited liability company.

On December 30, 2024, as part of the reorganization, the Company acquired K-Mark Technology Limited. As a result, K-Mark Technology Limited became a direct wholly owned subsidiary of the Company.

During the years presented in these combined financial statements, the control of these entities has been demonstrated by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu, as joint owners, as if the Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying combined financial statements and notes.

Basis of Presentation and Principles of Consolidation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The combined financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the determination of the useful lives of property, plant and equipment, incremental borrowing rate applied in lease accounting, current expected credit loss of receivables, ordinary shares. These estimates and assumptions are based on the Company’s historical results and management’s future expectations. Actual results could differ from those estimates. Changes in facts and circumstances may cause the Company to revise its estimates.

Measurement of credit losses on financial instruments

Effective October 1, 2020, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Foreign Currencies

The accompanying combined financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is the local currency of the country in which the subsidiaries operate, which is Hong Kong Dollar (“HKD”). Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the combined statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD are ranging from 7.75 and 7.85, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2024 and 2023.

	For the six months ended September 30,
	2023	2024
Period-end HKD: US$ exchange rate	7.82979	7.77150
Period average HKD: US$ exchange rate	7.83151	7.80502

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. The Company maintains most of its bank account in Hong Kong.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credits to customers, without collateral, under normal payment terms (typically within 30 days after invoicing). The carrying value of such receivable, net of allowance of expected credit

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company use loss-rate methods to estimate allowance for credit loss.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Deferred listing costs

Deferred listing costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Fair Value Measurements

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

Level 1 —	defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2 —	defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and
Level 3 —	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, contract assets, loan receivable — related party, due from related parties, accounts payables, accruals, due to related parties, bank loans and overdraft and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the bank loan and overdraft approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2024 and 2023.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets.

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Estimated useful lives
Leasehold improvement	Shorter of 5 years or remaining lease terms
Furniture and fixtures	5 years
Office equipment	5 years
Computer and equipment	5 years
Motor vehicles	5 years

The useful lives of the assets are reviewed, and adjusted if appropriate, at the end of each reporting period.

Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in combined statements of income and comprehensive income. The cost of maintenance and repairs is charged to expenses as incurred.

Operating Lease

The Company determines if an arrangement is a lease at inception. The Company enters into operating lease arrangements primarily for office and operation space. The Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For the classes of buildings, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the non-lease components include expenses such as common area maintenance, utilities, and repairs and maintenance.

Contract Liabilities

Contract liabilities consist of payment received from customers in excess of revenue recognized. Contract liabilities will be recognized as revenue when promised services are provided.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenue. The Company uses independent contractors and third-party carriers in the performance of its transportation services.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company deals in the wholesale business of finished products along with tooling services:

i)       Sales of finished goods (recognized at a point in time):

The Company sells toy products, to customers through fixed-price purchase orders. The sales are governed by Incoterms, which specify the transfer of control and ownership. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which occurs based on the applicable Incoterms. Depending on different Incoterms, at the point when the customer has legal ownership of the toy products, the risks and rewards of the goods are assumed, and the Company has no remaining performance obligations.

ii)      Sales for tooling (recognized at a point in time):

The Company also provides custom production tools, such as molds and prototypes, designed specifically for customer use. These tools are created based on fixed-price purchase orders and tailored to customer specifications. Revenue from custom production tools is recognized at a point in time, specifically when the tools are completed and control is transferred to the customer. Control is deemed to transfer when the tools are:

•        completed and accepted by the customer

•        ready for their intended use in the customer’s production processes

•        stored at the Company’s designated location (if agreed) with the customer retaining ownership and disposal rights.

Once the performance obligation is fulfilled, the Company has no further obligations regarding the tools.

Cost of Revenues

Cost of revenue consists primarily of materials.

Selling and Distribution Expenses

Selling and distribution expenses includes transportation, customs declaration expenses, advertising expenses and testing charges.

General and Administrative Expenses

General and administrative expenses include management and salaries and employee benefits of office staffs, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, motor vehicle expenses, rental expenses and other office expenses.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions for the six months period ended September 30, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment.

Based on this evaluation, the Company has determined that it operates as a single reportable segment.

In accordance with ASC 280-10-50-21a, note 3 presents revenues from external customers by product and geographical location.

As the Company operates as a single segment, no additional segment disclosures are provided.

Foreign currency risk

The Company has minimal exposure to foreign currency risk as most of its transactions, assets and liabilities are principally denominated the functional currency of the entity to which they are related. The Company currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Company will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Interest Rate Risk

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loan. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Credit Risk

The carrying amounts of the cash and bank balances, trade receivables, loan receivable and other receivables included in the combined balance sheet represent the Company’s maximum exposure to credit risk in relation to the Company’s financial assets.

The Company has no significant concentrations of credit risk.

The credit risk on cash and bank balances is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies.

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding looking information.

Government grant

Government grant received by the Company consist of unrestricted grant which are received on an unsolicited and unconditional basis to support the growth of the Company and do not relate to the Company’s operating activities. Unrestricted grant is classified as non-operating income and recorded in other income on the combined statements of operations and comprehensive income upon receipt.

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 3 — BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

A summary of the Company’s revenue disaggregated by major service lines and timing of revenue recognition of the six months ended September 30, 2024 and 2023, respectively, are as follow:

	For the six months ended September 30,
	2023	2024
	US$	US$
	(Unaudited)	(Unaudited)
Sales of finished goods	10,014,364	12,048,933
Sales for tooling	198,079	361,557
	10,212,443	12,410,490

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has one reportable business segments. Sales are based on the countries in which the customers are from overseas including United States of America, United Kingdom and Europe. Summarized financial information concerning our geographic segments is shown in the following tables:

	For the six months ended September 30,
	2023	2024
	US$	US$
	(Unaudited)	(Unaudited)
United States of America	9,278,592	10,525,541
United Kingdom	523,745	1,021,999
Europe	410,106	695,628
Others	—	167,321
	10,212,443	12,410,490

NOTE 4 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Accounts receivables – third parties	1,234,810	3,220,944
Less: allowance for credit losses	(9,830)	(20,775)
Accounts receivables, net	1,224,980	3,200,169

The following table presents the activities in the allowance for credit losses as of March 31, 2024 and September 30, 2024.

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Balance at beginning,	11,402	9,897
(Reversal)/addition	(1,609)	10,878
Exchange difference in translation	37	—
Balance at ending,	9,830	20,775

For the financial years ended March 31, 2024 and for the six months ended September 30, 2024, the Company made provision for estimated credit losses. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 5 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Utility deposits	383	386
Prepayments	11,317	142,883
Other receivables	15,607	15,746
Total	27,307	159,015

NOTE 6 — LEASES

Operating leases

The Company lease office for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company’s lease agreements do not contain any material guarantees and restrictive covenants. The Company does not have any sublease activities. Short-term lease, defined as leases with initial term of 12 months or less, are reflected on the combined balance sheets. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

	For the six months ended September 30,
	2023	2024
	US$	US$
	(Unaudited)	(Unaudited)
Operating lease expenses:
Amortization of right-of-use assets	90,576	70,107
Interest of lease liabilities	10,982	6,760
Total finance lease expense	101,558	76,867

The components of operating lease are as follows:

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Right-of-use assets:
At the beginning of the year	454,300	304,417
Additions	29,123	—
Amortization for the year	(182,543)	(70,107)
Exchange adjustments	1,487	(302)
At the end of the year	302,367	234,008

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 6 — LEASES (cont.)

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Lease liabilities:
At the beginning	448,028	301,113
New lease for the period	29,123	—
Interest on lease liabilities	19,860	6,760
Repayments of interest portion of lease liabilities	(19,860)	(6,760)
Repayments of principal portion of lease liabilities	(179,532)	(62,426)
Exchange adjustments	1,467	(269)
At the ending	299,086	238,418
	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Lease liabilities are classified as:
Current liabilities	110,513	90,572
Non-current liabilities	188,573	147,846
	299,086	238,418

Other information about the Company’s lease is as follows:

	For the six months ended September 30,
	2023	2024
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating lease	99,598	69,186
Right-of-use assets obtained in exchange for new operating lease liabilities	29,094	—
Weighted-average remaining lease term – operating	2 years	2 years
Weighted average discount rate – operating	5.500%	5.125%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2024 and September 30, 2024:

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Year ending March 31/Period ending September 30,
2025	122,697	100,367
2026	92,022	92,646
2027	92,022	61,765
2028	15,337	—
Total undiscounted lease payments	322,078	254,778
Less: future finance charges	(22,992)	(16,360)
	299,086	238,418

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
At cost
Leasehold improvement	481,324	484,587
Office equipment	2,716	2,734
Furniture and fixtures	43,922	44,219
Computer and equipment	12,607	12,692
Motor vehicles	40,899	41,176
	581,468	585,408
Less: Accumulated depreciation and amortization	(220,803)	(280,566)
Property, plant and equipment, net	360,665	304,842

Depreciation expenses for the financial years ended March 31, 2024 and for the six months ended September 30, 2024 were approximately US$92,639 and US$58,017, respectively.

NOTE 8 — BANK BORROWINGS

	Term of repayments	Effective interest rate	As of March 31, 2024	As of September 30, 2024
			US$	US$
			(Audited)	(Unaudited)
SME instalment loan	5 years	9.22%	113,677	70,104
SME instalment loan	5 years	7.56%	507,751	463,332
SME instalment loan	3 years	2.75%	—	598,968
Bank borrowings – non-current portion			621,428	1,132,404
	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Representing:
Within 12 months	187,288	196,433
Over 1 year	434,140	935,971
	621,428	1,132,404

As of September 30, 2024, bank borrowing as obtained from a financial institution in Hong Kong, which bear annual interest at a fixed rate from 4.08% to 5.04% and are repayable by monthly instalments from 5 years to 10 years. The Company’s bank borrowings are guaranteed loans with other terms and conditions.

Interest related to the bank borrowings was approximately US$25,874 and US$32,063 for the financial year ended March 31, 2024 and for the six months ended September 30, 2024, respectively.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 9 — ACCOUNTS PAYABLES, OTHER PAYABLES AND CONTRACT LIABILITIES

	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Accounts payable	987,666	1,656,014
Accrued expenses	8,631	215,195
Contract liabilities	518,441	436,338
	1,514,738	2,307,547

The Company records contract liabilities from customers when cash payments are received or due in advance of performance.

NOTE 10 — AMOUNTS DUE FROM/(TO) RELATED PARTIES

Name of related parties	Relationship	As of March 31, 2024	As of September 30, 2024
		US$	US$
K-Mark Industrial Limited	Related company with common directors and shareholders	(1,220,097)	(908,553)
Goldin Enterprise Limited	Related company with common directors and shareholders	12,583	12,669
Bright Forward Technology Limited	Related company with common directors and shareholders	(1,022,484)	(1,637,248)
Remarkable Group Holdings Limited	Related company with common directors and shareholders	(82,907)	(83,470)
Kwok Yiu Keung	Director and shareholder of the Company	(153,066)	(154,078)
		(2,465,971)	(2,770,680)
	As of March 31, 2024	As of September 30, 2024
	US$	US$
	(Audited)	(Unaudited)
Representing:
Amounts due from related parties	12,583	12,669
Amounts due to related parties	(2,478,554)	(2,783,349)
	(2,465,971)	(2,770,680)

The amounts due from/(to) related parties are unsecured, interest-free and repayable on demand.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the BVI on December 2, 2024, with authorized share of 50,000,000 ordinary shares of par value US$0.001 each. As of the date of this prospectus, we are authorized to issue a maximum of 19,500,000 shares consisting of either Ordinary Shares or preferred shares with no par value per share. As of the date of this prospectus, there are 19,500,000 Ordinary Shares issued and outstanding.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 11 — SHAREHOLDERS’ EQUITY (cont.)

As at March 31, 2024 and September 30, 2024, the ordinary shares of US$3,833 and US$3,833 represent issued and fully paid ordinary shares of K-Mark Technology Limited.

Dividend Distribution

On March 31, 2024 and September 30, 2024, the Company have not approved any of the distribution of an interim dividend to the shareholders.

NOTE 12 — PROFIT BEFORE INCOME TAX EXPENSES

Income before tax expenses has arrived after charging/(crediting):

	Six months ended September 30,
	2023	2024
	US$	US$
	(Unaudited)	(Unaudited)
Depreciation of property, plant and equipment	57,834	58,017
Amortisation of right-of-use assets	90,576	70,107
Directors’ remuneration	77,226	77,489

Staff costs (excluding directors’ remuneration):
Salaries and other benefits	192,811	184,580
Staff welfare	1,840	1,158
Defined contribution retirement plan contributions	9,971	9,436
	204,622	195,174

NOTE 13 — INCOME TAXES

The provision for income taxes consisted of the following:

	Six months ended September 30,
	2023	2024
	US$	US$
Current tax	96,803	86,900
Deferred income tax expenses	(6,823)	(7,416)
Income tax expenses	89,980	79,484

Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

K-Mark Technology is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD 2 million and 16.5% for any assessable profits in excess of HKD 2 million (equivalent to US$ 255,630).

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 13 — INCOME TAXES (cont.)

	Six months ended September 30,
	2023	2024
	US$	US$
Income before tax expenses	691,062	665,459
Tax expenses at applicable rates in Hong Kong profits at tax rate of 16.5%	114,025	109,801

Tax reduction related to two-tiered profits tax regime	(21,069)	(21,140)
Tax incentives	(383)	(384)
Tax effect of non-taxable income	(2,593)	(8,793)
Income tax expense	89,980	79,484

NOTE 14 — DEFERRED TAX

The followings presented the category of deferred tax assets recognized by the Company and movements thereon:

	Accelerated/ (decelerated) Depreciation allowance	Expected credit losses	Total
	US$	US$	US$
As of April 1, 2023	(1,350)	(1,944)	(3,294)
Deferred tax credit	(5,368)	(1,456)	(6,824)
Exchange adjustments	(4)	(6)	(10)
As of September 30, 2023	(6,722)	(3,406)	(10,128)
As of April 1, 2024	(16,283)	(1,683)	(17,966)
Deferred tax credit	(5,641)	(1,775)	(7,416)
Exchange adjustments	(135)	(21)	(156)
As of September 30, 2024	(22,059)	(3,479)	(25,538)

NOTE 15 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentration of risk:

Information about major customers by revenue

	Percentage of revenue	Revenue	Percentage of revenue	Revenue
	2023		2024
	%	US$	%	US$
Customer A	18.80	1,920,277	23.10	2,867,350
Customer B	25.26	2,579,358	10.74	1,333,387
Customer C	28.39	2,899,547	26.55	3,295,437
Customer G	6.95	710,259	12.25	1,519,908

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 15 — CONCENTRATIONS OF RISK (cont.)

Information about major customers by accounts receivable, net

	Percentage of accounts receivable	Accounts receivable	Percentage of accounts receivable	Accounts receivable
	2023		2024
	%	US$	%	US$
Customer A	23.28	641,725	36.91	1,185,301
Customer B	27.77	765,379	21.31	684,286
Customer C	33.68	928,180	12.44	399,411

Information about major suppliers by cost of revenue

	Percentage of cost of revenue	Cost of revenue	Percentage of cost of revenue	Cost of revenue
	2023		2024
	%	US$	%	US$
Supplier A	89.84	8,088,311	87.41	9,438,793

Information about major suppliers by accounts payable, net

	Percentage of accounts payable	Account payable	Percentage of accounts payable	Account payable
	2023		2024
	%	US$	%	US$
Supplier A	99.93	5,321,309	83.33	1,379,967

NOTE 16 — COST OF REVENUE

	Six months ended September 30,
	2023	2024
	US$	US$
Material – finished goods	8,826,775	10,476,646
Material – tooling	175,805	321,994
	9,002,580	10,798,640

NOTE 17 — OTHER INCOME

	Six months ended September 30,
	2023	2024
	US$	US$
Bank interest income	15,720	53,285
Exchange difference	103,127	18,557
Total	118,847	71,842

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 18 — INTEREST EXPENSES

	Six months ended September 30,
	2023	2024
	US$	US$
Interest on lease liabilities	10,982	6,760
Interest on bank loans	8,548	32,063
Other interest expenses
Total	19,530	38,823

NOTE 19 — RELATED PARTY TRANSACTIONS

Apart from the transactions and balances as disclosed in notes 10 and 20, during the six months ended September 30, 2023 and 2024, the Company had the following transactions with its related parties:

Name of related party	Relationship	Nature of transaction	Six month ended September 30,
			2023	2024
			US$	US$
Bright Forward Technology Limited	Related company with common directors	Purchase of goods	299,135	622,702
K-Mark Industrial Limited	Related company with common directors	Purchase of goods	460,752	247,796
Goldin Enterprise Limited	Related company with common directors	Payments of lease liabilities	91,956	92,646
Remarkable Group Holdings Limited	Related company with common directors	Payments of lease liabilities	15,326	15,441

NOTE 20 — FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

ASC Topic 825, Financial Instruments, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The following summarizes the methods and significant assumptions we used in estimating our fair value disclosures for financial instruments:

•        For cash and cash equivalents, Accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, other payable and accrued liabilities and amounts due to related parties, their carrying values approximate their estimated fair values due to short-term nature of these items;

•        For bank loans and lease liabilities classified under current liabilities, their carrying values approximate their estimated fair values due to short-term nature of these items;

•        For bank loans and lease liabilities classified under non-current liabilities, their fair values are estimated by discounting scheduled future payments of principal and interest at current rates available on these financial liabilities with similar terms. The differences between their carrying values and estimated fair values are considered as insignificant.

NOTE 21 — MAJOR NON-CASH TRANSACTIONS

During the six months ended September 30, 2024 and 2023, the Company had not incurred any major non-cash transactions.

NOTE 22 — COMMITMENTS AND CONTINGENCIES

As of March 31, 2024 and September 30, 2024, the Company has no material commitments or contingencies.

K-TECH SOLUTIONS COMPANY LIMITED
Notes to the unaudited INTERIM CONDENSED combined financial statements

NOTE 23 — SUBSEQUENT EVENTS

In accordance with ASC topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before combined financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2024, up through the date the Company issued the audited combined financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

K-TECH SOLUTIONS COMPANY LIMITED

[*]

CLASS A SHARES

_________________________

PROSPECTUS

[    ], 2025

_________________________

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2025

K-TECH SOLUTIONS COMPANY LIMITED

[*] Class A Shares

This Resale Prospectus relates to the resale of [*] Class A Shares by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sale of Class A Shares by the selling shareholders named in this prospectus.

Currently, no public market exists for our Class A Shares. We have applied to list our Class A Shares on the Nasdaq Capital Market under the symbol “KMRK” in connection with our initial public offering. There is no guarantee or assurance that our Class A Shares will be approved for listing on Nasdaq Capital Market, or that our initial public offering will be closed.

No sales of the Class A Shares covered by this prospectus shall occur until the Class A Shares sold in our initial public offering begin trading on the Nasdaq Capital Market. Any shares sold by the selling shareholder will occur at prevailing market prices or privately negotiated prices after close of the initial public offering and listing of the Class A Shares on Nasdaq Capital Market, and such sales by the selling shareholder will not occur until after the Class A shares begin trading on Nasdaq Capital Market at IPO price expected to be between US$[*] and [*] per Share. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholder.

Investing in our Class A Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 17 of the Public Offering Prospectus to read about factors you should consider before buying our Class A Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — “Implications of Being an Emerging Growth Company and a Foreign Private Issuer” on pages 17 and 10, respectively, of the Public Offering Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Resale Prospectus is [•], 2025

Alt-i

Shares being offered by the Selling Shareholder	[*] Class A Shares
Selling price

Any shares sold by the selling shareholder will occur at prevailing market prices or in privately negotiated prices after close of the initial public offering and listing of the Class A Shares on Nasdaq Capital Market, and such sales by the selling shareholder will not occur until after the Class A Shares begin trading on Nasdaq Capital Market.

Shares to be offered by us pursuant to this Resale Prospectus	Nil
Number of Shares outstanding prior to this offering	[*] Class A Shares and [*] Class B Shares
Number of Shares issued and outstanding after this offering	[*] Class A Shares (or [*] Shares if the underwriters exercise their overallotment option to purchase additional Shares in full) and [*] Class B Shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the Selling Shareholders pursuant to the Resale Prospectus.

Alt-1

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Class A Shares by the selling shareholder.

Alt-2

SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholder, the number of Class A Shares owned by each selling shareholder immediately prior to the date of this Resale Prospectus and the number of Class A Shares to be offered by the selling shareholder pursuant to this Resale Prospectus. The table also provides information regarding the beneficial ownership of our Class A Shares by the selling shareholder as adjusted to reflect the assumed sale of all of the Class A Shares offered under this Resale Prospectus.

Percentage of beneficial ownership before this offering is based on [*] Class A Shares outstanding as at the date of this Resale Prospectus. Beneficial ownership is based on information furnished by the selling shareholder. Unless otherwise indicated and subject to community property laws where applicable, the selling shareholder named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by him/her/it.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days.

The Selling Shareholders have not had any position, office or other material relationship within past three years with the Company. The Selling Shareholders are not broker dealers or affiliates of a broker dealer. The Selling Shareholders do not have any agreement or understanding to distribute any of the Ordinary Shares being registered. The Selling Shareholders are offering to sell all their Ordinary Shares from time to time after the closing of the initial public offering by the Company. None of the Selling Shareholders or the natural controlling persons of the Selling Shareholders are in the business of underwriting securities.

Name of Selling Shareholder	Number of Shares beneficially owned prior to the offering	Maximum number of Shares to be sold	Number of Shares beneficially owned after the offering and sales of Shares by the Selling Shareholder	Percentage of outstanding shareholding
Lightening One Technology Limited
Yu Profit Global Limited
Sacred Groves Limited

Lock-up Agreements

The Selling Shareholders, with respect to their Class A Shares sold pursuant to the Resale Prospectus in this offering, have not entered into Lock-up Agreement.

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SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

The Selling Shareholder and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their Class A Shares being offered under this Resale Prospectus on any stock exchange, market or trading facility on which shares of our Class A Shares are traded or in private transactions. No sales of the Class A Shares covered by this Resale Prospectus shall occur until after completion of our initial public offering. These sales may be at fixed or negotiated prices. The Selling Shareholder may use any one or more of the following methods when disposing of shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to cover short sales made after the date that the registration statement of which this Resale Prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the Selling Shareholder to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for the Selling Shareholder, rather than under this Resale Prospectus. The Selling Shareholder have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholder may pledge their shares to their brokers under the margin provisions of customer agreements. If the Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this Resale Prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this Resale Prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Shareholder and any broker-dealers or agents that are involved in selling the shares offered under this Resale Prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discount under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this Resale Prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this Resale Prospectus or, if required, in a replacement resale prospectus included in a post-effective amendment to the registration statement of which this Resale Prospectus is a part.

The Selling Shareholder and any other persons participating in the sale or distribution of the shares offered under this Resale Prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales

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of any of the shares by, the Selling Shareholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Rule 2710 requires members firms to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of Selling Shareholder, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event the Selling Shareholder intends to sell any of the shares registered for resale in this Resale Prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•        it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•        the complete details of how the Selling Shareholder’s shares are and will be held, including location of the particular accounts;

•        whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Selling Shareholders, including details regarding any such transactions; and

•        in the event any of the securities offered by the Selling Shareholders are sold, transferred, assigned or hypothecated by any Selling Shareholders in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the Selling Shareholder. If any of the Class A shares offered for sale pursuant to this Resale Prospectus are transferred other than pursuant to a sale under this Resale Prospectus, then subsequent holders could not use this Resale Prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Shareholder will sell all or any portion of the shares offered under this Resale Prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this Resale Prospectus. However, each of the Selling Shareholder and purchaser is responsible for paying any discount, and similar selling expenses they incur.

We and the Selling Shareholder have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this Resale Prospectus, including liabilities under the Securities Act.

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LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws. The validity of our Ordinary Shares offered in this offering and certain other matters of BVI law will be passed upon for us by Harney Westwood & Riegels, our counsel as to BVI law. Legal matters as to Hong Kong law will be passed upon for us by CLKW Lawyers LLP.

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K-TECH SOLUTIONS COMPANY LIMITED

[*]

CLASS A SHARES

_________________________

RESALE PROSPECTUS

[    ], 2025

_________________________

You should rely only on the information contained in this Resale Prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this Resale Prospectus. This Resale Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Resale Prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

Until [*], 2024, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter with respect to their unsold subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our amended and restated Memorandum and Articles of Association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our Company.

Pursuant to indemnification agreements, the form of which is filed as Exhibit [10.5] to this registration statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit [1.1] to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

We have issued the following securities which were not registered under the Securities Act of 1933, as amended (the “Securities Act”). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Kwok Yiu Fai	December 20, 2024	6,490,000	10,000 shares in KMT
Kwok Yiu Keung	December 20, 2024	6,490,000	10,000 shares in KMT
Kwok Yiu Wah	December 20, 2024	6,490,000	10,000 shares in KMT

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits and Financial Statement Schedules.

(a)     Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1*	Share Swap Agreement dated December 20, 2024
3.1*	Memorandum and Articles of Association of the Company currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Company (to be effective in connection with the completion of this offering)
4.1*	Specimen Certificate for the Shares
4.2*	Form of Representative’s Warrants
5.1*	Opinion of Harney Westwood & Riegels regarding the validity of the Shares being registered
5.2*	Opinion of Harney Westwood & Riegels regarding certain BVI matters (included in Exhibit 5.1)
5.3*	Opinion of CLKW Lawyers LLP regarding Hong Kong legal matters
5.4*	Opinion of Beijing Dacheng Law Offices, LLP (Shenzhen) regarding certain PRC legal matters
10.1*	Form of Director Letter between the Company and its independent directors
10.2*	Form of Employment Agreement between the Company and its executive officers
10.3*	Form of Indemnification Agreement
10.4*	2024 Share Incentive Plan
10.5*	Tenancy agreement between Best Mark International Holdings Limited and K-Mark Technology Limited dated March 1, 2023
10.6*	Banking facilities granted by Industrial and Commercial Bank of China (Asia) Limited to K-Mark Industrial Limited dated April 10, 2024
10.7*	Banking facilities granted by Standard Chartered Bank (Hong Kong) Limited to K-Mark Technology Limited dated September 11, 2020
10.8*	Banking facilities granted by Standard Chartered Bank (Hong Kong) Limited to K-Mark Technology Limited dated July 1, 2020
10.9*	Banking facilities granted by Standard Chartered Bank (Hong Kong) Limited to K-Mark Technology Limited dated April 27, 2024
10.10*	Acting in Concert Agreement
10.11	Supply agreement dated January 1, 2025 entered into between K-Mark Technology Limited and Fully Starise Limited
21.1*	List of Subsidiary(ies) of the Company
23.1*	Consent of Audit Alliance LLP
23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.3*	Consent of CLKW Lawyers LLP (included in Exhibit 5.3)
23.4*	Consent of Beijing Dacheng Law Offices, LLP (Shenzhen) (included in Exhibit 5.4)
23.5*	Consent of Migo Corporation Limited

Exhibit No.	Description
24.1*	Power of Attorney (included on the signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Insider Trading Policy
99.3*	Clawback Policy
99.4*	Audit Committee Charter
99.5*	Nominating Committee Charter
99.6*	Compensation Committee Charter
99.7*	Consent of [*INED appointee]
99.8*	Consent of [*INED appointee]
99.9*	Consent of [*INED appointee]
107*	Filing Fee Table

____________

*            To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [*], 2025.

K-TECH SOLUTIONS COMPANY LIMITED
By:
Kwok Yiu Keung
Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Kwok Yiu Keung, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
Director, Chief Executive Officer
Kwok Yiu Keung	(Principal Executive Officer)
Chairman, Chief Financial Officer
Kwok Yiu Wah	(Principal Accounting and Financial Officer)
Director, Chief Operating Officer
Hui Suk Man
Director
Kowk Tsz Him

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE U.S.

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [*], 2025.

Authorized U.S. Representative Cogency Global Inc.
By:
Name:
Title: